Exhibit 99.2

EQUITY PURCHASE AGREEMENT

dated as of

January 6, 2025

by and among

GFL ENVIRONMENTAL INC.,

THE BUYERS IDENTIFIED HEREIN,

ERIE US MERGER SUB INC.,

ERIE CANADIAN MERGER SUB INC.,

and

ERIE BUYER PARENT LP

TABLE OF CONTENTS

Page

Article I.
The Purchase and Sale; Closing

Article II.
Representations and Warranties Regarding the Business

i

Article III.
Representations and Warranties Regarding Seller Parent and the JV Company Seller

Section 3.01	Organization	37
Section 3.02	Authority; Due Authorization	37
Section 3.03	Litigation and Proceedings	38

Article IV.
Representations and Warranties of Buyers and Merger Subs

Article V.
Representations and Warranties of Buyer Parent

Section 5.01	Organization	43
Section 5.02	Authority; Due Authorization	43
Section 5.03	No Conflict	44
Section 5.04	Litigation and Proceedings	44
Section 5.05	Solvency	44
Section 5.06	No Outside Reliance	44

Article VI.
Covenants of the Parties

ii

Article VII.
Conditions to Obligations

Section 7.01	Conditions to Obligations of the Parties	79
Section 7.02	Conditions to Obligation of Buyer, Buyer Parent and Merger Subs	80
Section 7.03	Conditions to the Obligations of Seller Parent	80
Section 7.04	Waiver of Conditions	81

Article VIII.
Termination; Effectiveness

Section 8.01	Termination	81
Section 8.02	Effect of Termination	83
Section 8.03	Reverse Termination Fee	83

Article IX.
Miscellaneous

iii

Article X.
Certain Definitions and Interpretive matters

Section 10.01	Definitions	96
Section 10.02	Table of Defined Terms	115
Section 10.03	Construction	121

iv

Annexes

Annex A – Form of Transferred JV Interests Assignment

Annex B – JV Company Limited Partnership Agreement Term Sheet

v

equity PURCHASE AGREEMENT

This Equity Purchase Agreement, dated as of January 6, 2025 (this “Agreement”), is entered into by and among GFL Environmental Inc., a corporation organized under the laws of the Province of Ontario (“Seller Parent”), the Persons identified as “Buyers” on the signature pages hereto (each a “Buyer” and collectively, “Buyers”), Erie US Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Buyer Parent (“US Merger Sub”), Erie Canadian Merger Sub Inc., an Alberta limited corporation and wholly owned subsidiary of Buyer Parent (“CA AmalCo Sub”, and together with US Merger Sub, the “Merger Subs”), and Erie Buyer Parent LP, a Cayman Islands exempted limited partnership (“Buyer Parent”, and together with Seller Parent, Buyers and Merger Subs, the “Parties” and each individually, a “Party”). Capitalized terms used and not otherwise defined herein have the respective meanings set forth in Section 10.01.

RECITALS

WHEREAS, Seller Parent owns or controls, directly or indirectly, all of the issued and outstanding equity interests (such equity interests, collectively, the “Purchased Equity Interests”) of each Person identified as a “Purchased Company” on Schedule 1.02(a) (each, a “Purchased Company”, and collectively, the “Purchased Companies”), as set forth on Schedule 1.02(a);

WHEREAS, in connection with the transactions contemplated by this Agreement, Seller Parent shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to effect the Pre-Closing Transactions, upon the terms and subject to the conditions hereinafter set forth;

WHEREAS, the Purchased Companies and the Purchased Subsidiaries, after giving effect to the Pre-Closing Transactions, carry on the Business;

WHEREAS, all of the Purchased Equity Interests, after giving effect to the Pre-Closing Contributions, will be held, directly or indirectly, by a Subsidiary of Seller Parent formed as a Cayman Islands exempted limited partnership (the “JV Company”) to own the Purchased Companies and the Purchased Subsidiaries, and thereby the Business;

WHEREAS, after giving effect to the Pre-Closing Contributions, all of the issued and outstanding equity interests of the JV Company (such equity interests, collectively, the “JV Company Equity Interests”) will be held by one or more wholly-owned direct or indirect Subsidiaries of Seller Parent (other than a Purchased Company or a Purchased Subsidiary, but including GP LLC in respect of the non-economic general partnership interests in the JV Company) (each, a “JV Company Holder” and collectively, the “JV Company Holders”);

WHEREAS, Buyers collectively desire to acquire a fifty six and four tenths (56.4%) percent portion of the Business by purchasing fifty six and four tenths (56.4%) percent of the JV Company Equity Interests in the aggregate (the “Transferred JV Interests ”) from the JV Company Seller, and Seller Parent desires to sell such portion of the Business by causing the JV Company Seller to sell the Transferred JV Interests to Buyers, in each case, upon the terms and subject to the conditions hereinafter set forth, and in the proportions set forth on the Consideration and Transfer Schedule (collectively, the “Purchase and Sale”);

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WHEREAS, the respective Boards of Directors (or equivalent body) of each of US Merger Sub and CA AmalCo Sub has, and the shareholders of CA AmalCo Sub have, (a) determined that it is in the best interests of US Merger Sub or CA AmalCo Sub, respectively, and Buyer Parent (as the sole equityholder of each of US Merger Sub and CA AmalCo Sub), and declared it advisable, to enter into this Agreement and (b) approved the execution, delivery and performance of this Agreement and the consummation of the Transactions, including the Merger and the Amalgamation, respectively, on the terms and subject to the conditions set forth herein;

WHEREAS, Buyer Parent (as the sole equityholder of each of US Merger Sub and CA AmalCo Sub) has approved the execution, delivery and performance of this Agreement and the consummation of the Transactions, including the Merger and the Amalgamation, on the terms and subject to the conditions set forth herein, and adopted this Agreement, in each case, in accordance with the Delaware Act, the Business Corporations Act (Alberta) and an amalgamation agreement to be in a form and substance satisfactory to the Buyer Parent and the Seller Parent, each acting reasonably (the “CA Amalgamation Agreement”), as applicable; and

WHEREAS, in order to induce Seller Parent to enter into this Agreement, simultaneously with the execution of this Agreement, each of the Guarantee Providers have delivered to Buyer Parent a termination fee commitment letter (the “Guaranties”), pursuant to which the Guarantee Providers have agreed to provide commitments with respect to certain of the obligations of Buyer Parent hereunder.

NOW, THEREFORE, in consideration of the foregoing and of the mutual representations, warranties, covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

Article I.
The Purchase and Sale; Closing

Section 1.01         The Merger and the Amalgamation.

(a)            Immediately prior to the Merger and the Amalgamation, each of US Merger Sub and CA AmalCo Sub shall, subject to the terms and conditions of this Agreement and the Senior Debt Commitment Letter, borrow the Senior Debt Financing and receive the aggregate net proceeds thereof (the “Senior Debt Financing Proceeds”).

(b)            At the Merger Effective Time and in accordance with, and subject to, the provisions of this Agreement and the applicable provisions of the Delaware Act, US Merger Sub shall be merged with and into US BidCo (the “Merger”), whereupon the separate legal existence of US Merger Sub shall cease, and US BidCo shall continue its existence under the laws of Delaware as the surviving entity in the Merger (the “Surviving US BidCo Entity”).

(c)            At the Amalgamation Effective Time and in accordance with, and subject to, the provisions of this Agreement, the CA Amalgamation Agreement, and the applicable provisions of the Business Corporations Act (Alberta), CA AmalCo Sub shall be amalgamated with CA BidCo (the “Amalgamation”), whereupon the legal existence of each of CA AmalCo Sub and CA BidCo shall continue in an amalgamated limited corporation bearing the name “GFL Erie Canada Inc.” (“CA AmalCo”). CA AmalCo shall take and organize itself with the name, fiscal year and head office of CA BidCo.

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(d)            All of the Equity Interests of (i) US Merger Sub issued and outstanding immediately prior to the Merger Effective Time shall be cancelled for no consideration, and (ii) CA AmalCo Sub issued and outstanding immediately prior to the Amalgamation Effective Time shall, pursuant to the Amalgamation, be cancelled for no consideration, and the Buyers shall not receive any Equity Securities in CA AmalCo as a result of the Amalgamation.

(e)            Immediately following the Amalgamation Effective Time on the Closing Date, SPV 2 shall, subject to the terms and conditions of this Agreement and the Junior Debt Commitment Letter, borrow the Junior Debt Financing and receive the aggregate net proceeds thereof (the “Junior Debt Financing Proceeds” and together with the Senior Debt Financing Proceeds, the “Debt Financing Proceeds”).

(f)            Immediately following the receipt of the Junior Debt Financing Proceeds, and prior to the Pre-Closing BidCo Exchanges and the Pre-Closing Contributions, Seller Parent shall cause each of SPV 2, Parent LP, Intermediate LP, Mid LP, Buyer LP and CA AmalCo to contribute down the Junior Debt Financing Proceeds from SPV 2 through Parent LP, Intermediate LP, Mid LP and Buyer LP to CA AmalCo in exchange for shares in the capital of CA AmalCo issued to Buyer LP (the “Pre-Closing CA AmalCo Contributions”).

(g)            Immediately following the Pre-Closing CA AmalCo Contributions, but prior to the Closing, Seller Parent shall cause (i) each of the Surviving US BidCo Entity and CA AmalCo to complete each of the actions and transactions set forth in the Pre-Closing Transactions Plan with respect to the exchange of the Net Debt Financing Proceeds for a portion of the Purchased Equity Interests of certain Purchased Companies in accordance with the Consideration and Transfer Schedule (the “Pre-Closing BidCo Exchanges”), (ii) the JV Company Seller to contribute the portion of the Purchased Equity Interests of GFL Environmental Services ULC (the “Canadian Purchased Company”) retained by the JV Company Seller following completion of the Pre-Closing BidCo Exchanges to the JV Company in exchange for JV Company Equity Interests and the JV Company thereafter to contribute (through any intermediate entities) such Purchased Equity Interests to CA AmalCo in exchange for shares in the capital of CA AmalCo issued to Buyer LP, (iii) the US JV Company Holders to contribute the remaining portion of the Purchased Equity Interests of each Purchased Company (other than the Canadian Purchased Company) to US Holdco in exchange for equity interests in US Holdco (the “First US Contributions”) and US Holdco thereafter to contribute such Purchased Equity Interests to US BidCo (the “First Push-Down Contribution”), (iv) the US JV Company Holders to contribute the equity interests in US Holdco received in the First US Contributions to the JV Company in exchange for JV Company Equity Interests (the “Second US Contributions”) and (v) the JV Company thereafter to contribute (through any intermediate entities) such equity interests in US Holdco received in the Second US Contributions to Buyer LP (the “Second Push-Down Contributions”), in each case of clauses (ii) through (v), in accordance with the Pre-Closing Transactions Plan (collectively, the “Pre-Closing Contributions”).

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(h)            The Merger shall become effective on the Closing Date upon the filing by US BidCo and US Merger Sub of a certificate of merger with the Secretary of State of the State of Delaware, executed in accordance with, and containing such information as is required by, the relevant provisions of the Delaware Act in order to effect the Merger (the “US BidCo Certificate of Merger”). Such time at which the Merger becomes effective is hereinafter referred to as the “Merger Effective Time”.

(i)             The Amalgamation shall become effective on the Closing Date upon the filing by CA BidCo and CA AmalCo Sub of the articles of amalgamation with the Registrar of Corporations or Deputy Registrar of Corporations of the Province of Alberta appointed pursuant the Business Corporations Act (Alberta) (the “Registrar”), executed in accordance with, and containing such information as is required by, the CA Amalgamation Agreement and the relevant provisions of the Business Corporations Act (Alberta). Such time at which the Amalgamation becomes effective is hereinafter referred to as the “Amalgamation Effective Time”.

(j)             At the Merger Effective Time and without any further action on the part of any Party, (a) the certificate of formation of US BidCo as in effect immediately prior to the Merger Effective Time shall be the certificate of formation of the Surviving US BidCo Entity until thereafter amended in accordance with applicable Law, and (b) the operating agreement of US BidCo as in effect immediately prior to the Merger Effective Time shall be the operating agreement of the Surviving US BidCo Entity until thereafter amended in accordance with applicable Law.

(k)            At the Amalgamation Effective Time, (a) the Registrar shall issue a certificate of amalgamation (the “CA BidCo Certificate of Amalgamation”) in accordance with the provisions of the Business Corporations Act (Alberta), and (b) the bylaws of CA BidCo as in effect immediately prior to the Amalgamation Effective Time shall be the bylaws of CA AmalCo until thereafter amended in accordance with applicable Law and the CA Amalgamation Agreement.

(l)             The managers and officers of US BidCo shall, from and after the Merger Effective Time, become the managers and officers of the Surviving US BidCo Entity until their successors shall have been duly elected, appointed and qualified or until their earlier death, resignation or removal in accordance with the Organizational Documents of the Surviving US BidCo Entity and applicable Law. The directors and officers of CA BidCo shall, from and after the Amalgamation Effective Time, become the directors and officers of CA AmalCo until their successors shall have been duly elected, appointed and qualified or until their earlier death, resignation or removal in accordance with the Organizational Documents of CA AmalCo and applicable Law.

(m)            The effects of the Merger shall be as provided in this Agreement and in the applicable provisions of the Delaware Act. The effects of the Amalgamation shall be as provided in this Agreement, the CA Amalgamation Agreement, and in the applicable provisions of the Business Corporations Act (Alberta). Without limiting the generality of the foregoing, and subject thereto, (a) at the Merger Effective Time, all of the property, rights, privileges, powers and franchises of US BidCo and US Merger Sub shall vest in the Surviving US BidCo Entity, and all debts, liabilities and duties of US BidCo and US Merger Sub shall become the debts, liabilities and duties of the Surviving US BidCo Entity, all as provided under the Delaware Act; and (b) at the Amalgamation Effective Time, all of the property, rights, privileges, powers and franchises of each of CA BidCo and CA AmalCo Sub shall continue to be the property, rights, privileges, powers and franchises of CA AmalCo, and all debts, liabilities and duties of each of CA BidCo and CA AmalCo Sub shall continue to be the debts, liabilities and duties of CA AmalCo, all as provided under the Business Corporations Act (Alberta) and the CA Amalgamation Agreement.

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Section 1.02         The Purchase and Sale. Immediately following the Merger, the Amalgamation, the Pre-Closing BidCo Exchanges, the Pre-Closing Contributions and the other Pre-Closing Transactions, at the Closing, subject to and on the terms and conditions of this Agreement, Seller Parent shall cause the JV Company Seller to sell, transfer and convey to each Buyer, and each Buyer shall acquire and accept from the JV Company Seller, all of the JV Company Seller’s right, title and interest in the Transferred JV Interests, in each case, as set forth on the Consideration and Transfer Schedule, free and clear of all Liens (other than those arising pursuant to applicable securities Laws and those created by such Buyer).

Section 1.03         Transferred Assets; Transferred Liabilities; Retained Assets; Retained Liabilities.

(a)            Purchased Companies and Purchased Subsidiaries. Prior to the Closing and in connection with the Pre-Closing Transactions, subject to and in accordance with Section 1.01, Section 6.16 and the Pre-Closing Transactions Plan, Seller Parent shall, or shall cause its Subsidiaries to, take all such actions as are necessary so that as of the Closing, the Purchased Companies and the Purchased Subsidiaries are owned, directly or indirectly, by the JV Company.

(b)            Transferred Assets. Prior to the Closing and in connection with the Pre-Closing Transactions, subject to and in accordance with Section 6.16, Seller Parent shall use commercially reasonable efforts to, or cause its Subsidiaries to, take all such actions as are necessary so that as of the Closing the following assets, rights, interests or properties of the Retained Companies (collectively, the “Transferred Assets”) are assigned or transferred to one or more of the Purchased Companies or Purchased Subsidiaries, free and clear of all Liens (other than Permitted Liens), but excluding the Retained Assets:

(i)            subject to and in accordance with Section 6.03(a) and Section 6.16, the Permits which are primarily related to or primarily used or held for use in connection with the operation or conduct of the Business (the “Assumed Permits”);

(ii)          all of the tangible assets, rolling stock, equipment (including office equipment), computers, machinery, fixtures, fuel inventory, furnishings, tools, leasehold improvements, telecommunications equipment, containers, spare parts inventory, shop tools, test equipment, supplies or other similar tangible assets which are primarily related to or primarily used or held for use in the Business;

(iii)         the telephone numbers, facsimile numbers and cell phone number(s) which are primarily related to or primarily used or held for use in the Business;

(iv)         all customer accounts and contracts, agreements, arrangements and commitments which are primarily related to or primarily used or held for use in the Business (collectively, the “Customer Contracts”);

(v)          the non-customer commercial Contracts which are primarily related to or primarily used or held for use in the Business (the “Commercial Contracts”);

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(vi)         the Leases listed on Schedule 1.03(b)(vi) (the “Assigned Leases”, and together with the Customer Contracts and the Commercial Contracts, the “Assumed Contracts”);

(vii)        any and all benefits of or rights with respect to any and all credits, prepaid expenses and deposits, claims for refunds, rebates, deferred charges and prepaid items, in each case to the extent directly or indirectly related to, used or held for use in, or arising out of, the Business;

(viii)       any and all accounts or notes receivable and other rights to payment or receivables to the extent directly or indirectly related to, used or held for use in, or arising out of, the Business and the full benefit of all security for such accounts or rights to payment, including all trade accounts receivable representing amounts receivable in respect of goods shipped or products sold or services rendered to customers of the Business;

(ix)         the parcels of Owned Real Property listed on Schedule 1.03(b)(ix);

(x)          all books and records primarily related to the Transferred Assets, the Business or current and former Business Employees (other than any such books or records related to current or former Business Employees (x) with respect to any GFL Benefit Plans (but not, for the avoidance of doubt, the Transferred Benefit Plans or the Cloned Benefit Plans) or any Retained Liability or (y) the transfer of which is prohibited by applicable Law) (provided that, without limiting Section 6.04(b), following the Closing, Buyer shall, and shall cause the Purchased Companies and the Purchased Subsidiaries to, provide Seller Parent with reasonable access to the portion of such books and records that relate to the Business upon reasonable request, to the extent not prohibited by applicable Law);

(xi)         all rights, claims and credits, including all guarantees, warranties, indemnities and similar rights by any manufacturer, supplier, distributor or other Person (including with respect to equipment) to the extent related to the Transferred Assets or the Business;

(xii)        the Transferred Benefit Plans and the Cloned Benefit Plans established pursuant to Section 6.07(n) to “clone” or “mirror” or otherwise provide similar benefits as provided under any GFL Benefit Plans that are sponsored or maintained by a Purchased Company or a Purchased Subsidiary as of or immediately prior to the Closing and, in each case, any related trusts, insurance contracts, services agreements or other similar agreements or arrangements, and all rights, title and interest in the assets related thereto;

(xiii)       all of the Intellectual Property that is primarily used or primarily held for use in connection with the operation or conduct of the Business (other than the Seller Marks);

(xiv)        all of the goodwill with respect to the Transferred Assets or the Business; and

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(xv)         any assets and properties (of whatever kind or nature) of the Retained Companies not of the type described in the foregoing clauses (i) through (xiv) which are primarily related to or primarily used or held for use in the Business.

(c)            Transferred Liabilities. Prior to the Closing and in connection with the Pre-Closing Transactions, subject to and in accordance with Section 6.16, Seller Parent shall use commercially reasonable efforts to, or cause its Subsidiaries to, take all such actions as are necessary so that as of the Closing all of the Liabilities (other than the Retained Liabilities) of the Retained Companies, whether arising before, on or after the Closing Date, to the extent relating to, resulting from or arising out of the present, past or future ownership or use of the Business, shall be assigned to and fully assumed, paid, satisfied and discharged when due by one or more of the Purchased Companies or Purchased Subsidiaries (collectively, the “Transferred Liabilities”), including:

(i)            all Liabilities and duties arising prior to, on or after the Closing Date under the Assumed Contracts or the Assumed Permits;

(ii)          all Environmental Liabilities arising prior to, on or after the Closing Date in respect of the Transferred Assets;

(iii)         any and all obligations with respect to any and all credits, prepaid expenses, rebates, deferred charges and prepaid items of any Person other than Retained Companies which are primarily related to the Business;

(iv)         all accounts payable of the Business which are primarily related to the Business;

(v)          all (A) Taxes to the extent taken into account in the calculation of Closing Date Indebtedness or Closing Date Seller Transaction Expenses, in each case, as finally determined and (B) Taxes of the Purchased Companies or the Purchased Subsidiaries for any Pre-Closing Tax Period (other than Taxes described in clause (ii)(B) of the definition of Retained Liabilities) actually paid by the Purchased Companies or the Purchased Subsidiaries after the Calculation Time (but excluding any such Taxes described in this clause (B) in excess of the sum of (x) the amount of such Taxes described in clause (A) above and (y) five million dollars ($5,000,000) (such sum of (x) and (y), the “Purchased Company Tax Limit”)); and

(vi)            all (A) Liabilities in respect of the Transferred Benefit Plans and the Cloned Benefit Plans and (B) Liabilities in respect of each Business Employee arising before, at or after the Closing Date, and all Liabilities with respect to such Business Employees or such other employee that are assumed by the JV Company pursuant to Section 6.07 (including Reimbursable Employee Costs), in each case of clauses (A) and (B), other than those Liabilities that are retained by any of the Retained Companies pursuant to Section 1.03(e) (collectively, “Ongoing Employee Liabilities”).

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(d)            Retained Assets. Notwithstanding the purchase by Buyers of the Transferred JV Interests, Buyers acknowledge and agree that the assets of the Purchased Companies and the Purchased Subsidiaries shall not include, and Buyers shall not acquire or purchase, any of the following assets (collectively, the “Retained Assets”), it being agreed that any such Retained Assets shall be assigned or transferred, prior to or substantially contemporaneously with the Closing, to Seller Parent or one or more of its designees pursuant to Section 6.16:

(i)            the Seller Marks;

(ii)          all books and records which relate primarily to the Retained Assets or Retained Liabilities (provided that, following the Closing, Seller Parent shall provide the JV Company and Buyers with reasonable access to the portion of such books and records that relate to the Business upon reasonable request and in accordance with Section 6.04(b), mutatis mutandis);

(iii)         all Tax Returns of any of the Retained Companies except to the extent that such Tax Returns primarily relate to Taxes of any of the Purchased Companies or Purchased Subsidiaries;

(iv)         all refunds and credits of Taxes of (x) any Retained Company, (y) any member of the Parent Group (other than the Purchased Companies or the Purchased Subsidiaries), or (z) any Purchased Company or Purchased Subsidiary to which the JV Company Holders are entitled pursuant to Section 6.10(k), it being understood that the transfer or payment of such refunds and credits of Taxes (or portion thereof) referred to in this clause (z) shall be governed exclusively by Section 6.10(k);

(v)         subject to Section 6.13, all insurance policies of Seller Parent or any of its Affiliates and all rights with respect thereto which relate to the Business;

(vi)        all credit card terminals and virtual credit card terminals and all corporate credit cards and fuel cards issued to any Business Employees;

(vii)        all Shared Contracts and Shared Permits (in each case, subject to Section 6.15 and Section 6.16);

(viii)       (A) all accounting software (Great Plains, Cognos, TM1), billing software, route management software (i.e., Trux/Tower/PC Scale), maintenance software (i.e., Dossier, TMT, M5), employee management software (i.e., Workday and Concorde for employee safety reports), customer relationship management software, customer data entry workflow software (Laserfiche), information technology support systems, SKADA software, Microsoft Power BI software, Workday Finance software, GFL My Account, Customer Connect & Payment Portal, GFL local website pages & GFL Connect website, Five9 systems and campaigns, lockboxes, shared email boxes, GFL email addresses on BYOD cellphones and corporate devices, the GFL Customer care phone number and customer facing GFL central 1-800 numbers, and GFL social media sites, (B) all applications and other systems that have been or are currently planned to be decommissioned (including EMS, ETS, RAPA, GP, XMS and HR systems and timekeeping) and all historical records on such systems, (C) all software applications owned by or licensed to Seller Parent or any of its Affiliates and used in both the Business and any of the Retained Businesses, and (D) all other IT Systems owned by or leased or licensed to any of the Retained Companies;

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(ix)          the GFL Benefit Plans and any related trusts, insurance contracts, services agreements or other similar agreements or arrangements and all assets related thereto (except to the extent transferred to any Transferred Benefit Plan or Cloned Benefit Plan); and

(x)           all of the assets and properties set forth on Schedule 1.03(d)(x).

(e)            Retained Liabilities. Notwithstanding the purchase by Buyers of the Transferred JV Interests, Buyers and Seller Parent acknowledge and agree that the liabilities of the Purchased Companies and the Purchased Subsidiaries shall not include, and Buyers shall not assume, satisfy or discharge any, and Seller Parent shall, and shall cause the Retained Companies to, fully assume, pay, satisfy and discharge when due all liabilities of the Retained Companies other than the Transferred Liabilities, including the following Liabilities of the Retained Companies, the Purchased Companies or the Purchased Subsidiaries (collectively, the “Retained Liabilities”):

(i)            all Liabilities (including Environmental Liabilities) in respect of, arising out of, or resulting from, the Retained Assets or the Retained Business (other than any Liability that is expressly excluded from the definition of “Retained Liability” by virtue of the limitations in the remaining provisions of this Section 1.03(e));

(ii)          (A) all Taxes of the Purchased Companies and the Purchased Subsidiaries for any Pre-Closing Tax Period (allocated in respect of a Straddle Period in accordance with Section 6.10(g)), including any such Taxes relating to the Pre-Closing Transactions (other than Transfer Taxes that do not exceed the Transfer Tax Limit), (B) all Taxes of Seller Parent, any JV Company Holder, any of their respective Subsidiaries (other than the Purchased Companies and the Purchased Subsidiaries), or any member (other than any of the Purchased Companies and the Purchased Subsidiaries) of any Parent Group of which any of the Purchased Companies and the Purchased Subsidiaries is or was a member prior to the Closing, including all Tax liabilities of any Parent Group for which any of the Purchased Companies or the Purchased Subsidiaries is liable under Treasury Regulations Section 1.1502-6 or any similar provision of state or local Law; (C) all Taxes of any Person (other than any of the Purchased Companies and the Purchased Subsidiaries, but including any of their respective predecessors) imposed on any of the Purchased Companies and the Purchased Subsidiaries as a transferee or successor, or by contract (other than a written contract entered into in the ordinary course of business the primary purpose of which is not Taxes), which Taxes relate to an event or transaction occurring before the Closing, and (D) any Taxes to the extent resulting from, arising out of or relating to the Retained Business; but, in each case, (1) with respect to any Transfer Taxes, only to the extent the aggregate amount of such Transfer Taxes exceeds the Transfer Tax Limit and only the amount in excess of the Transfer Tax Limit, (2) with respect to any Taxes of the Purchased Companies or the Purchased Subsidiaries for any Pre-Closing Tax Period (other than Taxes described in clause (B) above), only to the extent the aggregate amount of such Taxes actually paid by the Purchased Companies or the Purchased Subsidiaries after the Calculation Time exceeds the Purchased Company Tax Limit and only the amount in excess of the Purchased Company Tax Limit, and (3) excluding any Taxes to the extent taken into account in the calculation of Closing Date Indebtedness or Closing Date Seller Transaction Expenses, in each case, as finally determined; provided, that solely for purposes of determining the Taxes that are included in this Section 1.03(e)(ii) and that are treated as Retained Liabilities and the Taxes that are included in Section 1.03(c)(v) and that are treated as Transferred Liabilities, the term “Taxes” shall include any escheat and unclaimed property liabilities; and

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(iii)         all Liabilities in respect of, arising out of, or resulting from the GFL Benefit Plans and any U.S. Multiemployer Plan (excluding with respect to any U.S. Multiemployer Plan listed on Schedule 2.12(e) that are attributable to the Business Employees or former employees of the Business), and any other benefit or compensation plan, program, policy, agreement, contract or arrangement at any time maintained, sponsored, contributed to or required to be contributed to by Seller Parent or any of its Affiliates, other than the Transferred Benefit Plans or the Cloned Benefit Plans, in each case whether arising before, at or after the Closing Date; provided that this Section 1.03(d)(iii) shall not limit the Purchased Companies’ or Purchased Subsidiaries’ obligations to pay Reimbursable Employee Costs pursuant to Section 6.07(o).

Section 1.04         Aggregate Closing Consideration. The consideration payable at the Closing for the Transferred JV Interests shall consist of the Closing Cash Consideration, which shall be paid by the Buyers to the JV Company Seller in accordance with the Consideration and Transfer Schedule and in the proportions set forth on the Consideration and Transfer Schedule. For the avoidance of doubt, each of the Upward Net Working Capital Adjustment Amount and the Downward Net Working Capital Adjustment Amount shall be zero dollars ($0) in the event that the Closing occurs on or after June 2, 2025 but on or before September 1, 2025.

Section 1.05         Delivery of Closing Calculations. Not less than five (5) Business Days prior to the Closing Date, Seller Parent shall deliver to Buyer Parent (i) a written statement (the “Estimated Closing Statement”) setting forth Seller Parent’s good faith estimate of the following, in each case calculated as of the Calculation Time: (a) Closing Date Cash (the “Estimated Closing Date Cash”), (b) Closing Date Indebtedness (the “Estimated Closing Date Indebtedness”), (c) Closing Date Seller Transaction Expenses (the “Estimated Closing Date Seller Transaction Expenses”), and (d) Seller Parent’s calculation of the Closing Purchase Price and Closing Cash Consideration based on the foregoing estimates, and (ii) the Consideration and Transfer Schedule. Following the delivery of the Estimated Closing Statement, Seller Parent shall provide Buyer Parent and its representatives at reasonable times and upon reasonable notice, such access to the books, records and other information, and personnel and advisors who prepared the Estimated Closing Statement, regarding the Estimated Closing Date Cash, the Estimated Closing Date Indebtedness, and the Estimated Closing Date Seller Transaction Expenses as Buyer Parent reasonably requests, to aid in Buyer Parent’s review of the Estimated Closing Statement and Seller Parent’s calculation of the Closing Purchase Price and Closing Cash Consideration. Seller Parent shall in good faith consider any changes to the Estimated Closing Statement, or to the calculations or other items included therein, suggested by Buyer Parent prior to Closing, it being understood that Buyer Parent shall have no approval rights with respect to the estimates or calculation therein (provided that, without prejudice to Section 1.07, the existence of any dispute shall not delay or otherwise effect the Closing and the estimates and calculations of Seller Parent set forth in the Estimated Closing Statement shall control). Notwithstanding the foregoing, without the prior written consent of Buyer Parent, Seller Parent will not (i) make, pursuant to this Section 1.05, any change to the form of Consideration and Transfer Schedule set forth in Schedule 10.01(d) that is or would be materially adverse to Buyer Parent, Buyers, their respective Affiliates, the Investors, the Purchased Companies, the Purchased Subsidiaries or the Business, or (ii) change (A) the amount of the Debt Financing Proceeds to an amount that is not equal to the amount of the aggregate net proceeds of the Debt Financing actually received by the Merger Subs immediately prior to the Merger and the Amalgamation, (B) the allocation of such Debt Financing Proceeds amongst the Merger Subs or (C) the allocation of the JV Company Equity Interests between the Buyers.

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Section 1.06         Closing.

(a)            Subject to the terms and conditions of this Agreement, the closing of the Transaction (the “Closing”) shall take place at the offices of Latham & Watkins LLP, 1271 Avenue of the Americas, New York, New York 10020, at 10:00 a.m. on the date that is three (3) Business Days after the date on which all conditions set forth in Section 7.01, Section 7.02 and Section 7.03 have been satisfied or waived by the Party entitled to the benefit thereof (other than those conditions that by their terms are to be satisfied at the Closing) or such other time and place as Buyers and Seller Parent may mutually agree. Notwithstanding the foregoing, if requested by Seller Parent in writing, the Closing shall occur on the first (1st) Business Day of the month following the month during which the Closing is otherwise required to occur, as provided in the immediately preceding sentence; so long as any such written notice to defer the Closing would not result in the Closing occurring on a Business Day following the Termination Date, and subject, in each case, to satisfaction or waiver, as of the Closing Date, of all of the conditions set forth in Section 7.01, Section 7.02 and Section 7.03 (other than those conditions that by their terms are to be satisfied at the Closing); provided that the Closing shall not occur before later of (i) thirty (30) consecutive days following the date the Buyer Parent has received the Required Financial Information and such Required Financial Information described in clause (a) of the definition of “Carve-out Financial Information” with respect to the fiscal year ended December 31, 2023, remains Compliant during such thirty (30) consecutive day period (provided further, however that the foregoing period shall not be deemed to have commenced if, prior to the completion of such thirty (30) consecutive day period, such Required Financial Information is not Compliant on any day during such period (and such thirty (30) consecutive day period shall not commence until such new Required Financial Information that is Compliant is delivered to Buyer Parent, following which such thirty (30) consecutive day period shall reset)), and (ii) March 1, 2025 (the later of the foregoing clauses (i) and (ii), the “Inside Date Period”), in each case, without the prior written consent of the Buyer Parent. The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date”. If the Closing occurs, all transactions contemplated herein to occur on or as of the Closing Date shall be deemed to have occurred simultaneously and to be effective (for Seller Parent’s internal accounting purposes only) at 12:00 a.m. (Eastern time) on the Closing Date; provided, that, if the Closing Date is not the first (1st) calendar day of the applicable month in which the Closing occurs, all transactions contemplated herein to occur on or as of the Closing Date shall be deemed for Seller Parent’s internal accounting purposes only to have occurred simultaneously and to be effective at 12:00 a.m. (Eastern time) on the first (1st) calendar day of such month (which shall not affect the calculation of any components of the Closing Purchase Price hereunder). The Parties shall cooperate in good faith and take all actions reasonably necessary to effect any such deemed effective time. For the avoidance of doubt, all references herein to the Closing Date (including with respect to the Calculation Time) shall refer to the date on which the Closing actually occurs and not the date of such deemed effective time, if different.

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(b)            At or prior to the Closing, Seller Parent shall deliver to Buyer Parent:

(i)            an assignment with respect to the Transferred JV Interests, in the form attached hereto as Annex A (the “Transferred JV Interests Assignment”), duly executed by the JV Company Seller, together with certificates representing such Transferred JV Interests, if such Transferred JV Interests are certificated;

(ii)          real property transfer tax forms or similar ancillary transfer-related forms required by applicable Law, if any, to be executed by each applicable JV Company Holder with respect to the transfer of any Owned Real Property in connection with the sale of a Purchased Company or a Purchased Subsidiary by a JV Company Holder;

(iii)         subject to Section 6.20, a counterpart signature page to the Services Agreement, duly executed by Seller Parent and the JV Company;

(iv)         a counterpart signature page to the Trademark License Agreement, in the form attached hereto as Schedule 1.06(b)(iv) (the “Trademark License Agreement”), duly executed by Seller Parent and the JV Company, pursuant to which Seller Parent or one of its Affiliates will grant to the JV Company and its Subsidiaries a license to use the Seller Marks in the Business following the Closing;

(v)          written resignations, effective as of the Closing, of the officers and directors of the JV Company and its Subsidiaries (including the Purchased Companies and the Purchased Subsidiaries);

(vi)         customary lien release confirmations (each a “Release Letter”) from the holders of Indebtedness set forth on Schedule 1.06(b)(vi), which Release Letters shall provide that upon receipt from or on behalf of the Purchased Companies and the Purchased Subsidiaries and their Affiliates of evidence that the Closing has occurred, as applicable, (i) all Liens relating to such Indebtedness shall be released and terminated and of no further force and effect and (ii) any and all outstanding guarantees of indebtedness of Seller Parent and its Affiliates by the Purchased Companies and the Purchased Subsidiaries shall be discharged and extinguished in full; provided, that Seller Parent shall deliver to Buyer Parent drafts of the Release Letters at least two (2) Business Days prior to the Closing Date and executed copies of the Release Letters at least one (1) Business Day prior to the Closing Date;

(vii)        a properly completed and executed IRS Form W-9 from each JV Company Holder transferring in the Pre-Closing Bidco Exchanges any Purchased Equity Interests in any Person treated as a “United States person” within the meaning of Section 7701(a)(30) of the Code (treating any “disregarded entity” as a regarded Person for the sole purpose of determining whether such Person is a “United States person” within the meaning of Section 7701(a)(30) of the Code), and including (for clarity’s sake) a properly completed and executed IRS Form W-9 from each US JV Company Holder;

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(viii)       a properly completed certificate duly executed by the JV Company, dated as of the Closing Date, sworn under penalty of perjury and in form and substance required under Treasury Regulation Section 1.1445-11T(d)(2)(i) (or any succeeding guidance) stating that less than 50% of the value of the gross assets of the JV Company consists of United States real property interests (within the meaning of Section 897 of the Code) or less than 90% of the value of the gross assets of the JV Company consists of United States real property interests (within the meaning of Section 897 of the Code) plus any cash or cash equivalents;

(ix)          a properly completed certificate duly executed by the JV Company, dated as of the Closing Date, sworn under penalty of perjury and in form and substance required under Treasury Regulation Section 1.1446(f)-2(b)(4); provided, however, that the sole recourse with respect to any failure to provide any form or certificate under clauses (vii) through (ix) of this Section 1.06(b) shall be to deduct and withhold (or cause such deduction or withholding to occur) amounts required to be deducted or withheld as a result of such failure from the consideration otherwise payable pursuant to this Agreement to any Person in accordance with Section 1.08;

(x)          subject to Section 6.19, a counterpart signature page to the JV Company Limited Partnership Agreement, duly executed by each JV Company Holder, GP LLC and the JV Company; and

(xi)          a certificate signed by an officer of Seller Parent, dated as of the Closing Date, certifying that the conditions specified in Section 7.02(a), Section 7.02(b) and Section 7.02(c) have been satisfied.

(c)            At or prior to the Closing, Buyers shall pay or deliver to Seller Parent or the JV Company Seller, as applicable:

(i)            an amount equal to the Closing Cash Consideration, by wire transfer of immediately available funds, to the JV Company Seller in accordance with the Consideration and Transfer Schedule and in the proportions set forth on the Consideration and Transfer Schedule;

(ii)          a counterpart signature page to the Transferred JV Interests Assignment, duly executed by each Buyer;

(iii)         real property transfer tax forms or similar ancillary transfer-related forms required by applicable Law, if any, to be executed by each Buyer with respect to the transfer of any Owned Real Property in connection with the sale of a Purchased Company or a Purchased Subsidiary by a JV Company Holder;

(iv)         a certificate signed by an officer of each Buyer, dated as of the Closing Date, certifying that the conditions specified in Section 7.03(a) and Section 7.03(b) have been satisfied; and

(v)          subject to Section 6.19, a counterpart signature page to the JV Company Limited Partnership Agreement, duly executed by each Buyer.

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(d)            At the Closing, the JV Company shall pay or cause to be paid the JV Expenses to the applicable payees thereof.

(e)            Prior to the Calculation Time, Seller Parent will use commercially reasonable efforts to minimize the amount of the Seller Transaction Expenses.

Section 1.07         Adjustment Amount.

(a)            As soon as reasonably practicable following the Closing Date, and in any event within ninety (90) days thereof, Buyer Parent shall prepare and deliver to Seller Parent a statement (the “Final Closing Statement”) setting forth (i) an internally prepared calculation of the following as of the Calculation Time: (A) the Cash (the “Closing Date Cash”), (B) the Indebtedness (the “Closing Date Indebtedness”), and (C) the Seller Transaction Expenses (the “Closing Date Seller Transaction Expenses”), and (ii) a calculation, whether positive or negative, of (x) the amount of the Closing Cash Consideration calculated based on the Final Closing Statement (using, for the avoidance of doubt, the calculations described in the foregoing clauses (a)(i)(A) through (C) of this Section 1.07) minus (y) the amount of the Closing Cash Consideration calculated based on the Estimated Closing Statement (the “Adjustment Amount”). Except as otherwise provided herein, the Closing Date Cash, the Closing Date Indebtedness and the Closing Date Seller Transaction Expenses shall be calculated in accordance with IFRS (and the determination of any items included in the Final Closing Statement shall be based on facts and circumstances as they exist as of the Calculation Time and shall exclude the effect of any act, decision change in circumstances or other event or development arising or occurring after the Calculation Time). Following the Closing until the delivery of the Final Closing Statement, Seller Parent shall provide the Buyer Parent and its representatives at reasonable times and upon reasonable notice, such access to the books, records and other information regarding, and personnel and advisors who possess knowledge and information necessary to prepare the Final Closing Statement, the Closing Date Cash, the Closing Date Indebtedness and the Closing Date Seller Transaction Expenses as Buyer Parent reasonably requests, to aid in Buyer Parent’s preparation of the Final Closing Statement and Buyer Parent’s calculation of the Adjustment Amount. Following the delivery of the Final Closing Statement, Buyer Parent shall provide Seller Parent and its representatives at reasonable times and upon reasonable notice, such access to the books, records, working papers and other information regarding, and personnel and advisors who prepared the Final Closing Statement, the Closing Date Cash, the Closing Date Indebtedness and the Closing Date Seller Transaction Expenses as Seller Parent reasonably requests, to aid in Seller Parent’s review of the Final Closing Statement and Buyer Parent calculation of the Adjustment Amount.

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(b)            If Seller Parent disagrees with the Final Closing Statement and Buyer Parent’s calculation of the Adjustment Amount, it shall notify Buyer Parent of such disagreement in writing (the “Notice of Disagreement”), setting forth in reasonable detail the particulars of such disagreement (the “Disputed Items”), within forty five (45) days after its receipt of the Final Closing Statement. In the event that Seller Parent does not provide such a Notice of Disagreement within such forty-five (45) day period, Seller Parent and Buyer Parent shall be deemed to have agreed to the Final Closing Statement and the Adjustment Amount, which shall be final, binding and conclusive for all purposes hereunder. In the event any such Notice of Disagreement is timely provided, Buyer Parent and Seller Parent shall use their respective commercially reasonable efforts for a period of thirty (30) days (or such longer period as they may mutually agree) to resolve in good faith any disagreements with respect to any Disputed Items. Buyer Parent and Seller Parent acknowledge and agree that the U.S. Federal Rules of Evidence Rule 408 shall apply to Buyer Parent and Seller Parent during such 30-day period of negotiations and any subsequent dispute arising therefrom. If, at the end of such period, Buyer Parent and Seller Parent are unable to resolve such disagreements, then any such remaining disagreements shall be resolved by a nationally recognized accounting firm or an independent boutique specialty firm with an active practice area in post-mergers and acquisitions dispute resolution, in each case, mutually selected by Buyer Parent and Seller Parent, each acting reasonably (such firm, subject to the following proviso, the “Accounting Auditor”); provided, that if Seller Parent and Buyer Parent cannot agree on the Accounting Auditor, either Party may request that the American Arbitration Association (the “AAA”) choose the Accounting Auditor, in which case the AAA’s choice of the Accounting Auditor will be binding and the expenses of the AAA will be shared fifty percent (50%) by Buyer Parent and fifty percent (50%) by Seller Parent. Each of Buyer Parent and Seller Parent shall promptly provide its assertions regarding the Disputed Items in writing to the Accounting Auditor and, substantially concurrently with the provision thereof to the Accounting Auditor, to each other. No Party shall have any ex-parte communication with the Accounting Auditor relating to its services pursuant to this Section 1.07. The Accounting Auditor shall be instructed to, acting as an expert and not as an arbitrator, render its determination with respect to such disagreements as soon as reasonably possible (but in any event within thirty (30) days of its engagement). The Accounting Auditor shall base its determination solely on (i) the written submissions of the Parties (or oral hearings where both Parties participate) and shall not conduct an independent investigation, and (ii) the extent (if any) to which the Disputed Items require adjustment (only with respect to the remaining disagreements submitted to the Accounting Auditor) in order to be determined in accordance with this Agreement. The determination of the Accounting Auditor (which shall be in writing and include the reasons for the Accounting Auditor’s determination) shall be final, conclusive and binding on the Parties absent manifest error. The date on which the Adjustment Amount is finally determined in accordance with this Section 1.07(b) is hereinafter referred to as the “Determination Date”. In resolving any disagreement, the Accounting Auditor may not assign any value to a Disputed Item greater than the greatest value claimed for such Disputed Item by Buyer Parent in the Final Closing Statement or by Seller Parent in the Notice of Disagreement or lesser than the lowest value claimed for such Disputed Item by Buyer Parent in the Final Closing Statement or by Seller Parent in the Notice of Disagreement. During the review by the Accounting Auditor, Seller Parent and Buyer Parent shall each make available to the Accounting Auditor such party’s personnel and such information, books and records as may be reasonably required by the Accounting Auditor to fulfill its obligations under this Section 1.07(b). All fees and expenses of the Accounting Auditor relating to the work, if any, to be performed by the Accounting Auditor hereunder shall be borne pro rata as between Buyer Parent, on the one hand, and Seller Parent, on the other, in proportion to the allocation of the dollar value of the amounts in dispute as between Buyer Parent and Seller Parent (set forth in the written submissions to the Accounting Auditor) made by the Accounting Auditor such that the Party prevailing on the greater dollar value of such disputes pays the lesser proportion of the fees and expenses. For example, if Buyer Parent challenges items in the gross amount of $1,000,000, and the Accounting Auditor determines that Buyer Parent has a valid claim for $400,000 of the $1,000,000, Buyer Parent shall bear sixty percent (60%) of the fees and expenses of the Accounting Auditor and Seller Parent shall bear forty percent (40%) of the fees and expenses of the Accounting Auditor.

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(c)            If the Adjustment Amount (as finally determined pursuant to Section 1.07(b)) is a positive number (such amount, the “Increase Amount”), then, promptly following the Determination Date, and in any event within three (3) Business Days of the Determination Date, each Buyer, in its respective proportion set forth on the Consideration and Transfer Schedule, shall pay to the JV Company Seller, by wire transfer of immediately available funds, an aggregate amount in cash equal to the Increase Amount. If the Adjustment Amount is a negative number (the absolute value of such amount, the “Deficit Amount”), then, promptly following the Determination Date, and in any event within three (3) Business Days of the Determination Date, Seller Parent shall pay, or shall cause to be paid, to Buyers, by wire transfer of immediately available funds, an aggregate amount equal to the Deficit Amount and in the proportions set forth on the Consideration and Transfer Schedule. Buyers and Seller Parent shall (and shall cause their respective Affiliates to) treat payments with respect to the Adjustment Amount as adjustments to the consideration paid hereunder to the fullest extent permitted by applicable Law.

Section 1.08         Withholding. Buyers (and any Affiliates and designees thereof) shall be entitled to deduct or withhold from the consideration or other amounts payable pursuant to this Agreement the amounts (if any) that it is required to deduct or withhold pursuant to applicable Tax Law. To the extent that any such amounts are deducted or withheld and timely paid over by Buyers to the applicable Governmental Authority, such amounts shall be treated as having been paid to the Person in respect of which such deduction or withholding was made. Except with respect to (a) any deduction or withholding required due to any JV Company Holder failing to comply with Section 1.06(b)(vii) or the JV Company failing to comply with Section 1.06(b)(viii) or Section 1.06(b)(ix), and (b) payments in the nature of compensation to be made to employees or former employees of the Purchased Companies or the Purchased Subsidiaries, before making any deduction or withholding pursuant to this Section 1.08, Buyers (or such other Person) shall use commercially reasonable efforts to give Seller Parent reasonable advance written notice of any anticipated deduction or withholding (together with the legal basis therefor) and provide Seller Parent with sufficient opportunity to provide any forms or other documentation to eliminate or reduce such deduction or withholding to the extent permitted by applicable Tax Law, and reasonably cooperate with Seller Parent in good faith in that respect.

Article II.
Representations and Warranties Regarding the Business

Except as set forth in the Schedules to this Agreement, Seller Parent hereby represents and warrants to Buyers, Merger Subs and Buyer Parent as follows:

Section 2.01         Purchased Companies.

(a)            Each Purchased Company has been duly incorporated, formed or organized and is validly existing and is in good standing under the Laws of the jurisdiction of its incorporation, formation or organization and has the power and authority to own or lease its properties and to conduct its business as it is now being conducted.

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(b)            The copies of the Organizational Documents of each Purchased Company previously made available to Buyer Parent are true, correct and complete.

(c)            Each Purchased Company is duly licensed or qualified and, where applicable, in good standing as a foreign or extra-provincial corporation (or other entity, if applicable) in each jurisdiction in which the ownership of its property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified or in good standing would not have a Material Adverse Effect.

Section 2.02         Purchased Subsidiaries.

(a)            The Purchased Subsidiaries are set forth on Schedule 2.02. Each Purchased Subsidiary has been duly incorporated, formed or organized and is validly existing and is in good standing under the Laws of the jurisdiction of its incorporation, formation or organization and has the power and authority to own or lease its properties and to conduct its business as it is now being conducted.

(b)            The copies of the Organizational Documents of each Purchased Subsidiary previously made available to Buyer Parent are true, correct and complete.

(c)            Each Purchased Subsidiary is duly licensed or qualified and in good standing as a foreign or extra-provincial corporation (or other entity, if applicable) in each jurisdiction in which the ownership of its property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified or in good standing would not have a Material Adverse Effect.

Section 2.03         Title to and Sufficiency of Assets. Except for the Retained Assets, the Purchased Companies and the Purchased Subsidiaries own, lease, license or have the right to use, and, after giving effect to the Pre-Closing Transactions, will own, lease, license or have the right to use, in each case, with good and valid title, rights and interest to or in (or, in the case of leased property and assets, valid and subsisting leasehold interests in), all of their respective material tangible assets and properties and the Transferred Assets (subject to Section 6.16(b)). Except as would not be material to the Business, taken as a whole, such assets are, and after giving effect to the Pre-Closing Transactions, will be, in good working order and condition, except for ordinary wear and tear. After giving effect to the Pre-Closing Transactions, the assets and properties of the Purchased Companies and Purchased Subsidiaries (together with the rights, services and resources provided under this Agreement or any Ancillary Agreement (other than any services or resources expressly excluded therefrom)) will constitute all of the assets and properties (including Intellectual Property) sufficient for the continued conduct of the Business immediately after the Closing substantially in the same manner as conducted immediately prior to the Closing.

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Section 2.04         No Conflict. Subject to (x) the receipt of the consents, approvals, authorizations and other requirements set forth in Section 2.05 or on Schedule 2.05 and (y) the filing of the US BidCo Certificate of Merger and the issuance of the CA BidCo Certificate of Amalgamation and the CA Bidco-GESI Certificate of Amalgamation, and except as set forth on Schedule 2.04, the execution, delivery and performance by the Seller Parent, each JV Company Seller, each Purchased Company or each Purchased Subsidiary of this Agreement and each Ancillary Agreement that each is or will be party to, and the consummation by Seller Parent, each JV Company Seller, each Purchased Company or each Purchased Subsidiary of the Transaction, does not and will not violate any provision of, or result in the breach of, or a default under any applicable Law, the Organizational Documents of Seller Parent or any JV Company Seller, Purchased Company or Purchased Subsidiary, or any Material Contract, Material Permit, or Material Lease, or terminate, cancel, modify or accelerate or result in the termination, cancellation, modification or acceleration of any such Material Contract or Material Lease, or result in the creation or maturation of any Lien upon the properties or assets of any Purchased Company or any Purchased Subsidiary, or constitute an event which, with or without notice or lapse of time or both, would result in any such violation, breach, default, termination, cancellation, modification or acceleration, or creation or maturation of a Lien or result in a violation, suspension or revocation of, or require any authorization, consent, approval, or notice with respect to, any Material Permit, except to the extent that the occurrence of any of the foregoing would not (a) be, individually or in the aggregate, material to the Business, taken as a whole, or (b) have, individually or in the aggregate, a material adverse effect on the ability of Seller Parent or any JV Company Seller, Purchased Company or Purchased Subsidiary to perform its obligations pursuant to this Agreement or any Ancillary Agreement to which it is party or will be a party or to consummate the Transaction in a timely manner (a “Seller Material Adverse Effect”).

Section 2.05         Governmental Authorities; Consents. Assuming the representations and warranties of Buyers contained in this Agreement are true, correct and complete and except (i) as may result from any facts or circumstances relating solely to any of Buyers or their respective Affiliates or (ii) as may be required under any Permit used or held for use in connection with the Business, no consent, clearance, license, permit, notification, approval or authorization of, or designation, declaration or filing with, any Governmental Authority is required on the part of Seller Parent, any JV Company Seller, any Purchased Company or any Purchased Subsidiary with respect to its execution or delivery of this Agreement or consummation of the Transaction, except for (a) any consents, clearances, licenses, permits, notifications, approvals, authorizations, designations, declarations or filings, the absence of which would not be, individually or in the aggregate, material to the Business, taken as a whole, (b) compliance with any applicable securities laws, and (c) as otherwise disclosed on Schedule 2.05. Except as set forth on Schedule 2.05, no consent, approval, waiver, authorization, notice, exemption or filing under any Material Contract or Material Permit is required to be obtained by Seller Parent, any JV Company Seller, any Purchased Company or any Purchased Subsidiary from, or to be given by such Person to, or made by such Person with, any other Person which is not a Governmental Authority in connection with the execution, delivery and performance by Seller Parent, any JV Company Seller, any Purchased Company or any Purchased Subsidiary of this Agreement or the consummation of the Transaction, except for those that would not be, individually or in the aggregate, material to the Business, taken as a whole.

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Section 2.06         Capitalization.

(a)            Schedule 2.06(a) sets forth the number and type of authorized, issued and outstanding Equity Securities of each Purchased Company, in each case, prior to giving effect to the Pre-Closing Contributions. The Purchased Equity Interests constitute all of the authorized, issued and outstanding Equity Securities of the Purchased Companies. All of the Purchased Equity Interests have been duly authorized and validly issued and are fully paid and nonassessable. The JV Company Seller is, or as of Closing will be, the sole legal and beneficial owner of record of, and has (or as of Closing will have) good and valid title to, the Transferred JV Interests, free and clear of all Liens (other than as applicable to such Transferred JV Interests or the holders thereof under the JV Company Limited Partnership Agreement, those that will be discharged or released at Closing, those arising pursuant to applicable securities Laws and those created by Buyers). After giving effect to the Pre-Closing Contributions, (i) the JV Company Holders will own all of the Equity Securities of the JV Company and (ii) the JV Company will own, directly or indirectly, all of the Equity Securities of the Purchased Companies and the Purchased Subsidiaries, in each case of clauses (i) and (ii), free and clear of all Liens (other than those that will be discharged or released at Closing, those arising pursuant to applicable securities Laws and those created by Buyers).

(b)            Schedule 2.06(b) sets forth the number and type of authorized, issued and outstanding Equity Securities of each Purchased Subsidiary, in each case, prior to giving effect to the Pre-Closing Contributions. The outstanding Equity Securities of each Purchased Subsidiary have been duly authorized and validly issued and are fully paid and nonassessable. A Purchased Company owns, or after giving effect to the Pre-Closing Contributions will own, of record and beneficially, all of the issued and outstanding Equity Securities of each Purchased Subsidiary, free and clear of any Liens (other than Permitted Liens). None of the JV Company, GP LLC, SPV 1, SPV 2, Parent LP, Intermediate LP, Mid LP, Buyer LP, US Holdco or the BidCos will have any operations, assets or liabilities, other than (i) the ownership of Equity Securities of their Subsidiaries, (ii) activities in connection with this Agreement and the Transactions (including the Pre-Closing Transactions), and (iii) engaging in transactions related to their respective Equity Securities as contemplated by this Agreement, in each case, including any activities incidental thereto.

(c)            There are no outstanding bonds, debentures, notes or other indebtedness of any Purchased Company or any Purchased Subsidiary having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which any of their respective equityholders may vote. Except for this Agreement and the respective Organizational Documents of the Purchased Companies and the Purchased Subsidiaries (as applicable) (other than those Organizational Documents that (1) are either agreements with Persons that are not solely Seller Parent or its Subsidiaries (including the Purchased Companies or Purchased Subsidiaries) or (2) grant to any such Persons rights of the nature described in clause (ii) below, which Organizational Documents are in each case disclosed in Schedule 2.06(b)), or as provided in Schedule 2.06(b), (i) none of the JV Company Seller, the Purchased Companies or the Purchased Subsidiaries is a party to any equityholders agreement, unanimous shareholder agreement, voting agreement, registration rights agreement, voting trusts, proxies or other agreements or understandings relating to the Equity Securities of any Purchased Company or any Purchased Subsidiary, and (ii) there are no preemptive or other outstanding subscriptions, calls, rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements or commitments under which any Purchased Company or Purchase Subsidiary is or may become obligated to issue or sell, or giving any Person a right to subscribe for or acquire, or dispose of, any Equity Securities and no securities or obligations evidencing such rights are authorized, issued or outstanding.

(d)            Except for each Purchased Company and each Purchased Subsidiary and the Retained Companies, Seller Parent does not own, directly or indirectly, any Equity Securities of any Person that has any direct or indirect equity or ownership interest in the Business. No Person other than Seller Parent or the Retained Companies owns, directly or indirectly, Equity Securities in the Purchased Companies and no Person other than Seller Parent, a Purchased Company or a Retained Company owns, directly or indirectly, Equity Securities in the Purchased Subsidiaries.

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Section 2.07         Financial Information.

(a)            The financial information attached hereto as Schedule 2.07(a) (the “Financial Statements”) is, and the Carve-out Financial Information will be, when delivered, based on historical information for the Business which was derived from the books and records of Seller Parent and its Affiliates, which books and records have been maintained in the Ordinary Course and in accordance with their respective accounting policies and practices (including IFRS). The Carve-out Financial Information will, when delivered, present fairly in all material respects the financial position of the Business for the periods contained in the Carve-out Financial Information, on the basis of and after giving effect to the assumptions, explanatory paragraphs and methodologies described therein or in Schedule 2.07(a). All material financial transactions relating to the Business have been accurately recorded in the books and records of Seller Parent and its Affiliates in all material respects.

(b)            The systems of internal accounting controls maintained by Seller Parent and its Subsidiaries (including the Purchased Companies and the Purchased Subsidiaries) with respect to the Business are sufficient to provide reasonable assurance in all material respects that (i) transactions are executed in accordance with management’s general or specific authorizations and (ii) transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS. Since December 31, 2021, to the Knowledge of Seller Parent, there has not been any (x) known instances of fraud with respect to the Business involving management or other employees who have significant roles in the internal accounting controls used by Seller Parent and its Subsidiaries (including the Purchased Companies and the Purchased Subsidiaries with respect to the Business and (y) known material deficiencies in such internal accounting controls.

Section 2.08         Undisclosed Liabilities. There is no Liability of the Business, except for Liabilities (a) specifically reflected in the determination of Closing Date Indebtedness or Closing Date Transaction Expenses, or reflected or reserved for in the Financial Statements, (b) that have arisen since the Financial Statements Date in the Ordinary Course (none of which result from a breach of Contract, breach of warranty, tort, infringement, dilution, misappropriation or violation of Law arising out of any Proceeding), (c) incurred in connection with the Transaction, (d) disclosed in Schedule 2.08 of this Agreement, (e) commitments or obligations under the executory portion of any Contract of the Business (other than any such Liability resulting from a breach or a default thereunder), (f) which, individually or in the aggregate, would not be material to the Business, taken as a whole, or (g) that are Retained Liabilities subject to Section 1.03(e).

Section 2.09         Litigation and Proceedings. Except as set forth on Schedule 2.09, there are no (a)(i) Proceedings pending or threatened in writing or, to the Knowledge of Seller Parent, threatened orally or (ii) investigations, inquiries or audits pending or threatened in writing or, to the Knowledge of Seller Parent, threatened orally before or by any Governmental Authority, in each case, against, involving, affecting or relating to the Purchased Companies, the Purchased Subsidiaries or the Business, in each case of this clause (a), except as would not result in Liability that is material to the Business, taken as a whole or (b) material Governmental Orders against or otherwise affecting the Business, except for Governmental Orders of general applicability affecting the industry generally in which the Business operates.

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Section 2.10         Compliance with Laws. Except where the failure to be, or to have been, in compliance with such Laws would not be, individually or in the aggregate, material to the Business, taken as a whole, or as set forth on Schedule 2.10, the Business is, and in the past three (3) years has been, in compliance with all applicable Laws. During the past three (3) years, none of Seller Parent or any of its Subsidiaries has received any written notice from any Governmental Authority alleging or formally charging a violation of any applicable Law with respect to the operation of the Business (including the Transferred Assets) that would be, individually or in the aggregate, material to the Business, taken as a whole.

Section 2.11         Contracts; No Defaults.

(a)            Excluding any Contract that is a Retained Asset or Retained Liability, Schedule 2.11(a) contains a listing of all Contracts described in clauses (i) through (xi) below to which Seller Parent or any of its Subsidiaries is a party or is bound as of the date of this Agreement with respect to the Business (each, a “Material Contract”); provided, that purchase orders, sales orders, work orders and similar Contracts need not be listed on Schedule 2.11(a) but shall nonetheless constitute Material Contracts for all purposes under this Agreement to the extent they meet any of the descriptions in clauses (i) through (xii) below:

(i)            any Contract under which the Business has (A) created, incurred, assumed or guaranteed Indebtedness for borrowed money (other than any Indebtedness set forth on Schedule 1.06(b)(vi)), (B) granted a Lien (other than a Permitted Lien) on its assets, whether tangible or intangible (other than any Liens that will be released and terminated at or prior to Closing) or (C) extended credit to any Person (other than (I) loans or advances between any Purchased Company, on the one hand, and any Purchased Subsidiary in the Ordinary Course, on the other hand, or between any Purchased Companies or any Purchased Subsidiaries and (II) deferred payment terms given to customers in the Ordinary Course), in each case, in clauses (A) and (C), (x) in an amount in excess of $7,500,000 of committed credit and (y) other than in respect of any intercompany balances that will be settled pursuant to the Pre-Closing Transactions Plan;

(ii)          any Contract that (A) grants to a third party (I) any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of the Business, or (II) the exclusive right to market, sell or distribute the products or services of the Business and which is, individually or in the aggregate, material to the Business, taken as a whole, or (B) contains any “most favored nation” or similar provision that is, individually or in the aggregate, material to the Business, taken as a whole;

(iii)         any Contract (A) establishing any joint venture, strategic alliance or other collaboration that is, individually or in the aggregate, material to the Business, taken as a whole, or (B) that is a shareholder or other similar agreement in respect of the Equity Securities of any Purchased Company or Purchased Subsidiary (excluding any Organizational Documents involving solely Seller Parent or its Subsidiaries (including the Purchased Companies or the Purchased Subsidiaries) or to which solely Seller Parent or its Subsidiaries (the Purchased Companies or the Purchased Subsidiaries) are parties);

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(iv)         any Contract that involves the settlement or other resolution of any Proceeding under which the Business has any continuing Liabilities in excess of $7,500,000;

(v)          each Contract with a Top Customer;

(vi)         any Contract that contains covenants restricting the ability of any of the Purchased Companies or Purchased Subsidiaries to compete in any line of business or geographical area, in each case, that is, individually or in the aggregate, material to the Business, taken as a whole;

(vii)        any Contract pursuant to which any Purchased Company or Purchased Subsidiary grants or receives a license or right to use any Intellectual Property to or from a third party that is material to the Business, but excluding (i) non-exclusive license agreements entered in the Ordinary Course, (ii) shrink-wrap, click-wrap and off-the-shelf software licenses and (iii) other non-exclusive licenses of software that are commercially available with aggregate annual or one-time license, maintenance, support and other fees of less than $250,000;

(viii)       any Contract that involves the disposition or acquisition of securities or material assets (other than purchases of supplies, equipment and inventory in the Ordinary Course) by, of or from any Purchased Company or Purchased Subsidiary within three (3) years prior to the date hereof pursuant to which any Purchased Company or Purchased Subsidiary has any remaining obligation or Liabilities (other than (x) customary confidentiality and information access obligations or (y) with respect to any such Contract in which any Purchased Company or any Purchased Subsidiary is the buyer of such business, customary indemnities provided by such Purchased Company or such Purchased Subsidiary in favor of the seller thereunder with respect to customary “fundamental” representations made by such Purchased Company or such Purchased Subsidiary under such Contract);

(ix)         any Contract relating to acquisitions pursuant to which an earnout payment or other contingent payment is reasonably likely to become due and payable from any Purchased Company or any Purchased Subsidiary after the date hereof;

(x)          any Collective Bargaining Agreement;

(xi)         any Contract with a Business Employee or former employee of the Business (to the extent of any ongoing liability or obligation) or other individual service provider of the Business, in each case, that provides for any payments or obligations that would be triggered solely by the consummation of the transactions contemplated by this Agreement; and

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(xii)        any Affiliate Agreement pursuant to which any Purchased Company or any Purchased Subsidiary or the Business has or will have any liability or obligation following the Closing.

(b)            True, correct and complete copies of the Material Contracts have been delivered to or made available to Buyer Parent or their respective agents or representatives. Except as set forth on Schedule 2.11(b), (i) all of the Material Contracts are in full force and effect and represent the legal, valid and binding, and enforceable obligations of Seller Parent or its applicable Subsidiary party thereto and, to the Knowledge of Seller Parent, represent the legal, valid and binding, and enforceable obligations of the other parties thereto, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity (collectively, the “Remedies Exception”), (ii) none of Seller Parent or any of its Subsidiaries or, as of the date of this Agreement and to the Knowledge of Seller Parent, any other party thereto, is in material breach of or material default under any such Material Contract, (iii) none of Seller Parent or any of its Subsidiaries has received any written claim or notice of material breach of or material default under any such Material Contract, or written notice from any other party thereto of such party’s intention to accelerate, cancel, withdraw from or terminate any such Material Contract, and (iv) to the Knowledge of Seller Parent, no event has occurred which individually or together with other events, would result in a material breach of or a material default under any such Material Contract by Seller Parent or its applicable Subsidiary party thereto, or giving the right to any other party thereto to accelerate, cancel, withdraw from or terminate any such Material Contract (in each case, with or without notice or lapse of time or both).

Section 2.12         Benefit Plans.

(a)            Schedule 2.12(a)(i) sets forth a complete and accurate list of each material GFL Benefit Plan as of the date hereof and Schedule 2.12(a)(ii) separately sets forth and identifies each material Transferred Benefit Plan. Each Transferred Benefit Plan exclusively provides benefits to Business Employees or former Business Employees. Seller Parent has made available to Buyer Parent: (i) true and complete copies of, or if unwritten a written description of all material terms of, each material GFL Benefit Plan and material Transferred Benefit Plan, (ii) current copies of all funding agreements for each material Transferred Benefit Plan (including all trust agreements and insurance contracts and policies), (iii) participation or other agreements establishing participation in respect of each Canadian Multi-Employer Plan (if applicable), and (iv) any material non-routine correspondence with a Governmental Authority regarding any Transferred Benefit Plan within the last three years.

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(b)            Each Transferred Benefit Plan has been established, maintained, operated, funded, and administered in compliance in all material respects with its terms and any applicable Collective Bargaining Agreement and with the requirements of applicable Law. Except as would not reasonably be expected to result in any material Liability to the Business, each GFL Benefit Plan has been established, maintained, operated, funded and administered in compliance with its terms and any applicable Collective Bargaining Agreement and with the requirements of applicable Law. All contributions and other payments in respect of Business Employees that have become due with respect to each GFL Benefit Plan, Transferred Benefit Plan and Canadian Multi-Employer Plan, or that are required to be paid to any Governmental Authority, have been paid or remitted in all material respects in a timely fashion and in material compliance with the terms of each GFL Benefit Plan, Transferred Benefit Plan or Canadian Multi-Employer Plan, Collective Agreement and applicable Law or, if not yet due, have in all material respects been made, paid or properly accrued. There are no material pending or, to the Knowledge of Seller Parent, threatened Proceedings or claims against any GFL Benefit Plan or Transferred Benefit Plan or the assets thereof, any applicable Collective Bargaining Agreement by any Business Employee or any Governmental Authority in respect of any Business Employee, Purchased Company, or Purchased Subsidiary (other than routine claims for benefits made in the Ordinary Course). Each GFL Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS or, with respect to a prototype or volume submitter plan, can rely on an opinion or advisory letter from the IRS to the prototype plan or volume submitter plan sponsor, as to its qualification and to the effect that the plan’s related trust is exempt from federal income taxes under Section 501(a) of the Code, and, to the Knowledge of Seller Parent, nothing has occurred that would be reasonably likely to result in the revocation of such favorable determination or otherwise adversely affect the qualification of any such GFL Benefit Plan. Each Transferred Benefit Plan that is or is intended to be registered has been duly registered in accordance with all applicable Law, and to the Knowledge of Seller Parent, no event has occurred with respect to any Transferred Benefit Plan that could result in the revocation of the registration of such Transferred Benefit Plan. No Purchased Company or Purchased Subsidiary has incurred (whether or not assessed) any material Tax or penalty under Section 4975, 4980B, 4980D, 4980H, 6721 or 6722 of the Code or Section 502 of ERISA, and, to the Knowledge of Seller Parent, no circumstances exist or events have occurred that would reasonably be expected to result in the imposition of any such material Taxes or penalties.

(c)            None of the GFL Benefit Plans or Transferred Benefit Plans that are maintained for Canadian employees of the Seller Parent or its Subsidiaries is a “registered pension plan” as defined in subsection 248(1) of the Income Tax Act (Canada) which contains a “defined benefit provision” as defined in subsection 147.1(1) of the Income Tax Act (Canada).

(d)            Except as may be required by applicable Law, none of the GFL Benefit Plans or Transferred Benefit Plans provide, and no Purchased Company or any Purchased Subsidiary has any obligation to provide, benefits beyond retirement or other termination of service to Business Employees or former employees or any other Person (or any spouses, dependents, survivors or beneficiaries of any such person).

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(e)            Except as disclosed in Schedule 2.12(e), no Transferred Benefit Plan is, and no Purchased Company or Purchased Subsidiary sponsors, maintains, contributes to, or is obligated to contribute to any (i) U.S. Multiemployer Plan subject to Title IV of ERISA, (ii) “multiple employer plan” (within the meaning of Section 210 of ERISA or Section 413(c) of the Code), (iii) “multiple employer welfare arrangement” (as such term is defined in Section 3(40) of ERISA), or (iv) “defined benefit plan” as (as defined in Section 3(35) of ERISA) or any other Employee Benefit Plan that is or was subject to the funding requirements of Section 412 or 430 of the Code or Section 302 or Title IV of ERISA, nor does any Purchased Company or Purchased Subsidiary otherwise have any Liability under or with respect to such plans described in (i) through (iv) that would not be a Retained Liability. No Purchased Company or Purchased Subsidiary has any material Liability under ERISA or the Code on account of at any time being considered a single employer under Section 414 of the Code with any other Person that has not been satisfied or that would not be a Retained Liability. No Purchased Company or Purchased Subsidiary has incurred or would reasonably be expected to incur (in each case, whether or not asserted) withdrawal liability that would not be a Retained Liability, within the meaning of Section 4201 of ERISA, with respect to any U.S. Multiemployer Plan. All contributions and payments (including installments) required to be made by each Purchased Company and Purchased Subsidiary with respect to any U.S. Multiemployer Plan have been timely made in all material respects. To the Knowledge of Seller Parent, no Multiemployer Plan is endangered, critical, or critical and declining status (within the meaning of Section 432 of the Code or Section 305 of ERISA) so as to result in any material increase in contributions or other material Liability of any Purchased Company or any Purchased Subsidiary. To the Knowledge of Seller Parent, no U.S. Multiemployer Plan is in insolvency, has undergone, or is expected to undergo, a mass withdrawal or has filed a notice of termination (or treatment of a plan amendment as termination) under Section 4041A of ERISA. No Purchased Company or Purchased Subsidiary has any material obligations as a “purchaser” (as described in Section 4204 of ERISA) under any “contract for sale” (as described in Section 4204 of ERISA) or has any material secondary Liability of a “seller” of the type described in Section 4204 of ERISA, and no Purchased Company or Purchased Subsidiary has engaged in any transaction which has or would reasonably be expected to give rise to a liability under Section 4069 or Section 4212(c) of ERISA. With respect to each U.S. Multiemployer Plan disclosed in Schedule 2.12(e), to the extent in the possession of Seller Parent as of the date hereof, Seller Parent has made available to Buyer Parent: any estimate, prepared by the U.S. Multiemployer Plan, of any potential withdrawal liability related to a complete withdrawal by the Purchased Companies and the Purchased Subsidiaries in the past three (3) years.

(f)             Except as provided on Schedule 2.12(f), none of the execution and delivery of this Agreement or the consummation of the Transactions (alone or in conjunction with any other event, including any termination of employment on or following the Closing) could, directly or indirectly, (i) entitle any current or former Business Employee or other current or former individual service provider of the Business (or any dependent or beneficiary thereof) to any material compensation or benefits (whether in cash, property or the vesting of property); (ii) accelerate the time of payment or vesting, or trigger any material payment or funding or increase the amount, of any material compensation or benefits under any GFL Benefit Plan or Transferred Benefit Plan in respect of any payments or benefits to any current or former Business Employee or other current or former individual service provider of the Business (or any dependent beneficiary thereof), (iii) result in any forgiveness of indebtedness by any Purchased Company or Purchased Subsidiary in respect of any current or former Business Employee or other current or former individual service provider of the Business (or any dependent or beneficiary thereof), (iv) impose any restrictions on the Purchased Companies or Purchased Subsidiaries’ right to transfer, merge, amend or terminate any Transferred Benefit Plan or (v) result in any payment or benefit that could be received or retained (either alone or together with any other payment or benefit and whether in cash, property or the vesting of property) being an “excess parachute payment” as defined in Section 280G(b)(1) of the Code.

(g)            Each Transferred Benefit Plan that constitutes in any part a “nonqualified deferred compensation plan” (as defined under Section 409A(d)(1) of the Code) subject to Section 409A of the Code has been operated and administered in all respects in operational compliance with, and is in all respects in documentary compliance with, Section 409A of the Code and all IRS guidance promulgated thereunder, and no amount under any such plan, agreement or arrangement is, has been or could reasonably be expected to be subject to any additional Tax, interest or penalties under Section 409A of the Code. Neither the Seller Parent nor any of its Subsidiaries have any current or contingent obligation to gross-up, indemnify, reimburse or otherwise make whole any Person for any Taxes, including those imposed under Section 409A or Section 4999 of the Code (or any corresponding provisions of state, local or foreign tax law).

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Section 2.13         Labor Matters.

(a)            Schedule 2.13(a) contains a complete and accurate list of the Business Employees (the “Business Employee List”), as of the date of this Agreement, including any employee who is on leave of absence for any reason, and sets forth the title or position, hire date, employing entity, current base compensation, work location, annual bonus opportunity, annual vacation entitlement and total vacation accrual, union or non-union status, active or leave status, and status as exempt or non-exempt (or eligible or ineligible) from the overtime requirements of applicable wage and hour Laws.

(b)            Except as set forth in Schedule 2.13(b), none of Seller Parent or any of its Subsidiaries (in each case, with respect to the Business or the Business Employees) is a party to any collective bargaining agreement or other contract with a labor union, labor organization, labor association, works council or other employee representative (each, a “Collective Bargaining Agreement”). Except as set forth in Schedule 2.13(b), no Collective Bargaining Agreement is being negotiated by any Seller Parent or any of their Subsidiaries (in each case, with respect to the Business or the Business Employees). Other than for the Collective Bargaining Agreements set forth in Schedule 2.13(b), to the Knowledge of Seller Parent, no union or other labor organization holds bargaining rights with respect to any of the Business Employees or the Business. None of Seller Parent or any of its Subsidiaries (in each case, with respect to the Business or the Business Employees) are in material violation of any Collective Bargaining Agreement set forth on Schedule 2.13(b). Except as disclosed in Schedule 2.13(b), there are no material grievances or material pending arbitration cases outstanding under the Collective Bargaining Agreements set forth on Schedule 2.13(b), nor, to the Knowledge of Seller Parent, are there any such material threatened grievances or arbitration cases relating to the Business. None of Seller Parent or any of its Subsidiaries (in each case, with respect to the Business or the Business Employees) have any notice or consultation obligations to any labor union, labor organization or works council with respect to any Business Employee that would be triggered by the execution of this Agreement or consummation of the transactions contemplated by this Agreement.

(c)            Except as set forth in Schedule 2.13(c)(i), within the last three (3) years, none of Seller Parent or any of its Subsidiaries (in each case, with respect to the Business or Business Employees) has experienced (i) any actual or, to the Knowledge of Seller Parent, threatened material labor strikes, concerted work slowdowns, or concerted work stoppages due to labor disagreements, or (ii) to the Knowledge of Seller Parent, any union organization attempts or activities. Except as set forth in Schedule 2.13(c)(ii), there are no, and in the last three (3) years there have been no, unfair labor practice charges pending for which Seller Parent or any of its Subsidiaries has received notice or, to the Knowledge of Seller Parent, threatened in writing against Seller Parent or any of its Subsidiaries (in each case, with respect to the Business or Business Employees) before the National Labor Relations Board or any similar labor relations board or agency with respect to any Business Employee or the Business.

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(d)            In the past three (3) years, none of Seller Parent or any of its Subsidiaries (in each case, with respect to the Business or Business Employees) has engaged in or effectuated any “plant closing” or “mass layoff” (in each case, as defined in the U.S. Worker Adjustment and Retraining Notification Act of 1988, as amended, or similar applicable state, provincial or local Laws (the “WARN Act”)) that has affected any site of employment or one or more facilities or operating units within any site of employment or facility at which any Business Employees were employed and for which there remains any outstanding obligation or Liability.

(e)            Except for those employment Contracts listed in Schedule 2.13(e), there are no employment Contracts between Seller Parent or any of its Subsidiaries and any Business Employees located in the U.S. with respect to the Business which are not terminable on the giving of sixty (60) days’ notice or less in accordance with applicable Law.

(f)            Within the last three (3) years, the Business has been and is being operated in compliance in all material respects with all Laws relating to employees and employment, including employment or labor standards, occupational health and safety, wages and hours, discrimination, harassment, retaliation, workers’ compensation, human rights, labor relations, immigration, accessibility, privacy, and pay equity.

(g)            There are no Proceedings against Seller Parent or any of its Subsidiaries and relating to the Business alleging any violation of applicable Laws relating to occupational health and safety, except as would not be material to the Business, taken as a whole. Except as set forth on Schedule 2.13(g), there have been no fatal accidents involving any Business Employee or former employee of the Business in the last three (3) years.

(h)            In the past three (3) years, Seller Parent and its Subsidiaries (in each case, with respect to the Business or the Business Employees) have reasonably investigated all sexual harassment or other discriminatory harassment allegations that were brought to the attention of their Human Resources departments and, for such allegations that Seller Parent or its applicable Subsidiary found to have merit, have taken reasonable corrective action. To the Knowledge of Seller Parent, there are no allegations of sexual harassment or other discriminatory harassment involving Business Employees that, if known to the public, would bring the Business, taken as a whole, into material disrepute.

Section 2.14         Tax.

(a)            All material Tax Returns required by Law to be filed with respect to each Purchased Company and each Purchased Subsidiary have been duly and timely filed (taking into account applicable extensions), and all such Tax Returns are true, correct and complete in all material respects.

(b)            All material Taxes required by Law to be paid by each Purchased Company and each Purchased Subsidiary have been duly and timely paid.

(c)            Except for Permitted Liens, there are no Liens for Taxes upon any of the property or assets of any Purchased Company or any Purchased Subsidiary.

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(d)            The Purchased Companies and the Purchased Subsidiaries have complied in all material respects with applicable Law with respect to Tax withholding (including Taxes and other amounts required to be withheld by any of them in respect of any amount paid or owing by it to or for the account or benefit of any Person, including any Employees, officers or directors and any non-resident Person).

(e)            Each Purchased Company and Purchased Subsidiary has duly and timely collected all material amounts on account of any sales or transfer taxes, including goods and services, harmonized sales and provincial or territorial sales taxes, required by Law to be collected by it and has duly and timely remitted to the appropriate Governmental Authority any such amounts required by Law to be remitted by it.

(f)            As of the date of this Agreement, no audits, proceedings, investigations or other examinations of any material Tax Return of any Purchased Company or any Purchased Subsidiary that are material in nature are in progress, pending, or threatened in writing, and no notice of deficiency or proposed adjustment for any material amount of Tax has been proposed, asserted, or assessed by any Governmental Authority against any Purchased Company or any Purchased Subsidiary, except any deficiency or adjustment that has been fully paid or otherwise resolved without any further liability to any Purchased Company or Purchased Subsidiary.

(g)            There are no outstanding agreements, arrangements, waivers or objections extending the statutory limitations period or providing for an extension of time (other than pursuant to customary extensions to file Tax Returns obtained in the ordinary course of business) with respect to (i) the assessment or reassessment or collection of Taxes of any of the Purchased Companies or Purchased Subsidiaries, (ii) the filing of any Tax Return of a Purchased Company or Purchased Subsidiary, or (iii) the payment or remittance of Taxes of any of the Purchased Companies or Purchased Subsidiaries.

(h)            In respect of each period for which the applicable statute of limitations for the assessment of Tax has not expired prior to the date of this Agreement through the date of this Agreement, none of the Purchased Companies or the Purchased Subsidiaries has received a written claim to pay Taxes or file Tax Returns from a Governmental Authority in a jurisdiction where such Purchased Company or such Purchased Subsidiary has not filed Tax Returns that has not been resolved, and none of the Purchased Companies or the Purchased Subsidiaries is resident for Tax purposes in a country other than its country of organization or incorporation.

(i)             No Purchased Company or Purchased Subsidiary: (1) is a party to or bound by any Tax sharing, indemnification or allocation agreement or other similar Contract, other than (i) any Tax sharing, indemnification or allocation agreement the only parties to which are any of the Purchased Companies and the Purchased Subsidiaries and (ii) any customary commercial Contracts not primarily related to Taxes; (2) has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code in the prior two (2) years; or (3) has been a party to any “listed transaction” within the meaning of Section 6707A of the Code and Treasury Regulations Section 1.6011-4(b)(2) (or any corresponding or comparable state, local or non-U.S. Tax Law).

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(j)             No Purchased Company or Purchased Subsidiary will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of any: (i) change in, or use of an improper, method of accounting for a taxable period (or portion thereof) ending on or prior to the Closing Date or adjustment pursuant to Section 481 of the Code (or any analogous provision of state, local or non-U.S. Law), (ii) any agreement (including a “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Law)) with respect to Taxes executed with any Governmental Authority prior to the Closing, (iii) installment sale or open transaction disposition made prior to the Closing, or (iv) for U.S. federal income tax purposes, prepaid amount received or deferred revenue accrued prior to the Closing outside the Ordinary Course.

(k)            No Purchased Company or Purchased Subsidiary (i) has ever been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code or filed or been included in a combined, consolidated, or unitary income Tax Return (other than a group the common parent of which is a Purchased Company, Purchased Subsidiary, or Retained Company); or (ii) is liable for the Taxes of another Person (other than as a result of having been a member of a combined, consolidated, unitary or affiliates tax group the common parent of which is a Purchased Company, Purchased Subsidiary or Retained Company) under Treasury Regulations Section 1.1502-6 (or comparable provisions of state, local, or non-U.S. Law), as a transferee or successor or by contract (other than a written contract entered into in the ordinary course of business the primary purpose of which is not Taxes).

(l)             None of the Purchased Companies or Purchased Subsidiaries owns or has ever owned an equity interest in an entity treated as a partnership for income tax purposes that could result in the Purchased Company or Purchased Subsidiary (or its equityholders), as applicable, being required to report taxable income or pay Taxes in a Tax year (or portion thereof) beginning after the Closing Date that is with respect to any income accrued on or prior to the Closing Date (including under Subchapter K of the Code).

(m)            The U.S. federal income tax classification of each Purchased Company and Purchased Subsidiary is set forth on Schedule 2.14(m).

(n)            Except as disclosed in Schedule 2.14(n), each Purchased Company and each Purchased Subsidiary has complied in all material respects with all relevant escheat and unclaimed property Laws to the extent applicable to any property or obligation of any Purchased Company or Purchased Subsidiary.

(o)            None of the Purchased Company or any Purchased Subsidiary that is organized under the Laws of Canada (each, a “Canadian Group Company”) has participated in any transactions which are subject to the reporting requirements under section 237.3 or section 237.5 of the Income Tax Act (Canada), or the notification requirements under section 237.4 of the Income Tax Act (Canada), or any similar disclosure requirement under any comparable provision of provincial Law.

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(p)            No Canadian Group Company has claimed an exemption under the Act respecting duties on transfers of immovables (Québec) within the twenty-four (24) months preceding the date of this Agreement.

(q)            Each Canadian Group Company that is required to be registered under subdivision (d) of Division V of Part IX of the Excise Tax Act (Canada) with respect to the goods and services tax and harmonized sales tax, under Division I of Chapter VIII of Title I of the Act respecting the Québec sales tax with respect to the Quebec sales tax, or under any applicable provincial sales tax legislation, is so duly registered.

(r)             None of sections 78, 80, 80.01, 80.02, 80.03 or 80.04 of the Income Tax Act (Canada), or any equivalent provision of the Tax legislation of any province or any other jurisdiction, have applied or will apply to any Canadian Group Company at any time up to but not including the Closing.

(s)            None of the Canadian Group Companies has acquired property in circumstances which could subject it to a liability under section 160 of the Income Tax Act (Canada) (taking into account all proposals to amend the Income Tax Act (Canada) on the date hereof).

(t)            To the Knowledge of Seller Parent, no material transactions between a Canadian Group Company and an Affiliate of such company resident outside Canada has been priced other than on arm’s length terms within the meaning of applicable transfer pricing Laws relating to Taxes.

(u)            None of the Canadian Group Companies has made an “excessive eligible dividend designation” as defined in subsection 89(1) the Income Tax Act (Canada) in respect of any dividend paid, or deemed by any provision of the Income Tax Act (Canada) to have been paid, on any class of shares of its capital stock.

(v)            None of the Purchased Equity Interests constitute “taxable Canadian property” within the meaning of the Income Tax Act (Canada) to any JV Company Holder that is a non-resident of Canada for purposes of the Income Tax Act (Canada).

Section 2.15         Brokers’ Fees. Except as set forth on Schedule 2.15, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission for which Buyer Parent, any Buyer, the JV Company or any of its Subsidiaries (including any of GP LLC, SPV 1, SPV 2, Parent LP, Intermediate LP, Mid LP, Buyer LP, US Holdco, the BidCos, the Purchased Companies and the Purchased Subsidiaries) would be liable after the Closing in connection with the Transactions based upon arrangements made by Seller Parent, the JV Company Seller or any of their respective pre-Closing Affiliates.

Section 2.16         Insurance. Schedule 2.16 sets forth each material insurance policy held by, or for the benefit of, or otherwise providing coverage with respect to, the Business as of the date hereof (each, an “Insurance Policy”). With respect to each Insurance Policy: (i) the policy is legal, valid, binding and enforceable in accordance with its terms and, except for policies that have expired under their terms in the Ordinary Course, is in full force and effect, and all premiums due and payable thereon have been paid in full, in each case, except as would not be, individually or in the aggregate, material to the Business, taken as a whole, (ii) neither Seller Parent nor any of its Subsidiaries is in material breach or default of any of such insurance policies, and neither Seller Parent nor any of its Subsidiaries has taken any action, or failed to take any action, which, with notice or the lapse of time, would constitute a material breach or default under any insurance policies, and (iii) no written notice of cancellation or termination has been received other than in connection with non-renewal notices in the Ordinary Course.

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Section 2.17         Government Contracts.

(a)            All Government Contracts that otherwise constitute Material Contracts and for which the period of performance has not expired or terminated or final payment has not been received (each, an “Active Government Contract”), were legally awarded and are binding on the parties thereto.

(b)            Neither Seller Parent nor any of its Subsidiaries (in each case, with respect to the Business) has received any written show cause notice, cure notice, or default notice relating to any Active Government Contracts that is, individually or in the aggregate, material to the Business, taken as a whole.

(c)            None of the Purchased Companies or the Purchased Subsidiaries or, to the Knowledge of Seller Parent, any of their respective Principals (as defined in Federal Acquisition Regulation 2.101 and 52.209-5) is presently, or in the past three (3) years has been, debarred, suspended, proposed for suspension or disbarment, or declared ineligible or nonresponsible for the award of any Canadian or U.S. Government Contract.

(d)            Except where the failure to be, or to have been, in compliance with such Laws would not be, individually or in the aggregate, material to the Business, taken as a whole, the Business is in compliance with all applicable Canadian, U.S. and other national security Laws, including those specified in the National Industrial Security Program Operating Manual (32 C.F.R. Part 117) and, if applicable, the Government of Canada’s Industrial Security Manual and Direction for Electronic Data Residency.

Section 2.18         Real Property.

(a)            After giving effect to the Pre-Closing Transactions, each of the Purchased Companies and the Purchased Subsidiaries, as applicable, has good and valid title to (subject to no Liens other than Permitted Liens) the real property (together with all improvements located thereon and all of the rights and appurtenances to the real property) listed in Schedule 2.18(a)(i) (the “Owned Real Property”) and the respective owners of the Owned Real Property are as set forth on Schedule 2.18(a)(i). Except for Permitted Liens or as set forth on Schedule 2.18(a)(i), none of Seller Parent or any of its Subsidiaries, as applicable, has leased or otherwise granted to any Person the right to use or occupy any material portion of the Owned Real Property. After giving effect to the Pre-Closing Transactions, a Purchased Company or a Purchased Subsidiary has a good and valid leasehold interest in (subject to no Liens other than Permitted Liens) the leases of real property (together with all improvements located thereon, as applicable) (collectively, the “Leased Real Property” and together with the Owned Real Property, the “Real Property”) listed in Schedule 2.18(a)(ii) (each such lease, a “Lease”), or has the right to use or occupy the Leased Real Property underlying such Leases pursuant to this Agreement or any Ancillary Agreement. After giving effect to the Pre-Closing Transactions, except for Permitted Liens or as set forth on Schedule 2.18(a)(ii), the Leases have not been assigned nor have any material portion of the premises demised thereunder been subleased or licensed, in whole or in part, by the applicable Purchased Company or Purchased Subsidiary.

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(b)            True, correct and complete copies of each of the Leases relating to the Leased Real Property that are in the custody, possession or control of Seller Parent have been made available to Buyer Parent. All such Leases are legal, valid, binding and in full force and effect and are enforceable against the parties thereto in accordance with their terms, in each case, subject to the Remedies Exception. Except as set forth on Schedule 2.18(b), none of Seller Parent or any of its Subsidiaries has received written notice of any, and, to the Knowledge of Seller Parent, there is no, material default or material breach under any Lease by Seller Parent or its applicable Subsidiary party thereto and, to the Knowledge of Seller Parent, no event has occurred and no condition exists that, with notice or lapse of time, or both, would constitute a material breach or material default by Seller Parent or its applicable Subsidiary party thereto under any Lease. To the Knowledge of Seller Parent, no other party to any Lease is in material breach or material default of such other party’s obligations under any Lease.

(c)            Except as set forth on Schedule 2.18(c), none of Seller Parent or any of its Subsidiaries has received notice in writing of any pending, and to the Knowledge of Seller Parent, there is no threatened, condemnation, rezoning or taking with respect to any material part of the Real Property. Except as would not materially interfere with the present uses of the improvements on any Real Property or as would not reasonably be expected to be material to the Business, taken as a whole, the improvements located on the Real Property are in reasonably good working order and condition, ordinary wear and tear excepted.

(d)            Except for Permitted Liens or as would not be material to the Business, taken as a whole, no Person other than the Seller Parent or any of its Subsidiaries has any right to purchase or lease, option to purchase or lease, right of first refusal, right of first offer or other similar rights with respect to the purchase or lease of any of the Real Property. Except as set forth on Schedule 2.18(d), in the twelve (12) months immediately prior to the date hereof, (i) none of Seller Parent or any of its Subsidiaries has received written notice of any, and, to the Knowledge of Seller Parent there is no, material default or material breach under any Permitted Lien registered against or affecting the Real Property by Seller Parent or its applicable Subsidiary party thereto or bound thereby and, (ii) to the Knowledge of Seller Parent, no event has occurred and no condition exists that, with notice or lapse of time, or both, would constitute a material breach or material default by Seller Parent or its applicable Subsidiary party thereto under any such Permitted Lien.

Section 2.19         Environmental Matters. With respect to the Business, the Purchased Companies or the Purchased Subsidiaries, and except as set forth on Schedule 2.19:

(a)            Seller Parent and its Subsidiaries are, and for the past three (3) years have been, in compliance in all material respects with all Environmental Laws;

(b)            none of Seller Parent or any of its Subsidiaries has received any written notice of any Proceeding from any Governmental Authority alleging any violation of or Liability under any Environmental Law relating to the properties or operation of the Business or the Transferred Assets that is not fully resolved, and none of Seller Parent or any of its Subsidiaries is subject to any outstanding Environmental Order, in each case, that would be, individually or in the aggregate, material to the Business, taken as a whole;

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(c)            there has been no Release of any Hazardous Materials by Seller Parent or any of its Subsidiaries or, to the Knowledge of the Seller, any other Person, at, on, in, under or from any Owned Real Property or any Leased Real Property and, to the Knowledge of the Seller, there has been no Release of any Hazardous Materials at any other location, in each case that requires investigation or remediation by Seller Parent or any of its Subsidiaries or that would be, individually or in the aggregate, material to the Business as a whole;

(d)            there is no recorded deed restriction, restrictive covenant or activity use limitation on the use of any of the Owned Real Property or Leased Real Property imposed pursuant to any Environmental Law, except as would not reasonably be expected to materially adversely affect the Owned Real Property or Leased Real Property or the operation of the Business as currently conducted;

(e)            none of the Seller Parent or any of its Subsidiaries has entered into any Contract or other binding agreement during the past three (3) years (or earlier, to the extent such Contract or other binding agreement remains in effect as of the date hereof) pursuant to which it has retained or assumed any material Liabilities of any other Person arising under Environmental Law and relating to the operation of the Business; and

(f)            Seller Parent has made available to Buyer Parent copies of all material, non-privileged environmental reports, audits, assessments, and studies or other similar evaluations that have been completed in the past three (3) years that are in the possession of or conducted by Seller Parent or any of its Subsidiaries, in each case, to the extent relating to the environmental condition of the current Owned Real Property or the current Leased Real Property or their respective compliance with Environmental Law in connection with the operation of the Business.

Section 2.20         Absence of Changes.

(a)            Except as set forth on Schedule 2.20(a), from the Financial Statements Date to the date of this Agreement, there has not been any Material Adverse Effect.

(b)            Except as set forth on Schedule 2.20(b) and except as expressly contemplated by this Agreement (including with respect to the Pre-Closing Transactions), from the Financial Statements Date through the date of this Agreement, Seller Parent and its Subsidiaries (i) have, in all material respects, conducted the Business in the Ordinary Course and (ii) have not taken any action that with respect to the Business would be prohibited from being freely taken by Section 6.01 (other than Section 6.01(a)(ii), (iv) and (vi)) if such action had been taken after the date of this Agreement.

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Section 2.21         Affiliate Agreements. Except (a) for Contracts between or among the Purchased Companies and the Purchased Subsidiaries, (b) any Contract effecting the Pre-Closing Transactions or as set forth in the Pre-Closing Transactions Plan or that will be terminated in connection with the Pre-Closing Transactions and (c) as set forth on Schedule 2.21, none of Seller Parent or any of its Affiliates (i) is currently a party to any material Contract or business arrangement with any Purchased Company or any Purchased Subsidiary, (ii) owes, or is owed, any amount to or from any Purchased Company or any Purchased Subsidiary (excluding any amounts owed under the Contracts described under the foregoing clause (i)), or (iii) has any interest in any material assets or properties of any Purchased Company or any Purchased Subsidiary (excluding Seller Parent’s or any of its Affiliates’ ownership of any asset, property or right being, directly or indirectly, assigned, transferred or conveyed to Buyers pursuant to this Agreement) (each such Contract or business arrangement, an “Affiliate Agreement”).

Section 2.22         Intellectual Property.

(a)            Except as set out in Schedule 2.22 and excluding the Seller Marks, there are no Intellectual Property registrations and applications (including domain names) owned by the Purchased Companies or Purchased Subsidiaries (after giving effect to the Pre-Closing Transactions) that are material to the Business, taken as a whole (collectively, the “Business Registered Intellectual Property”).

(b)            The Business Registered Intellectual Property is subsisting. No material Proceedings are pending or threatened in writing against Seller Parent or its Affiliates challenging the ownership, validity, registrability, enforceability or use of the Business Registered Intellectual Property.

(c)            Except as would not be material to the Business, taken as a whole, (i) the conduct of the Business as currently conducted does not infringe, misappropriate or otherwise violate, nor has it in the past three (3) years infringed, misappropriated or otherwise violated, the Intellectual Property of any other Person, (ii) currently and since December 31, 2021 there have been no Proceedings pending, nor has any written notice been received by Seller Parent, the Purchased Companies or any of its or their Affiliates since December 31, 2021, alleging that the conduct of the Business infringes, misappropriates or otherwise violates the Intellectual Property of any other Person, (iii) to the Knowledge of Seller Parent, no Person is, or has in the past three (3) years been, infringing, misappropriating or otherwise violating the Intellectual Property owned by the Purchased Companies or Purchased Subsidiaries (after giving effect to the Pre-Closing Transactions) and (iv) since December 31, 2021, neither Seller Parent, the Purchased Companies, nor any of its or their Affiliates have asserted or threatened any Proceeding against any third party alleging infringement, misappropriation or other violation of any Intellectual Property owned by the Purchased Companies or Purchased Subsidiaries (after giving effect to the Pre-Closing Transactions).

(d)            The Seller Parent, the Purchased Companies, and its and their Affiliates in connection with the Business have taken commercially reasonable measures to protect the confidentiality of all trade secrets owned by the Purchased Companies and Purchased Subsidiaries (after giving effect to the Pre-Closing Transactions) that are material to the Business.

(e)            The IT Systems (other than IT Systems included in the Retained Assets) used in the conduct of the Business operate and perform substantially as required by the Business. Since December 31, 2021, (i) neither the Seller Parent, the Purchased Companies, or any of its or their Affiliates, nor, to the Knowledge of Seller Parent, any third party Processing Personal Information on behalf of the Seller Parent, the Purchased Companies or any of its or their Affiliates, have experienced any Security Breach material to the Business, taken as a whole. Each of Seller Parent, the Purchased Companies, and its and their Affiliates have, since December 31, 2021, implemented commercially reasonable information security, data backup and disaster recovery policies and processes in connection with the Business.

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(f)            (i) Seller Parent, the Purchased Companies, and each of its and their Affiliates, since December 31, 2021, have complied in all material respects with all applicable Laws and their published external policies and contractual obligations relating to the Processing of any Personal Information collected or used by Seller Parent, the Purchased Companies, or its or their Affiliates, in each case, in connection with the Business or maintained by third parties having authorized access to such information and (ii) Seller Parent, the Purchased Companies, and each of its and their Affiliates have at all times since December 31, 2021, implemented commercially reasonable security measures designed to ensure that Personal Information and other data, in each case, as collected or used by the Seller Parent, the Purchased Companies, or its or their Affiliates in connection with the Business, is protected against material Security Breaches.

Section 2.23         Permits. Each of the Purchased Companies and the Purchased Subsidiaries holds all material Permits that are required to conduct the Business as currently conducted (including all such material Permits required under Environmental Laws) (the “Material Permits”), except for (x) the Shared Permits or (y) the Assumed Permits currently held as of the date hereof by Retained Companies. Upon assignment and transfer of the Assumed Permits to the Purchased Companies or the Purchased Subsidiaries pursuant to this Agreement, together with the rights, services and resources provided under this Agreement or any Ancillary Agreement, each of the Purchased Companies and the Purchased Subsidiaries will have (or will be entitled to the benefits of) all Material Permits that are required to conduct the Business as currently conducted. All of the Shared Permits are listed on Schedule 6.15. Since December 31, 2021, except as would not be, individually or in the aggregate, material to the Business, taken as a whole, (a) each Material Permit has been and is in full force and effect in accordance with its terms, (b) no outstanding written notice of revocation, cancellation, suspension or termination of any Material Permit has been received by Seller Parent or any of its Subsidiaries, (c) there have not been and there are no Proceedings pending or threatened in writing that seek the revocation, cancellation, suspension or termination of any Material Permit, and (d) Seller Parent or its applicable Subsidiary party thereto has been and is in compliance with all Material Permits.

Section 2.24         Top Customers and Suppliers. Schedule 2.24 sets forth a complete and accurate list of the ten (10) largest customers of the Business on a consolidated basis by dollar volume of sales for the trailing twelve (12)-month period ended August 31, 2024 (the “Top Customers”) and the ten (10) largest suppliers (measured by annual expenditures of the Business in the twelve (12) month period) (the “Top Suppliers”). During the twelve (12) month period immediately prior to the date hereof, none of Seller Parent or any of its Subsidiaries has received a written notice from any of such Top Customers or Top Supplier stating the intention of such Person to (a) cancel or terminate its relationship with Seller Parent or any of its Subsidiaries (in each case, with respect to the Business) or to otherwise cease doing business with the Business or (b) change, in a manner materially adverse to the Business, taken as a whole, the relationship of such Person with the Business.

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Section 2.25         Anti-Corruption Laws, Sanctions, Anti-Money Laundering Laws, Etc.

(a)            In the past five (5) years, (i) none of Seller Parent or any of its Subsidiaries (with respect to the Business), any officer, director, employee or, to the Knowledge of Seller Parent, any agent, representative or sales intermediary of Seller Parent or any of its Subsidiaries (with respect to the Business), in each case, acting on behalf of Seller Parent or such Subsidiary, has violated any applicable Anti-Corruption Laws, Anti-Money Laundering Laws, Sanctions or Trade Control Laws, (ii) none of Seller Parent or any of its Subsidiaries (with respect to the Business) has been convicted of violating any Anti-Corruption Laws, Anti-Money Laundering Laws, Sanctions or Trade Control Laws or, to the Knowledge of Seller Parent, has been subjected to any investigation by a Governmental Authority for violation of any such Laws with respect to the Business, (iii) none of Seller Parent or any of its Subsidiaries (with respect to the Business) has conducted or initiated any internal investigation or made a voluntary, directed, or involuntary disclosure to any Governmental Authority regarding any alleged act or omission arising under or relating to any noncompliance with any Anti-Corruption Laws, Anti-Money Laundering Laws, Sanctions or Trade Control Laws, and (iv) none of Seller Parent or any of its Subsidiaries (with respect to the Business) has received any written notice of any actual or potential noncompliance with any of the foregoing.

(b)            None of Seller Parent or any of its Subsidiaries, their respective officers, directors or employees, or to the Knowledge of Seller Parent, any of their respective agents, representatives, customers or counterparties is, or has been in the past five (5) years (i) a Sanctioned Person, (ii) operating, organized, or resident in a Sanctioned Country, or (iii) engaging in any dealings or transactions with respect to the Business with, on behalf of or for the benefit of any Sanctioned Person or in any Sanctioned Country, in each case of clauses (i) through (iii), to the extent such activities may constitute a violation of applicable Sanctions.

Section 2.26         Accounts Receivable; Accounts Payable. Except as set forth on Schedule 2.26, all accounts receivable of the Business that are (a) reflected in the Financial Statements or the Carve-out Financial Information or (b) generated following the Financial Statements Date, in each case, arose from sales actually made or services actually performed or to be performed in the Ordinary Course that represent bona fide transactions and valid claims, are not subject to any material setoff or counterclaim except (i) for credits, returns and allowances in the Ordinary Course or (ii) to the extent of any specific reserves against such accounts receivable that are reflected on the Financial Statements or the Carve-out Financial Information. Since the Financial Statements Date, the Seller Parent and its Subsidiaries have collected all accounts receivable in the Ordinary Course and have not accelerated any such collections in any material respect. All accounts payable of the Business that are (A) reflected in the Financial Statements or the Carve-out Financial Information or (B) generated following the Financial Statements Date, in each case, arose in bona fide arms’ length transactions in the Ordinary Course. Since the Financial Statements Date, the Seller Parent and its Affiliates have paid its material accounts payable in the Ordinary Course and has not delayed any such payments in any material respect.

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Section 2.27         No Additional Representation or Warranties. Except for the express representations and warranties provided in this Article II and Article III (including the Schedules), none of Seller Parent or any other Seller Party has made, or is making, any representation or warranty of any kind or nature whatsoever, oral or written, express or implied, relating to or with respect to this Agreement or the Transaction to any of Buyers, Merger Subs, Buyer Parent or any of their respective Affiliates. Seller Parent expressly disclaims any and all Liability and responsibility for any representation or warranty of any kind or nature whatsoever, oral or written, express or implied, relating or with respect to any financial information, financial projections, forecasts, budgets or any other document or information made available to any of Buyers, Merger Subs, Buyer Parent or any other Person (including information in the Data Room or provided in any formal or informal management presentation), except for the representations and warranties made in this Article II and Article III (including the Schedules). EXCEPT AS OTHERWISE SPECIFICALLY PROVIDED IN THIS Article II AND Article III (including the Schedules), NONE OF SELLER PARENT OR ANY OTHER SELLER PARTY MAKES ANY OTHER REPRESENTATIONS OR WARRANTIES TO ANY OF BUYERS, MERGER SUBS, BUYER PARENT OR ANY OF THEIR RESPECTIVE AFFILIATES, ORAL OR WRITTEN, EXPRESS OR IMPLIED, WITH RESPECT TO THE BUSINESS, THE PURCHASED EQUITY INTERESTS, THE TRANSFERRED ASSETS, THE TRANSFERRED LIABILITIES, THE TRANSFERRED JV INTERESTS, THE BIDCOS, THE PURCHASED COMPANIES OR THE PURCHASED SUBSIDIARIES, WHETHER ARISING BY STATUTE OR OTHERWISE IN LAW, INCLUDING ANY IMPLIED WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE OR OTHERWISE. Notwithstanding anything to the contrary contained in this Agreement, none of Seller Parent or any of other seller party make any express or implied representation or warranty with respect to the Retained Assets, the Retained Liabilities or the Retained Businesses.

Article III.
Representations and Warranties Regarding Seller Parent and the JV Company Seller

Seller Parent hereby represents and warrants to Buyers, Merger Subs and Buyer Parent as follows:

Section 3.01         Organization. Each of Seller Parent and the JV Company Seller has been duly incorporated, formed or organized and is validly existing and in good standing under the Laws of the jurisdiction of its incorporation, formation or organization and has the power and authority to own or lease its properties and to conduct its business as it is now being conducted. Each of Seller Parent and the JV Company Seller is duly licensed or qualified and in good standing as a foreign or extra-provincial corporation (or other entity, if applicable) in all jurisdictions in which its ownership of property or the character of its activities is such as to require it to be so licensed, qualified or in good standing, except where the failure to be so licensed, qualified or in good standing would not, individually or in the aggregate, have a Seller Material Adverse Effect.

Section 3.02         Authority; Due Authorization. Each of Seller Parent and the JV Company Seller has all requisite power and authority to execute and deliver this Agreement and each Ancillary Agreement that it is or will be party to and to perform all obligations to be performed by it hereunder or thereunder. The execution, delivery and performance by each of Seller Parent and the JV Company Seller of this Agreement and each Ancillary Agreement that it is or will be party to and the consummation of the Transaction have been duly and validly authorized and approved by all necessary action on its part, and, subject to the filing of the US BidCo Certificate of Merger and the issuance of the CA BidCo Certificate of Amalgamation and the CA Bidco-GESI Certificate of Amalgamation, no other proceeding on its part is necessary to authorize this Agreement. This Agreement has been duly and validly executed and delivered by Seller Parent, and this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to the Remedies Exception.

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Section 3.03         Litigation and Proceedings. (a) There are no Proceedings, or, to the Knowledge of Seller Parent, investigations, pending before or by any Governmental Authority or, to the Knowledge of Seller Parent, threatened, against Seller Parent or the JV Company Seller which, if determined adversely, would, individually or in the aggregate, have a Seller Material Adverse Effect and (b) there is no unsatisfied judgment or any open injunction binding upon Seller Parent or the JV Company Seller which would, individually or in the aggregate, have a Seller Material Adverse Effect.

Article IV.
Representations and Warranties of Buyers and Merger Subs

Each Buyer and each Merger Sub hereby represents and warrants to Seller Parent as follows:

Section 4.01         Organization. Each Buyer has been duly formed and is validly existing as a limited partnership in good standing under the Laws of the jurisdiction of its formation and has the power and authority to own or lease its properties and to conduct its business as it is now being conducted. US Merger Sub has been duly incorporated and is validly existing as a corporation in good standing under the Laws of the State of Delaware and has the corporate power and authority to own or lease its properties and to conduct its business as it is now being conducted. CA AmalCo Sub has been duly incorporated and is validly existing as a limited corporation in good standing under the Laws of the Province of Alberta and has the corporate power and authority to own or lease its properties and to conduct its business as it is now being conducted. Each Buyer and each Merger Sub is duly licensed or qualified and in good standing as a foreign or extra-provincial corporation or limited partnership in all jurisdictions in which its ownership of property or the character of its activities is such as to require it to be so licensed, qualified or in good standing, except where the failure to be so licensed, qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of any Buyer or Merger Sub to perform its obligations pursuant to this Agreement or to consummate the Transaction in a timely manner (a “Buyer Material Adverse Effect”).

Section 4.02         Authority; Due Authorization. Each Buyer and each Merger Sub has all requisite power and authority (corporate or otherwise) to execute and deliver this Agreement and each Ancillary Agreement that it is or will be party to and to perform all obligations to be performed by it hereunder and thereunder. The execution and delivery of this Agreement and each Ancillary Agreement that it is or will be party to and the consummation of the Transaction have been duly and validly authorized and approved by the board of directors of the general partner of each Buyer and the board of directors of each Merger Sub, and, subject to the filing of the US BidCo Certificate of Merger and the issuance of the CA BidCo Certificate of Amalgamation and the CA Bidco-GESI Certificate of Amalgamation, no other proceeding (corporate or otherwise) on the part of any Buyer or any Merger Sub is necessary to authorize this Agreement. This Agreement has been duly and validly executed and delivered by each Buyer and each Merger Sub and this Agreement constitutes a legal, valid and binding obligation of each Buyer and each Merger Sub, enforceable against each Buyer and each Merger Sub in accordance with its terms, subject to the Remedies Exception.

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Section 4.03         No Conflict. Subject to the filing of the US BidCo Certificate of Merger and the issuance of the CA BidCo Certificate of Amalgamation and the CA Bidco-GESI Certificate of Amalgamation, the execution and delivery of this Agreement by each Buyer and each Merger Sub and each Ancillary Agreement that it is or will be party to and the consummation of the Transaction do not and will not violate any provision of, or result in the breach of any applicable Law, the limited partnership agreement of any Buyer, or the certificate of incorporation, bylaws or other organizational documents of any Subsidiary of any Buyer or any Merger Sub, or any Contract to which any Buyer, any Subsidiary of any Buyer or any Merger Sub is a party or by which any Buyer, any Subsidiary of any Buyer or any Merger Sub may be bound, or terminate or result in the termination of any such Contract, or result in the creation of any Lien upon any of the properties or assets of any Buyer, any Subsidiary of any Buyer or any Merger Sub or constitute an event which, after notice or lapse of time or both, would result in any such violation, breach, termination or creation of a Lien, except to the extent that the occurrence of the foregoing would not, individually or in the aggregate, reasonably be expected to have a Buyer Material Adverse Effect.

Section 4.04         Litigation and Proceedings. (a) There are no Proceedings, or, to the knowledge of Buyers, investigations, pending before or by any Governmental Authority or, to the knowledge of Buyers, threatened, against any Buyer or any Merger Sub which, if determined adversely, would, individually or in the aggregate, have a Buyer Material Adverse Effect and (b) there is no unsatisfied judgment or any open injunction binding upon any Buyer or any Merger Sub which would, individually or in the aggregate, have a Buyer Material Adverse Effect.

Section 4.05         Governmental Authorities; Consents. Assuming the representations and warranties of Seller Parent contained in this Agreement are true, correct and complete, no consent, clearance, license, permit, notification, approval or authorization of, or designation, declaration or filing with, any Governmental Authority or other Person is required on the part of any Buyer or any Merger Sub with respect to any Buyer’s or any Merger Sub’s execution or delivery of this Agreement or the consummation of the Transaction, except for (a) any consents, clearances, licenses, permits, notifications, approvals, authorizations, designations, declarations or filings, the absence of which would not have a Buyer Material Adverse Effect and (b) compliance with any applicable securities laws.

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Section 4.06         Financial Ability.

(a)            (i) Each Buyer has received an executed equity commitment letter dated as of the date of this Agreement from its Affiliated Investor (each an “Equity Commitment Letter” and collectively the “Equity Commitment Letters”) to provide to such Buyer the Equity Financing in cash in an aggregate amount set forth in the applicable Equity Commitment Letter, which Equity Commitment Letters provide that Seller Parent is a third-party beneficiary thereto to the extent set forth therein, and (ii) the Merger Subs have received an executed debt commitment letter dated as of the date of this Agreement, including all schedules, annexes and exhibits thereto (in each case, as may be amended, modified, waived or replaced in accordance with the terms hereof, the “Senior Debt Commitment Letter”), from the Senior Debt Financing Parties named therein, pursuant to which such Senior Debt Financing Parties have committed, on the terms and subject to (and only to) the conditions set forth therein, to provide to each Merger Sub the Senior Debt Financing set forth therein on the Closing Date in the aggregate amount set forth in the Senior Debt Commitment Letter. Buyer Parent has received an executed junior debt commitment letter dated as of the date of this Agreement, including all schedules, annexes and exhibits thereto (in each case, as may be amended, modified, waived or replaced in accordance with the terms hereof, the “Junior Debt Commitment Letter” and together with the Senior Debt Commitment Letter, the “Debt Commitment Letters”) from the Junior Debt Financing Parties named therein, pursuant to which such Junior Debt Financing Parties have committed, on the terms and subject to (and only to) the conditions set forth therein, to provide to Buyer Parent the Junior Debt Financing set forth therein on the Closing Date in the aggregate amount set forth in the Junior Debt Commitment Letter. As of the date of this Agreement, a true, correct and complete copy of each Commitment Letter as in effect on the date of this Agreement has been provided to Seller Parent. A true, correct and complete copy of each fee letter or closing payment letter referred to in the Debt Commitment Letters (each, as may be amended, modified, waived or replaced in accordance with the terms hereof, a “Debt Fee Letter”), as in effect on the date of this Agreement has been provided to Seller Parent; provided, that, the copy of the Debt Fee Letter related to the Senior Debt Commitment Letter may be redacted to omit fee amounts, economic terms, and any provisions relating to “flex” provisions that do not impact the amount (other than through the operation of additional original issue discount or upfront fees) or adversely affect the availability of the applicable Debt Financing or expand the conditions to obtaining the applicable Debt Financing on the Closing Date.

(b)            Each of Buyers and Merger Subs, as applicable, have fully paid (or caused to be fully paid) any and all commitment or other fees required by any of the Equity Commitment Letters or the Senior Debt Commitment Letter or the Debt Fee Letters to be paid on or before the date of this Agreement. Each of (i) the Equity Commitment Letter and (ii) as of the date of this Agreement, the Debt Commitment Letters are in full force and effect, and represents a valid, binding and enforceable obligation of Buyers, Merger Subs or Buyer Parent, as applicable, and, to the knowledge of Buyers, against each other party thereto, subject to the Remedies Exception. Assuming the satisfaction of the conditions set forth in Section 7.01 and Section 7.02, no event has occurred which, with or without notice, lapse of time or both, would constitute a breach or default on the part of Buyers, Merger Subs or Buyer Parent, as applicable, or, to the knowledge of Buyers, any other party thereto under (x) the Equity Commitment Letters or (y) as of the date of this Agreement, the Debt Commitment Letters, in each case, that would reasonably be expected to, in either case, result in the failure of the funding obligations thereunder. There are no conditions precedent or other contingencies related to (i) the Equity Financing, other than as expressly set forth in Section 2 of the Equity Commitment Letters, or (ii) the Debt Financing, other than of the Financing Conditions (as defined in the applicable Debt Commitment Letter), and, assuming the satisfaction of the conditions set forth in Section 7.01 and Section 7.02, none of Buyers or Merger Subs has any reason to believe that any of the conditions to (A) the Equity Financing or (B) as of the date of this Agreement, the Debt Financing, in each case, that are within its control will not be satisfied on a timely basis or that the Financing will not be available to Buyers, Merger Subs or Buyer Parent, as applicable, on the Closing Date.

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(c)            None of the respective commitments contained in (i) the Equity Commitment Letters or (ii) as of the date of this Agreement, the Debt Commitment Letters have been withdrawn, rescinded, replaced or terminated in any respect. Neither the Equity Commitment Letters nor the Debt Commitment Letters have been amended, supplemented or modified in any manner except as contemplated by the Commitment Letters, any Debt Fee Letter or as otherwise permitted by this Agreement. Neither Buyers, Merger Subs, Buyer Parent nor any of their respective Affiliates have entered into any agreement, side letter or other arrangement relating to the Financing that would reasonably be expected to adversely affect the availability or conditionality of the Debt Financing (except as permitted by this Agreement or the Commitment Letters). Neither (x) the Investors nor (y) as of the date of this Agreement, any Debt Financing Party has notified Buyers, Merger Subs or Buyer Parent, as applicable, or any of its Affiliates of such Person’s intention to terminate or withdraw any of the Financing.

(d)            The aggregate proceeds contemplated by the Equity Financing pursuant to the Equity Commitment Letters will be sufficient for Buyers to complete the transactions to be funded by Buyers contemplated by this Agreement and to pay all consideration, fees, expenses and other amounts required to be paid by Buyers in connection with the transactions contemplated by this Agreement (such amount, the “Required Funding Amount”). In no event shall the receipt by, or the availability to, Buyers, Buyer Parent, Merger Subs or any of their respective Affiliates of any funds or financing be a condition to any of Buyers’, Buyer Parent’s or Merger Subs’ obligations to consummate the transactions contemplated hereunder.

(e)            Notwithstanding anything to the contrary contained herein, a breach of any of the representations and warranties set forth in this Section 4.06 regarding the Equity Commitment Letters will not result in the failure of a condition precedent under this Agreement if such breach results from any actions taken solely by Seller Parent or its Affiliates.

Section 4.07         Brokers’ Fees. No broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the Transaction based upon arrangements made by any Buyer, any Merger Sub or any of their respective Affiliates.

Section 4.08         Solvency. No Buyer or Merger Sub is entering into this Agreement or the Transaction with the actual intent to hinder, delay or defraud either present or future creditors. Assuming that the respective representations and warranties of Seller Parent contained in this Agreement are true, correct and complete in all material respects, and the satisfaction of the conditions set forth in Section 7.01 and Section 7.02, after giving effect to the Transaction, at and immediately after the Closing, each of Buyers, the JV Company, the Purchased Companies and the Purchased Subsidiaries (a) will be solvent (in that both the fair value of its assets will not be less than the sum of its debts and that the present fair saleable value of its assets will not be less than the amount required to pay its probable liability on its recourse debts as they mature or become due), (b) will have adequate capital and liquidity with which to engage in its business and (c) will not have incurred and does not plan to incur debts beyond its ability to pay as they mature or become due.

Section 4.09         No Outside Reliance.

(a)            Each Buyer and each Merger Sub has conducted its own independent investigation, review and analysis of, and reached its own independent conclusion regarding, the business, operations, assets, condition (financial or otherwise) and prospects of the Business. Each Buyer and each Merger Sub (on its own behalf and on behalf of its Affiliates) acknowledges that it and its representatives have been provided adequate access to the personnel, properties, premises, records and other documents and information of, and relating to, the Business, the Transferred Assets, and the Transferred Liabilities for such purpose. Each Buyer and each Merger Sub acknowledges that it is an informed and sophisticated Person, and has engaged advisors experienced in the evaluation and purchase of the Business as contemplated hereunder.

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(b)            Notwithstanding anything contained in this Agreement to the contrary, each Buyer and each Merger Sub (on its own behalf and on behalf of its Affiliates) acknowledges and agrees that none of Seller Parent, any other Seller Party or any other Person is making any representations or warranties whatsoever, oral or written, express or implied, at law or in equity, beyond those expressly given in Article II and Article III (including the Schedules). In entering into this Agreement, each Buyer and each Merger Sub (on its own behalf and on behalf of its Affiliates) acknowledges that it has relied solely upon its own investigation, review and analysis and has not relied on and is not relying on any representation, warranty or other statement (whether written or oral) made by, on behalf of or relating to the Business, the Purchased Equity Interests, the Transferred Assets, the Transferred Liabilities, the Transferred JV Interests, the BidCos, the Purchased Companies, the Purchased Subsidiaries, Seller Parent or any of their respective Affiliates, except for the representations and warranties expressly set forth in Article II and Article III (including the Schedules). Each Buyer and each Merger Sub (on its own behalf and on behalf of its Affiliates) further acknowledges and agrees that, except for the representations and warranties contained in Article II and Article III (including the Schedules), none of Seller Parent, any other Seller Party, any of their respective Affiliates or any other Person will have or be subject to any liability to any Buyer, any Merger Sub, any other Buyer Party, any of their respective Affiliates or any other Person resulting from the distribution to any Buyer, any Merger Sub, any of their respective Affiliates or their respective representatives, or the use by any of the foregoing of, any such information, including any confidential memoranda distributed on behalf of Seller Parent relating to the Business or other publications or Data Room information provided to any Buyer, any Merger Sub, any of their respective Affiliates or their respective representatives, or any other document or information in any form provided to any Buyer, any Merger Sub, any of their respective Affiliates or their respective representatives in connection with the Transaction. Each Buyer (on its own behalf and on behalf of its Affiliates) acknowledges and agrees that, except for the representations and warranties contained in Article II and Article III (including the Schedules), each of the Business, the Transferred Assets, the Transferred Liabilities, and the assets of the Purchased Companies and the Purchased Subsidiaries are being transferred on a “where is” and, as to condition, “as is” basis.

Section 4.10         Investment Intent. Each Buyer acknowledges that neither the offer nor the sale of the Transferred JV Interests has been registered under the U.S. Securities Act of 1933, as amended (together with the rules and regulations promulgated thereunder, the “Securities Act”), qualified under Canadian securities laws or registered under any state or foreign securities laws. Each Buyer is acquiring the Transferred JV Interests for its own account and not with a view to or for sale in connection with any distribution (within the meaning of the Securities Act) thereof in violation of applicable securities Laws.

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Section 4.11         No Additional Representation or Warranties. Except for the express representations and warranties provided in this Article IV and Article V (including the Schedules), none of Buyer Parent, any Buyer or any Merger Sub has made, or is making, any representation or warranty of any kind or nature whatsoever, oral or written, express or implied, relating to or with respect to this Agreement or the Transaction to Seller Parent, any other Seller Party or any of their respective Affiliates. Buyer Parent, each Buyer and each Merger Sub expressly disclaim any and all Liability and responsibility for any representation or warranty of any kind or nature whatsoever, oral or written, express or implied, relating or with respect to any financial information, financial projections, forecasts, budgets or any other document or information made available to Seller Parent, any other Seller Party or any other Person (including information in the Data Room or provided in any formal or informal management presentation), except for the representations and warranties made in this Article IV and Article V (including the Schedules). EXCEPT AS OTHERWISE SPECIFICALLY PROVIDED IN THIS ARTICLE IV AND ARTICLE V (including the Schedules), NONE OF BUYER PARENT, ANY BUYER OR ANY MERGER SUB MAKES ANY OTHER REPRESENTATIONS OR WARRANTIES TO SELLER PARENT, ANY OTHER SELLER PARTY OR ANY OF THEIR RESPECTIVE AFFILIATES, ORAL OR WRITTEN, EXPRESS OR IMPLIED, WITH RESPECT TO BUYER PARENT, ANY BUYER OR ANY MERGER SUB, WHETHER ARISING BY STATUTE OR OTHERWISE IN LAW, INCLUDING ANY IMPLIED WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE OR OTHERWISE.

Article V.
Representations and Warranties of Buyer Parent

Buyer Parent hereby represents and warrants to Seller Parent as follows:

Section 5.01         Organization. It has been duly formed and is validly existing and in good standing under the Laws of the jurisdiction of its formation and has the power and authority to own or lease its properties and to conduct its business as it is now being conducted. It is duly licensed or qualified and in good standing as a foreign or extra-provincial limited partnership in all jurisdictions in which its ownership of property or the character of its activities is such as to require it to be so licensed, qualified or in good standing, except where the failure to be so licensed, qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of Buyer Parent to perform its obligations pursuant to this Agreement (a “Buyer Parent Material Adverse Effect”).

Section 5.02         Authority; Due Authorization. It has all requisite power and authority to execute and deliver this Agreement and each Ancillary Agreement that it is or will be party to and to perform all obligations to be performed by it hereunder and thereunder. The execution and delivery of this Agreement and each Ancillary Agreement that it is or will be party to have been duly and validly authorized and approved by all necessary action on its part, and, subject to the filing of the US BidCo Certificate of Merger and issuance of the CA BidCo Certificate of Amalgamation, no other proceeding on its part is necessary to authorize this Agreement. This Agreement has been duly and validly executed and delivered by it, and this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to the Remedies Exception.

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Section 5.03         No Conflict. Subject to the filing of the US BidCo Certificate of Merger and the issuance of the CA BidCo Certificate of Amalgamation and the CA Bidco-GESI Certificate of Amalgamation, the execution and delivery of this Agreement by Buyer Parent and each Ancillary Agreement that it is or will be party to do not and will not violate any provision of, or result in the breach of any applicable Law, any organizational documents of Buyer Parent (including its certificate of limited partnership and, when executed, the JV Company Limited Partnership Agreement), or any Contract to which Buyer Parent is a party or by which Buyer Parent may be bound, or terminate or result in the termination of any such Contract, or result in the creation of any Lien upon any of the properties or assets of Buyer Parent or constitute an event which, after notice or lapse of time or both, would result in any such violation, breach, termination or creation of a Lien, except to the extent that the occurrence of the foregoing would not, individually or in the aggregate, reasonably be expected to have a Buyer Parent Material Adverse Effect.

Section 5.04         Litigation and Proceedings. (a) There are no Proceedings, or, to the knowledge of Buyer Parent, investigations, pending before or by any Governmental Authority or, to the knowledge of Buyer Parent, threatened, against Buyer Parent which, if determined adversely, would, individually or in the aggregate, have a Buyer Parent Material Adverse Effect and (b) there is no unsatisfied judgment or any open injunction binding upon Buyer which would, individually or in the aggregate, have a Buyer Parent Material Adverse Effect.

Section 5.05         Solvency. Buyer Parent is not entering into this Agreement or the Transaction with the actual intent to hinder, delay or defraud either present or future creditors. Assuming that the respective representations and warranties of Seller Parent contained in this Agreement are true, correct and complete in all material respects, and the satisfaction of the conditions set forth in Section 7.01 and Section 7.02, after giving effect to the Transaction, at and immediately after the Closing, Buyer Parent (a) will be solvent (in that both the fair value of its assets will not be less than the sum of its debts and that the present fair saleable value of its assets will not be less than the amount required to pay its probable liability on its recourse debts as they mature or become due), (b) will have adequate capital and liquidity with which to engage in its business and (c) will not have incurred and does not plan to incur debts beyond its ability to pay as they mature or become due.

Section 5.06         No Outside Reliance. Buyer Parent hereby makes the representations and warranties set forth in Section 4.09, mutatis mutandis.

Article VI.
Covenants of the Parties

Section 6.01         Conduct of Business.

(a)            From the date hereof through the earlier of the Closing Date or the termination of this Agreement in accordance with its terms (the “Interim Period”), Seller Parent shall, and shall cause its Subsidiaries to, except as required by applicable Law, as contemplated by this Agreement (including with respect to the Pre-Closing Transactions) or as consented to by Buyer Parent in writing, operate the Business in the Ordinary Course. Without limiting the generality of the foregoing, except as (x) required by Law or expressly contemplated by this Agreement (including with respect to the Pre-Closing Transactions and for the avoidance of doubt, including the US BidCo CTB Election or the Purchased Companies CTB Elections), (y) set forth on Schedule 6.01 or (z) consented to by Buyer Parent in writing, Seller Parent shall not, and shall cause its Subsidiaries (solely with respect to the conduct of the Business) not to:

(i)            change or amend the certificate of incorporation, bylaws or other Organizational Documents of any Purchased Company or any Purchased Subsidiary;

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(ii)           except (1) as required by applicable Law or a Collective Bargaining Agreement, (2) as required by the terms of the GFL Benefit Plans, Transferred Benefit Plans, or any other Contract providing compensation or other benefits to any Business Employee, in each case, in effect on the date hereof and that has been made available to Buyer Parent, or (3) for actions, the payment obligations of which shall be borne solely by Seller Parent or one of its Affiliates (other than the Purchased Companies and the Purchased Subsidiaries), (A) other than in the Ordinary Course (including in connection with any annual compensation or performance reviews and promotions or transfers of employees), grant any material increase in the level of base compensation of any Business Employee or individual contractor with annual base compensation of $100,000 or greater, (B) other than in the Ordinary Course (including in connection with any annual benefit plan reviews), become a party to, establish, terminate, or adopt any Transferred Benefit Plan (or any plan, program, policy, agreement or arrangement that would be a Transferred Benefit Plan if in effect on the date hereof), or modify or amend any Transferred Benefit Plan in a manner that would materially increase the level of benefits or the Business’s cost in respect of such Transferred Benefit Plan, including, without limitation, taking any action to accelerate the vesting or lapsing of restrictions or payment, or funding in any other way or securing the payment, of material compensation or benefits under any Transferred Benefit Plan, (C) grant any equity or equity-based incentive awards of any Purchased Company or any Purchased Subsidiary to any director, officer or employee of the Business or any Purchased Company or any Purchased Subsidiary, or (D) make any payment of or agree to become obligated to pay any severance or change of control payments to any current or former director, officer, employee or contractor of the Purchased Companies or any of the Purchased Subsidiaries (other than severance payments in connection with terminations otherwise permitted under Section 6.01(a)(vi)(y));

(iii)         withdraw (whether partially or completely) from, or incur any withdrawal liability (whether or not assessed) with respect to, any U.S. Multiemployer Plan in respect of the Business Employees, or commence an obligation to contribute to any U.S. Multiemployer Plan not set forth on Schedule 2.12(e) in respect of the Business Employees;

(iv)         (i) transfer the employment of any (A) Business Employee from a Purchased Company or Purchased Subsidiary to a Retained Company or (B) employee who is not a Business Employee as of the date hereof from a Retained Company to a Purchased Company or Purchased Subsidiary, or (ii) reassign the duties of (A) a Business Employee such that he or she is no longer a Business Employee or (B) any other employee of Seller Parent or its Subsidiaries such that he or she would become a Business Employee;

(v)          implement any “mass layoffs” or “plant closing” or other similar action with respect to the Business Employees that triggers any notice obligations or other liability under the WARN Act;

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(vi)         hire any new Business Employee, other than Business Employees hired in the Ordinary Course and whose annual base compensation is less than $250,000; or (y) terminate any Business Employee without cause, other than Business Employees terminated in the Ordinary Course or whose annual base compensation is less than $250,000;

(vii)        enter into, amend, or terminate any Collective Bargaining Agreement with respect to the Business Employees, or recognize or certify any labor union, labor organization, or group of employees as the bargaining representative for any Business Employees;

(viii)       (i) issue, sell, assign, lease, pledge, transfer, swap, license or otherwise dispose of, allow to lapse, or abandon any of the Transferred JV Interests, any Equity Securities of any of the JV Company, GP LLC, SPV 1, SPV 2, Parent LP, Intermediate LP, Mid LP, Buyer LP, US Holdco, the BidCos, the Purchased Companies or the Purchased Subsidiaries, or any material portion of the assets of the of the JV Company, GP LLC, SPV 1, SPV 2, Parent LP, Intermediate LP, Mid LP, Buyer LP, US Holdco, the BidCos, the Purchased Companies or the Purchased Subsidiaries or of the Business except in the Ordinary Course (including non-exclusive licenses granted in the Ordinary Course), (ii) create or permit to exist any new material Lien on any of the properties or assets of the JV Company, GP LLC, SPV 1, SPV 2, Parent LP, Intermediate LP, Mid LP, Buyer LP, US Holdco, the BidCos, the Purchased Companies, the Purchased Subsidiaries or the Business, as applicable, in each case, other than Permitted Liens, (iii) enter into any material joint venture, partnership, or other similar arrangement, (iv) grant options, warrants, calls, or other rights to purchase or otherwise acquire shares of the Equity Securities of the JV Company, GP LLC, SPV 1, SPV 2, Parent LP, Intermediate LP, Mid LP, Buyer LP, US Holdco, the BidCos, the Purchased Companies or the Purchased Subsidiaries or (v) create any Subsidiary of the JV Company, GP LLC, SPV 1, SPV 2, Parent LP, Intermediate LP, Mid LP, Buyer LP, US Holdco, the BidCos, the Purchased Companies or the Purchased Subsidiaries that is not wholly-owned;

(ix)          make any material loans or material advances to any Person (other than those between any Purchased Company, on the one hand, and any Purchased Subsidiary, on the other hand, or between any Purchased Companies or any Purchased Subsidiaries), except for (A) advances to Business Employees in the Ordinary Course and (B) deferred payment terms given to clients of the Business in the Ordinary Course;

(x)          make or change any income Tax classification or other material Tax election, file any amended material Tax Return, adopt or change any material Tax accounting method, change any annual Tax accounting period, waive or agree to extend the statute or period of limitations for the assessment of any material Tax, surrender any right to claim a refund of or credit for material Taxes, enter into voluntary disclosure (or similar) agreements with any Governmental Authority in respect of material Taxes or material Tax Returns, enter into any closing agreement with any Governmental Authority relating to any material Tax, or settle or compromise any audit, examination or other Tax proceeding with respect to material Taxes, in each case, with respect to any Purchased Company or Purchased Subsidiary; provided that nothing in this Section 6.01(a)(x) will restrict any Retained Company from taking any action in connection with their own income Taxes or the income Taxes of any Parent Group;

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(xi)         enter into any agreement that materially restricts the ability of the Business to engage or compete in any line of business in any respect, individually or in the aggregate, material to the Business, taken as a whole;

(xii)        enter into, renew or amend in any material respect any Affiliate Agreement;

(xiii)       settle any pending or threatened Proceeding relating to the Business for amounts in excess of $7,500,000 individually and $20,000,000 in the aggregate (in each case, net of insurance recoveries);

(xiv)        incur or guarantee any Indebtedness for borrowed money, other than (i) any such Indebtedness that will be discharged at or prior to Closing or (ii) any such Indebtedness between any Purchased Company, on the one hand, and any Purchased Subsidiary, on the other hand, or between any Purchased Companies or any Purchased Subsidiaries;

(xv)        adopt or enter into a plan of complete or partial liquidation, dissolution or other reorganization of any Purchased Company or any Purchased Subsidiary;

(xvi)       merge, amalgamate or consolidate the Business, any Purchased Company or any Purchased Subsidiary with any Person, acquire all or substantially all of the assets constituting a business (in a stock or asset acquisition or otherwise) of any Person (each such transaction, an “Acquisition”), or initiate or take any action with respect to any voluntary bankruptcy or liquidation of, the Business, any Purchased Company or any Purchased Subsidiary, in each case, except for (A) any Acquisitions with an enterprise value, individually or in the aggregate, not greater than $15,000,000 (excluding the Acquisition of Specified Add-On Target 1 and the Specified Add-On Target 2) that is consummated prior to the Closing; provided, however, that, in the case of this clause (A), (i) no such Acquisitions shall create any Liability for Buyers, the Business, the JV Company, GP LLC, SPV 1, SPV 2, Parent LP, Intermediate LP, Mid LP, Buyer LP, US Holdco, any BidCo, any Purchased Company or any Purchased Subsidiary following Closing, and (ii) the prior written consent of Buyer Parent in respect of the relevant definitive documentation for any such Acquisition shall have been obtained prior to its entering into by Seller Parent or any of its Subsidiaries; and (B) the Acquisition of the Specified Add-On Target 1 and the Specified Add-On Target 2; provided, that, in the case of this clause (B), the prior written consent of Buyer Parent in respect of (i) the conditions precedent set forth in the relevant definitive documentation for any such Acquisition of the Specified Add-On Target 1 or the Specified Add-On Target 2 shall have been obtained prior to its entering into by Seller Parent or any of its Subsidiaries, and (ii) the other terms, conditions and provisions of the relevant definitive documentation for any such Acquisition of the Specified Add-On Target 1 or the Specified Add-On Target 2 shall have been obtained prior to its entering into by Seller Parent or any of its Subsidiaries, in each case, only to the extent that the other terms, conditions and provisions of such definitive documentation are not materially consistent with the letters of intent for such Acquisitions as made available to Buyer Parent;

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(xvii)      (i) accelerate the collection or discounting of the accounts receivable of the Business other than in the Ordinary Course, (ii) delay or postpone the payment of accounts payable or accrued expenses of the Business other than in the Ordinary Course or (iii) otherwise change in any material respect the cash management policies and practices of the Business;

(xviii)     make any, or enter into any commitment for, capital expenditures in respect of the Business in excess of, in the aggregate, an amount equal to 10% over and above the amount of capital expenditures specified in the Business’s annual budget for the fiscal year ending 2025, previously provided to Buyer Parent in connection with the Transaction;

(xix)        enter into any Contract that would be a Material Contract if entered into prior to the date hereof, terminate (excluding any expiration in accordance with its terms) or materially extend or materially modify or amend any Material Contract (other than for purposes of curing any default under such Material Contract), in each case other than in the Ordinary Course or with respect to any Acquisition permitted in accordance with Section 6.01(a)(xvi);

(xx)         (A) effect any recapitalization, reclassification, repurchase, purchase, redemption or like change in the capitalization of any Purchased Company or any Purchased Subsidiary; or (B) split, combine, reclassify or otherwise amend any terms of any Equity Securities of any Purchased Company or any Purchased Subsidiary;

(xxi)        from and after the Calculation Time through the Closing, pay or otherwise remit or distribute any cash or cash equivalents to any Person (other than cash payments to unaffiliated third-party creditors in the Ordinary Course); or

(xxii)       enter into any agreement to do any action prohibited under this Section 6.01.

(b)            Nothing contained in this Section 6.01 shall prohibit any JV Company Holder, any Purchased Company or any Purchased Subsidiary from, prior to the Calculation Time, (i) repaying Indebtedness or (ii) paying any cash dividends on, or making any other cash distributions in respect of, any outstanding equity interests of any JV Company Holder, any Purchased Company or any Purchased Subsidiary.

(c)            Nothing in this Section 6.01 is intended to give Buyer Parent or any of its Affiliates, directly or indirectly, the right to control or direct the business or operations of the Business prior to the Closing, and prior to the Closing, Seller Parent and its Subsidiaries (including the Purchased Companies and the Purchased Subsidiaries) shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over the Business.

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(d)            Notwithstanding the foregoing or anything in this Agreement to the contrary, Seller Parent and its Subsidiaries (including the Purchased Companies and the Purchased Subsidiaries) may take (or not take, as the case may be) any of the actions described this Section 6.01 in response to an event beyond the reasonable control of the Purchased Companies that the Purchased Companies can reasonably demonstrate is an emergency that materially and adversely impacts the Group Companies (an “Emergency”); provided, that (x) Seller Parent shall provide Buyer Parent with notice of such action as soon as reasonably practicable (and in any event prior to taking such action) and reasonable substantiation that such event constitutes an Emergency and (y) any such action or failure to take action is a necessary and proportionate response to the Emergency, taking into account all relevant factors.

Section 6.02         [Reserved].

Section 6.03         Support of Transaction. Without limiting any other covenant contained in this Article VI:

(a)            The Parties shall, and shall cause their respective Affiliates to, and direct their representatives to, cooperate and use their respective commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Laws and regulations or otherwise to consummate and make effective the Transaction as soon as practicable (and in any event prior to the Termination Date), including by responding to and complying with any request for information or documents under applicable Laws and regulations and providing all notices, filings or other submissions, and obtaining or receiving all authorizations, consents and approvals as may be required with respect to the Assumed Permits in order to have such Assumed Permits transferred or assigned (or, if not transferable or assignable, reissued) to the Purchased Companies and the Purchased Subsidiaries, as applicable (it being understood and agreed that to the extent any such Assumed Permit cannot be so transferred, assigned or reissued prior to the Closing, the provisions of Section 6.16(b) related to any Transferred Assets that are Non-Assignable Assets shall apply with respect to such Assumed Permit, mutatis mutandis).

(b)            None of Buyers, Buyer Parent or Merger Subs shall, and shall cause their respective Affiliates not to, acquire or agree to acquire equity or assets of, or other interests in, or amalgamate, merge or consolidate with (or agree to amalgamate, merge or consolidate with), any corporation, partnership, association or other business organization, or any business unit, division, Subsidiary or other portion thereof, if any such action would reasonably be expected to (i) materially increase the risk of any Governmental Authority seeking or entering a Governmental Order prohibiting the consummation of the Transaction, (ii) materially increase the risk of not being able to remove any such Governmental Order on appeal or otherwise, (iii) materially delay the satisfaction of the conditions contained in Article VII or (iv) otherwise prevent or materially delay the consummation of the Transaction.

(c)            Except as expressly provided herein, nothing in this Agreement shall require Seller Parent or any of its Affiliates (i) to pay any consideration or offer or grant any financial accommodation to induce a waiver or obtain a consent from any Person or (ii) to agree to modify any terms of any Contract to induce any such waiver or obtain any such consent if such modification would become effective prior to Closing.

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Section 6.04         Inspection; Retention of Books and Records.

(a)            Subject to confidentiality obligations and similar restrictions that may be applicable to information with respect to the Business that is furnished to Seller Parent and its Subsidiaries (including the Purchased Companies or the Purchased Subsidiaries) by third parties and which may be in their respective possession from time to time, and except for any information that is subject to attorney-client privilege or other privilege from disclosure (provided, that, in each case, the Parties shall cooperate in seeking to mitigate such restriction in order to allow disclosure of such information to the extent doing so would not (in the good faith belief of Seller Parent (after consultation with counsel, which may be in-house counsel)) be reasonably likely to result in the violation of any Law or be reasonably likely to cause such privilege to be undermined with respect to such information), Seller Parent shall afford to Buyer Parent and its accountants, counsel and other representatives reasonable access during the Interim Period, during normal business hours, in such manner as to not interfere with the normal operation of the Business and, subject to the terms of the applicable Leases, to their respective properties, books, records and appropriate officers, and shall furnish such representatives with financial and operating data and other information concerning the affairs of the Business, in each case, as such representatives may reasonably request; provided, however, that (i) any investigation shall be conducted in accordance with all applicable competition Laws, shall only be upon reasonable notice and shall be at Buyer Parent’s sole cost and expense; (ii) other than in the Ordinary Course or unrelated to the Transaction, Buyer Parent and its representatives shall not contact or otherwise communicate with the non-officer employees, or any Persons known by Buyer Parent to be landlords, customers, suppliers or vendors, of the Business regarding the Business or the Transaction, unless, in each case, approved in advance by Seller Parent; (iii) Buyer Parent and its representatives shall not be permitted as part of such access to perform or conduct any investigation commonly referred to as a Phase II environmental site assessment or perform or conduct any testing or sampling at, on, under or within any Real Property, including sampling of soil, sediment, groundwater, surface water, air or wastewater emissions, or other environmental media or building materials without the prior written consent of Seller Parent (which consent may be withheld at Seller Parent’s sole discretion); and (iv) each of Buyer Parent, its Affiliates, and their respective representatives, as applicable shall (A) use commercially reasonable efforts to perform all on-site visits and all communications with any Person in an expeditious and efficient manner and (B) indemnify, defend and hold harmless Seller Parent, its Affiliates, and each of their respective representatives from and against all Losses resulting from or relating to the activities of Buyer Parent, its Affiliates and their respective representatives under this Section 6.04(a). The foregoing indemnification obligation shall survive the Closing or termination of this Agreement. All information obtained by Buyer Parent and its representatives under or in connection with this Agreement or the Transaction (including the terms of this Agreement) shall be subject to any Confidentiality Agreement. Notwithstanding anything herein to the contrary, in no event shall Seller Parent or any of its Affiliates be required to provide any Person with any Tax Return or copy of any Tax Return or any other information, records or documents relating to Taxes of any Parent Group.

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(b)            From and after the Closing Date, in connection with the Retained Assets or the Retained Liabilities, or any insurance claims by, or investigations, legal proceedings or Tax audits against, the Seller Parent or its Subsidiaries, upon reasonable prior request and except as determined by the JV Company in good faith to reasonably be expected to violate the attorney-client privilege, other legal privilege, or contractual confidentiality obligations (provided, that, in each case, the Parties shall cooperate in seeking to mitigate such restriction in order to allow disclosure of such information to the extent doing so would not (in the good faith belief of the JV Company (after consultation with counsel, which may be in-house counsel)) be reasonably likely to result in the violation of any Law or be reasonably likely to cause such privilege to be undermined with respect to such information), the JV Company shall, and shall cause its Affiliates and its representatives to, (i) afford the representatives of Seller Parent and its Affiliates reasonable access, during normal business hours, to the offices, properties, books and records of the JV Company and its Affiliates in respect of the Business and (ii) make available to the representatives of Seller Parent and its Affiliates the employees of the JV Company and its Affiliates in respect of the Business whose assistance, expertise, testimony, notes and recollections or presence is necessary to assist Seller Parent or its Affiliates in connection with their respective inquiries for any of the purposes referred to above; provided, however, that if the Parties are in an adversarial relationship in litigation or arbitration, the furnishing of information, documents or records in accordance with this Section 6.04(b) shall be subject to applicable rules relating to discovery. Notwithstanding the foregoing, Seller Parent and its Affiliates will have the right to retain copies of all books and records of the Business relating to periods ending on or before the Closing Date. The JV Company shall, and shall cause its Affiliates to, preserve and keep the records of the Business relating to periods ending on or before the Closing Date until the later of (x) the expiration of the applicable statute of limitations to the extent such records are relevant to a Tax Return and (y) the date that is seven (7) years from the Closing Date.

Section 6.05         Termination of Certain Agreements. On and as of the Closing, Seller Parent shall, and shall cause its Affiliates to, take all actions necessary to cause all Affiliate Agreements (other than those Contracts listed on Schedule 6.05) to be terminated without any further force and effect, and there shall be no further liabilities or obligations of any of the relevant parties thereunder following the Closing.

Section 6.06         No Shop. During the Interim Period, Seller Parent shall not take, nor shall it permit any of its Affiliates, officers, directors, employees or representatives to take, any action to, directly or indirectly, solicit, initiate, knowingly encourage, facilitate, engage in or continue discussions, negotiations or inquiries with, or enter into any letter of intent or similar document or any binding agreement with any Person (other than any of Buyer Parent, Buyers or their respective Subsidiaries) concerning the potential acquisition by any Person who is not Buyer Parent, Buyers or any of their respective Subsidiaries of, or an offer or proposal from any such Person for the sale, license transfer or other disposition of the Business, the Purchased Equity Interests or the Transferred JV Interests, or any merger, business combination or similar transaction involving the Business, any Purchased Company or any Purchased Subsidiary or any material portion thereof, whether by merger, amalgamation, arrangement, consolidation, recapitalization, reorganization, liquidation, dissolution or sale of assets or securities (each such acquisition transaction, an “Acquisition Transaction”), or provide any information or data to any such Person in relation to any Acquisition Transaction; provided, however, that each of Buyer Parent and Buyers hereby acknowledges that prior to the date of this Agreement, Seller Parent and its Affiliates have provided information relating to the Business and have afforded access to, and engaged in discussions with, other Persons in connection with a proposed Acquisition Transaction and that such information, access and discussions could reasonably enable another Person to form a basis for an Acquisition Transaction without any breach by Seller Parent of this Section 6.06. With respect to such other Persons, the Seller Parent and its Affiliates shall use their respective commercially reasonable efforts to obtain, as promptly as reasonably practicable after the date hereof, the return or destruction of, in accordance with the terms of any applicable confidentiality agreement, any information relating to the Business previously furnished by Seller Parent or its Affiliates or representatives to any such Person or any of their respective officers, directors, managers, employees, attorneys, accountants, consultants, financial advisors or other agents. Notwithstanding the foregoing restrictions set forth in this Section 6.06, Seller Parent may respond to any unsolicited proposal regarding an Acquisition Transaction solely by indicating that Seller Parent is subject to an exclusivity agreement.

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Section 6.07         Employee Matters.

(a)            Ten (10) days prior to Closing, Seller Parent shall provide Buyer Parent with an updated Business Employee List. In connection with the Pre-Closing Transactions, Seller Parent shall, and shall cause its Subsidiaries to, in accordance with applicable Law, take such actions as are necessary to transfer the employment of each Business Employee (other than an Inactive Business Employee) employed by a Retained Company to a Purchased Company or Purchased Subsidiary prior to the Closing. As of the Closing, Seller Parent shall cause the Purchased Companies and Purchased Subsidiaries to employ only Business Employees whose job duties relate primarily to the Business and engage only individual service providers who provide services to the Business. Employees of the Purchased Companies and Purchased Subsidiaries as of immediately prior to the Closing who remain so employed immediately thereafter shall be referred to herein as “Continuing Employees.” If any Inactive Business Employee returns from work within three (3) months following the Closing (or such longer period as may be required by applicable Law), and Seller Parent so notifies the JV Company of such Inactive Business Employee’s return to work, the JV Company or the applicable Purchased Company or Purchased Subsidiary shall offer employment to such Inactive Business Employee promptly following his or her return, on terms consistent with those applicable to Continuing Employees generally under this Section 6.07 (including Section 6.07(c)). To the extent such Inactive Business Employee does not return to work in such time period or otherwise rejects any such offer of employment, Seller Parent and its Affiliates shall be entitled to terminate the employment of such Inactive Business Employee and pay severance to such Inactive Business Employee in the Ordinary Course. All Liabilities actually incurred by Seller Parent and its Affiliates with respect to the Inactive Business Employees following the Closing (including the costs and expenses of any compensation or benefits (including severance) under any GFL Benefit Plan that is not paid or reimbursed by insurance or employee contributions) shall constitute, for the avoidance of doubt, Ongoing Employee Liabilities.

(b)            Seller Parent, Buyer Parent and Buyers agree that (i) the Transaction is not intended to constitute a severance or termination of employment of any Business Employee prior to or upon the Closing for purposes of any severance or termination benefit plan, program, policy, agreement or similar arrangement of Seller Parent or any of its Affiliates, (ii) the JV Company will continue employment of all Continuing Employees in accordance with this Agreement, and (iii) the Continuing Employees shall have continuous and uninterrupted employment immediately before and immediately after the Closing.

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(c)            The JV Company shall cause the applicable Purchased Company or Purchased Subsidiary to provide base wages or salary, as applicable, target annual cash bonus or short-term cash commission opportunities and severance benefits for each Continuing Employee that are substantially similar in the aggregate to such Continuing Employee’s base wages or salary rate, as applicable, target annual cash bonus or short-term cash commission opportunities and severance benefits immediately prior to the Closing Date for the period commencing on the Closing Date and ending on December 31, 2025 (or, if earlier, the date of termination of the relevant Continuing Employee) (the “Protection Period”). During the Protection Period, the JV Company shall cause the applicable Purchased Company or Purchased Subsidiary to provide Continuing Employees (other than those whose employment is covered by a Collective Bargaining Agreement), as a group, employee benefits (excluding any equity or equity-based, nonqualified deferred compensation, retention, long-term incentive, change in control, transaction, defined benefit pension, and post-employment welfare benefits (collectively, “Excluded Benefits”)) that are substantially comparable in the aggregate to those employee benefits (other than Excluded Benefits) offered by Seller Parent and its Affiliates immediately prior to the Closing Date under the GFL Benefit Plans set forth on Schedule 2.12(a).

(d)            Effective as of the Closing Date, or such later date as may be agreed among the parties pursuant to Section 6.07(g) hereof, each Continuing Employee shall cease to actively participate in and accrue benefits under the applicable GFL Benefit Plan (other than Transferred Benefit Plans), and shall, subject to the Cloned Benefit Plans being effective and able to cover Continuing Employees as of the Closing Date, commence participation in the Cloned Benefit Plans. Seller Parent shall use commercially reasonable efforts to cause the Cloned Benefit Plans to, as of the Closing Date, and, after the Closing Date, the JV Company shall cause (including pursuant to the applicable terms of the Services Agreement) the applicable Purchased Company or Purchased Subsidiary to ensure that all of its benefit plans in which the Continuing Employees participate after Closing recognize each Continuing Employee’s years of service with Seller Parent or any of its Subsidiaries (or any predecessors to the business thereof that previously employed any such Continuing Employees) as of the Closing Date for purposes of eligibility, vesting and determining the level of paid time off or similar benefits to the same extent and for the same purpose as such Continuing Employee was entitled, prior to the Closing, to credit for such service under the analogous GFL Benefit Plan in which he or she participated; provided, however, that no such recognition or credit for service shall be provided (i) to the extent that such recognition or credit would result in any duplication of benefits or compensation for the same period of service or (ii) for any purpose under any Excluded Benefit, including, for the avoidance of doubt, any defined benefit pension accrual. Notwithstanding anything to the contrary herein, nothing in this Section 6.07 guarantees employment or continued employment of any Continuing Employee for the Protection Period or any other period of time or limits the ability of the JV Company and its Affiliates (including the Purchased Companies and the Purchased Subsidiaries) to (x) terminate the employment of any Continuing Employee at any time following the Closing for any or no reason, with or without notice, or (y) cease providing any compensation or benefits (other than any severance benefits required hereunder or other compensation or benefits required by Law) following any such termination.

(e)            Following the Closing, the JV Company will cause the applicable Purchased Company or Purchased Subsidiary to recognize and credit to the Continuing Employees all of their accrued but unused hours of vacation and other paid time off as of the Closing in accordance with the vacation and paid time off policies of the applicable Purchased Company or Purchased Subsidiary as in effect from time to time, and such vacation time will not be subject to forfeiture by any Continuing Employee.

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(f)            From and after the Closing Date, the Continuing Employees who are participants in a 401(k) plan maintained by Seller Parent or its Affiliates that is not a Transferred Benefit Plan (“Seller Parent’s 401(k) Plan”) shall cease to be eligible for any future contributions to Seller Parent’s 401(k) Plan. Effective as soon as administratively practicable after the Closing Date, Seller Parent and the JV Company shall cooperate to cause the applicable Purchased Company or Purchased Subsidiary to have in effect the Transferred 401(k) Plan (as defined in subsection (n) below), which shall be a defined contribution plan that include a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code (and a related trust intended to be exempt from tax under Section 501(a) of the Code). Prior to the Closing Date, and to the extent permitted by applicable Law, Seller Parent shall, or shall cause its Affiliates to, (i) take all actions necessary or appropriate to ensure that under the terms of the Seller Parent 401(k) Plan each Continuing Employee is eligible to receive a distribution as a result of the Closing and to remove the Purchased Companies and Purchased Subsidiaries as participating employers in the Seller Parent 401(k) Plan, effective as of immediately prior to the Closing, (ii) take all actions necessary to cause each Continuing Employee to become fully vested in his or her account balances under the Seller Parent’s 401(k) Plan, effective as of the Closing Date, and (iii) make or cause to be made to the Seller Parent’s 401(k) Plan all employee and employer contributions that would have been made on behalf of such Continuing Employee had the Transaction not occurred (regardless of any employment or service requirements), but prorated for the portion of the plan year that ends on the Closing Date. The JV Company shall cause the Transferred 401(k) Plan to allow each Continuing Employee to make a “direct rollover” to the Transferred 401(k) Plan of the account balances of such Continuing Employee in the form of cash (and the JV Company will use commercially reasonable efforts to also include promissory notes evidencing any outstanding plan loans in any such rollover) under Seller Parent’s 401(k) Plan in which such Continuing Employee participated prior to the Closing Date if Seller Parent’s 401(k) Plan permits such a direct rollover and if such direct rollover is elected in accordance with applicable Law and the terms of Seller Parent’s 401(k) Plan by such Continuing Employee. Following such transfer of account balances, Seller Parent and its Affiliates shall have no Liability with respect to the Transferred 401(k) Plan (or the assets thereof), other than any administrative services required pursuant to the Services Agreement.

(g)            To the extent mutually agreed by the JV Company and Seller Parent, Seller Parent shall use commercially reasonable efforts to cause any third-party who must provide such permission, to permit Continuing Employees to continue to participate in and accrue benefits under the GFL Benefit Plan(s) mutually agreed between the JV Company and the Seller Parent (“Transition Benefit Plans”) for the mutually-agreed upon period from and after the Closing Date. The terms of any such continued participation shall be set out in the Services Agreement; provided, however, that the cost to the JV Company of the Continuing Employees continued participation in the Transition Benefit Plans shall not exceed an amount equal to the out-of-pocket costs incurred by Seller Parent or its Subsidiaries, as applicable, as a result of the Continuing Employees continued participation in the Transition Benefit Plans for the period from and after the Closing Date to the end of such mutually-agreed period.

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(h)            With respect to each Continuing Employee (and such Continuing Employee’s dependents) who elects to participate in the Cloned Benefit Plan that is the group health plan of the applicable Purchased Company or Purchased Subsidiary in the year in which the Closing Date occurs, Seller Parent shall use commercially reasonable efforts to cause the Cloned Benefit Plans to, as of the Closing Date, and, after the Closing Date, the JV Company shall cause (pursuant to the applicable terms of the Services Agreement) such applicable Subsidiary to use commercially reasonable efforts to waive or cause to be waived any pre-existing condition exclusions to coverage, any evidence of insurability provisions, any active at work requirement and any waiting period or service requirements that did not exist or had been waived or otherwise satisfied under the comparable GFL Benefit Plans that are group health plans. For each Continuing Employee who enrolls in the Cloned Benefit Plan that is a group health plan in the year in which the Closing Date occurs, Seller Parent shall use commercially reasonable efforts to cause the Cloned Benefit Plans to, as of the Closing Date, and, after the Closing Date, the JV Company shall cause (pursuant to the applicable terms of the Services Agreement) its applicable Subsidiary to use commercially reasonable efforts to apply towards any deductible requirements and out-of-pocket maximum limits under its health plans applicable to the year of Closing, any amounts paid by such Continuing Employee and credited to toward such requirements and limits under comparable GFL Benefit Plans that are group health plans. Seller Parent and its Affiliates (other than the Purchased Companies and the Purchased Subsidiaries) shall retain the responsibility for satisfying the notice and coverage requirements of COBRA for all individuals who are “M&A qualified beneficiaries” as such term is defined in Treasury Regulation Section 54.4980B-9 (including any current or former employees of the Business (or their beneficiaries)) as a result of qualifying events under COBRA that occur on or before the Closing Date; provided that any monetary Liability in respect of, arising out of, or resulting from, such COBRA coverage provided under the applicable GFL Benefit Plan that is not paid by the participant or insurance, shall constitute Ongoing Employee Liabilities. Seller Parent shall ensure that no Cloned Benefit Plan provides benefits, directly or indirectly, contingent or otherwise, to persons other than Business Employees, and the dependents and beneficiaries of Business Employees.

(i)            Subject to the accuracy of the information set forth on Schedule 2.13(d), the JV Company, the Purchased Companies or the Purchased Subsidiaries, as applicable, shall provide (or cause their applicable Affiliate to provide) any required notice under the WARN Act, with respect to any “plant closing” or “mass layoff” (as defined in the WARN Act) affecting Continuing Employees during the ninety (90)-day period following the Closing Date. Subject to the accuracy of the information set forth on Schedule 2.13(d), for the ninety (90)-day period following the Closing Date, none of the JV Company, the Purchased Companies or the Purchased Subsidiaries, as applicable, shall take or cause to be taken, or omit to take, any action with respect to the Continuing Employees that would cause Seller Parent, any of its Subsidiaries, any Purchased Company or any Purchased Subsidiary to be in violation in any material respect under the WARN Act with respect to any actions prior to the Closing.

(j)             Notwithstanding anything else herein, the Purchased Companies and the Purchased Subsidiaries shall adopt, assume and comply in all material respects with all Collective Bargaining Agreements set forth on Schedule 2.13(b) covering or otherwise applicable to any Continuing Employees until the expiration, modification or termination of such Collective Bargaining Agreement in accordance with its terms or applicable Law. Notwithstanding anything to the contrary herein, the terms and conditions of employment for any Continuing Employees covered by a Collective Bargaining Agreement shall be governed by the applicable Collective Bargaining Agreement until the expiration, modification or termination of such Collective Bargaining Agreement in accordance with its terms or applicable Law.

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(k)            The JV Company will, or will cause its Affiliate to, (i) create an employee benefit plan for the Business Employees that is equivalent to each applicable GFL Benefit Plan that is an annual cash bonus plan, or commission plan, or (ii) continue to maintain any GFL Benefit Plan that is an annual cash bonus plan, or commission plan, in each case, for the year in which Closing occurs and for any other year as is necessary or appropriate to comply with Section 6.07(c), and the JV Company will pay, or will cause its Affiliate to pay, annual cash bonuses or commissions thereunder for the year in which Closing occurs based on actual performance of the Business, in a manner consistent with past practice and at such time as the JV Company or its applicable Affiliate historically paid such bonuses or commissions, or the date required by Section 409A of the Code.

(l)             Seller Parent agrees that each Business Employee who is located in the U.S. who is eligible for or is receiving short-term or long-term disability payments under an applicable GFL Benefit Plan as of the Closing shall remain eligible to receive such benefits (after satisfaction of the applicable elimination period) under the applicable GFL Benefit Plan during his or her period of disability or until he or she is no longer entitled to benefits under the terms of such plan; provided that any monetary Liability that is not paid by the participant or covered by insurance in respect of, arising out of, or resulting from, such coverage or benefits shall constitute Ongoing Employee Liabilities.

(m)            Solely with respect to a Continuing Employee’s employment with the JV Company or any of its Affiliates (including any Purchased Company or Purchased Subsidiary) on and following the Closing, Seller Parent shall not enforce against the JV Company or any of its Affiliates (including any Purchased Company or Purchased Subsidiary) or any Continuing Employee (i) any noncompetition provision under any Contract with any Continuing Employee that would prohibit such Continuing Employee from working for the JV Company or any of its Affiliates (including any Purchased Company or Purchased Subsidiary) in the Business; (ii) any confidentiality restrictions under any Contract with any Continuing Employee relating to such Continuing Employee’s, the JV Company’s, or its Affiliates’ (including any Purchased Company’s or Purchased Subsidiary’s) ability to use non-public, confidential, proprietary or trade secret information directly related to the Business; or (iii) any customer or client nonsolicitation or noninterference obligations under any Contract with any Continuing Employee related to the Business (collectively, the “Business Restrictive Covenant Obligations”). To the extent permitted to be unilaterally effectuated by Seller Parent under applicable Law without incurrence of additional Liability or obligation to any Continuing Employee or otherwise, Seller Parent hereby assigns, effective at Closing, all Business Restrictive Covenant Obligations to the JV Company, and the JV Company shall have the right, but not the obligation, to enforce such obligations (provided that, for the avoidance of doubt, the Business Restrictive Covenant Obligations so assigned shall only be those directly related to the Business and Seller Parent retains all similar obligations under any Benefit Plan (including those related in any respect to the Retained Business or Retained Companies)).

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(n)            Prior to the Closing, the Seller Parent shall use commercially reasonable efforts to cause a Purchased Company or Purchased Subsidiary to establish a separate 401(k) plan (the “Transferred 401(k) Plan”), health and welfare benefit plans, and a section 125 cafeteria plan (collectively, the “Transferred H&W Plans”) and other Employee Benefit Plans as determined appropriate by Seller Parent in good faith (collectively, the “Cloned Benefit Plans”), in each case, to be effective as of the Closing Date and be sponsored by a Purchased Company or Purchased Subsidiary for the benefit of eligible Continuing Employees. Seller Parent shall use commercially reasonable efforts to cause the Transferred 401(k) Plan and the Cloned Benefit Plans to mirror the substantive terms, conditions and costs of the corresponding GFL Benefit Plans in all material respects, where reasonably practicable, and to be administered by the same vendors providing services to such GFL Benefit Plans (or comparable vendors); provided that the Transferred 401(k) Plan shall not include any investments (or the option to invest) in employer securities and any reasonable changes to the cost or benefit structure of the Transferred H&W Plans due to changes in the covered participant population shall not constitute a failure to comply with this Section 6.07(n). Seller Parent shall use commercially reasonable efforts to ensure that each Cloned Benefit Plan is duly registered, where applicable, and complies, in all material respects, with applicable Laws and the terms of any applicable Collective Bargaining Agreement.

(o)            The applicable Purchased Company shall reimburse Seller Parent or its designated Affiliate for its unpaid, out-of-pocket costs and expenses for providing benefits to Business Employees under the GFL Benefit Plans, including cash bonuses, commissions or other cash incentive compensation, medical, workers’ compensation, disability, paid leave or similar claims (including incurred but not reported claims), employer matching, profit sharing or other employer contributions to any defined contribution plan, unused vacation or other paid time off, unpaid severance compensation or similar termination costs, or other compensation or benefits (other than equity compensation issued by Seller Parent) earned in respect of employment or other services to the Business (or termination thereof) during the period prior to the Closing pursuant to the applicable terms of the GFL Benefit Plans, in each case, that is not otherwise paid or reimbursed by insurance or participant contributions (“Reimbursable Employee Costs”).

(p)            This Section 6.07 shall be binding upon and inure solely to the benefit of each of the Parties, and nothing in this Section 6.07, expressed or implied, is intended nor shall be construed to confer upon any other Person any rights, claims, benefits or remedies of any nature whatsoever under or by reason of this Section 6.07. Without limiting the foregoing, no provision of this Section 6.07 will create any third-party beneficiary rights in any current or former employee of Seller Parent or any of its Affiliates, any Business Employees or any union (or similar employee representative body) or any other Person who is not a Party, including in respect of employment, continued employment or resumed employment, compensation, benefits or any other matter. Nothing in this Agreement shall be construed as establishing, amending or modifying any Collective Bargaining Agreement or benefit or compensation plan, program, policy, contract, agreement or arrangement.

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Section 6.08         Use of Certain Names. Upon the expiration or termination of the Trademark License Agreement (subject to transition periods, if any, set forth therein), the JV Company shall cause the Purchased Companies and the Purchased Subsidiaries to remove from their assets and properties all appearances of (a) the words “Green for Life”, “GFL Environmental”, “GFL”, “American Waste” or any variation, derivation, abbreviation or extension of any of the foregoing trademarks to the extent owned by Seller Parent or any of its Affiliates and (b) all other corporate names, brand names, trade names, trademarks, service marks, logos and trade dress (including the green color that is currently used by Seller Parent and its Affiliates on their trucks and other assets) owned by Seller Parent or any of its Affiliates, including those that are set forth on Schedule 6.08 ((a) and (b), collectively, the “Seller Marks”). Subject to the terms and conditions of the Trademark License Agreement, prior to the sale, transfer or other disposal of any assets of the Business to a third Person by the JV Company or any of its Subsidiaries (including the Purchased Companies and the Purchased Subsidiaries) after Closing, the removal of the Seller Marks from such assets shall be fully completed within a reasonable period of time following any such sale, transfer or other disposal, as mutually agreed to by the Parties in good faith. From and after the expiration or termination of the Trademark License Agreement, subject to any transition periods set forth therein, the JV Company shall not, and shall cause the Purchased Companies, the Purchased Subsidiaries and their respective Affiliates not to, use the Seller Marks and the JV Company acknowledges that it, its Affiliates, the Purchased Companies and the Purchased Subsidiaries have no rights whatsoever to use the Seller Marks, except in a manner that would constitute a “fair use” under applicable Law. Upon the expiration or termination of the Trademark License Agreement, but no later than thirty (30) days thereafter, the JV Company shall cause each Purchased Company and Purchased Subsidiary whose legal name contains a Seller Mark to take all actions necessary to change its legal name such that it does not include a Seller Mark. To the extent any such name change requires a filing with, or certificate or other instrument from, a Governmental Authority in order to be effective, the JV Company shall, and shall cause each such Purchased Company and Purchased Subsidiary to, make all such filings as soon as reasonably possible, and in any event within thirty (30) days after the expiration or termination of the Trademark License Agreement, and to use its commercially reasonable efforts to obtain as expeditiously as reasonably practicable all such certificates or instruments. The JV Company shall cause its Subsidiaries to, within ninety (90) days following the expiration or termination of the Trademark License Agreement, submit permit modifications to change the name of any Permits held by any Purchased Companies or Purchased Subsidiaries such that they do not identify Seller Parent or any of its Affiliates or otherwise contain any Seller Marks.

Section 6.09         Support Arrangements. With respect to each guaranty, letter of credit, indemnity, performance, surety bond or other credit support arrangement set forth on Schedule 6.09 (collectively, the “Support Arrangements”), (a) Buyers and Buyer Parent shall use their commercially reasonable efforts prior to the Closing to cooperate with Seller Parent and the JV Company to (i) obtain substitute credit support arrangements in replacement for the Support Arrangements and (ii) procure that Seller Parent and its Affiliates and, where applicable, their respective sureties or letter of credit issuers, be fully and unconditionally released from their respective obligations under the Support Arrangements, in form and substance reasonably satisfactory to Seller Parent, and (b) if the Parties are not successful, following the use of commercially reasonable efforts, in obtaining the complete and unconditional release of Seller Parent and its Affiliates from any such Support Arrangements as of the Closing (each such Support Arrangements until such time as such Support Arrangements is fully and unconditionally released, a “Continuing Support Arrangements”), then from and after the Closing, (i) the Parties shall continue to use commercially reasonable efforts to obtain promptly the full and unconditional release of Seller Parent and its Affiliates and, where applicable, their respective sureties or letter of credit issuers, from each Continuing Support Arrangement, (ii) the JV Company shall indemnify Seller Parent and its Affiliates for all Losses incurred by Seller Parent or any of its Affiliates in connection with each Continuing Support Arrangement, and (iii) the JV Company shall not, and shall cause the Purchased Companies and Purchased Subsidiaries not to, effect any amendments or modifications or any other changes to any Contracts or obligations to which any of the Continuing Support Arrangements relate that would increase, extend or accelerate the Liability of Seller Parent or any of its Affiliates under any Continuing Support Arrangements without Seller Parent’s prior written consent. Schedule 6.09 may be amended by Seller Parent from time to time during the Interim Period to add any additional Ordinary Course guaranty, letter of credit, indemnity, performance, surety bond or other credit support arrangement relating to the Business, and upon any such arrangement being added to Schedule 6.09 in accordance with the foregoing, such arrangement shall be deemed to be a Support Arrangement for all purposes of this Agreement; provided, that, Seller Parent shall promptly give written notice to Buyer Parent of such updated Schedule 6.09.

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Section 6.10         Tax Matters.

(a)            Tax Returns. Seller Parent shall have the exclusive right to prepare and file all Tax Returns of a Parent Group in its sole discretion (provided, however, for the avoidance of doubt, no election pursuant to Treasury Regulation Section 1.1502-76(b)(2)(ii) (or any similar election or ratable allocation of items under any corresponding provision of state, local, or non-U.S. Law) to rateably allocate items with respect to the Purchased Companies and the Purchased Subsidiaries may be made). The JV Company shall be responsible for preparation and filing of all other Tax Returns of the Purchased Companies and Purchased Subsidiaries required to be filed after the Closing Date; provided, however, with respect to any such Tax Return that relates to any Pre-Closing Tax Period or otherwise reflects any Retained Liabilities for Taxes for which any Seller Party is liable for under this Agreement, the JV Company shall provide a draft to Seller Parent of any such Tax Return as soon as reasonably practicable prior to filing such Tax Return for Seller Parent’s review, comment and approval (not to be unreasonably withheld, conditioned or delayed). With respect to the preparation of any such Tax Returns for applicable income Tax purposes, each Buyer and Seller Parent agree that all Tax deductions of the Purchased Companies and the Purchased Subsidiaries that each Buyer and Seller Parent agree are deductible for such income Tax purposes in the Pre-Closing Tax Period at a “more likely than not” (or higher) level of confidence, as finally determined for the purpose of the Final Closing Statement, arising as a result of or in connection with the consummation of the transactions contemplated by this Agreement or that otherwise reduce the Closing Purchase Price will be treated as allocable to the Pre-Closing Tax Period to the extent permitted by applicable Law. The Parties agree that, to the extent Treasury Regulations Section 1.1502-36 is applicable to Seller Parent, any JV Company Holder or any other member of a combined, consolidated or unitary group that includes Seller Parent, any JV Company Holder or any Affiliate thereof with respect to the sale of the Purchased Companies and the Purchased Subsidiaries pursuant to this Agreement, (x) Seller Parent (or the parent of the combined, consolidated or unitary group of which Seller Parent and JV Company Holders are a member) shall not make an election or elections pursuant to Treasury Regulations Sections 1.1502-36(d)(6)(i)(A) and 1.1502-36(e)(5) to reduce all or any portion of Seller Parent’s (or the applicable JV Company Holder’s) basis in the stock of the Purchased Companies or an election pursuant to Treasury Regulations Sections 1.1502-36(d)(6)(i)(B) to reattribute all or any portion of the Purchased Companies’ or the Purchased Subsidiaries’ attribute reduction amount, and (y) the Purchased Companies and Purchased Subsidiaries shall reduce, to the extent of the attribute reduction amount (including any portion in excess of a specified amount), the basis of the Purchased Companies’ (and, as applicable, the Purchased Subsidiaries’) operating assets or the attributes of the Purchased Companies or the Purchased Subsidiaries, as required under Treasury Regulations Section 1.1502-36(d).

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(b)            Tax Controversies.

(i)           Seller Parent shall control in its sole discretion all matters, disputes and Proceedings relating to Taxes or Tax Returns of a Parent Group.

(ii)          With respect to any Tax matter, dispute, or Proceeding, other than a Tax matter, dispute, or Proceeding described in Section 6.10(b)(i), the JV Company and the Purchased Companies and Purchased Subsidiaries, on one hand, and the JV Company Holders and Seller Parent, on the other hand, shall after the Closing Date promptly notify each other upon the commencement, or receipt of any notice or other communication, of any such dispute, claim, assessment, audit, action, suit, proceeding, examination, or investigation with respect to Taxes of the Purchased Companies or the Purchased Subsidiaries for any Pre-Closing Tax Period or other Taxes for which the other could reasonably be expected to be responsible hereunder (a “Tax Contest”), and shall promptly cause such notice or other communication to be forwarded to the other. The “Controlling Party” means (i) the JV Company Holders or the Seller Parent for any Tax Contest that relates to taxable periods ending on or before the Closing Date and (ii) the JV Company for all other Tax Contests, and the “Non-Controlling Party” means the other Party in each case. The Controlling Party shall control the applicable Tax Contests and shall keep the Non-Controlling Party reasonably informed of the progress of any Tax Contest, shall allow the Non-Controlling Party to reasonably participate (at the Non-Controlling Party’s expense) in the Tax Contest, and shall not settle or compromise the Tax Contest without obtaining the Non-Controlling Party’s prior written consent, which shall not be unreasonably withheld, conditioned or delayed.

(c)            Transfer Taxes. The Buyers shall be responsible for and shall timely pay all transfer, documentary, sales, use, stamp, registration and other similar Taxes, and any conveyance fees or recording charges incurred in connection with the transactions contemplated by this Agreement, including the Pre-Closing Transactions but excluding the provision of services under the Services Agreement, which shall be governed by the terms thereof, except to the extent of any goods and services or harmonized sales taxes imposed in Canada (or any equivalent Taxes of any province or territory in Canada) that is collectible from a Person that is entitled to an input tax credit in respect of such Taxes (collectively, “Transfer Taxes”); provided, however, that the Buyers (and any of their Affiliates, including the Purchased Companies and Purchased Subsidiaries after the Closing) shall not be responsible for, or pay, any Transfer Taxes (including Transfer Taxes resulting from the Pre-Closing Transactions) in excess of $2,000,000 (the “Transfer Tax Limit”). If any Seller Party is required by applicable Law to remit any portion of the Transfer Tax, then (i) if such Transfer Taxes are not in excess of the Transfer Tax Limit, the Buyers shall pay such portion of the Transfer Tax to the applicable Seller Party for purposes of remittance to the appropriate Governmental Entity, and (ii) if such Transfer Taxes are in excess of the Transfer Tax Limit, the applicable Seller Party shall pay such portion of the Transfer Tax in excess of the Transfer Tax Limit to the appropriate Governmental Entity; provided, in each case, the paying Party shall notify the non-paying Party in writing within three (3) days before the payment of any such amount payable by the paying Party. If the JV Company or any of Purchased Companies or Purchased Subsidiaries is required by applicable Law to remit any portion of the Transfer Tax, then (i) if such Transfer Taxes are not in excess of the Transfer Tax Limit, the Buyers shall pay such portion of the Transfer Tax to the JV Company or the applicable Purchased Company or Purchased Subsidiary for purposes of remittance to the appropriate Governmental Entity, and (ii) if such Transfer Taxes are in excess of the Transfer Tax Limit, the applicable Seller Party shall pay such portion of the Transfer Tax in excess of the Transfer Tax Limit to the JV Company or the applicable Purchased Company or Purchased Subsidiary for purposes of remittance to the appropriate Governmental Entity; provided, in each case, the paying Party shall notify the non-paying Party in writing within three (3) days before the payment of any such amount payable by the paying Party. The Parties shall use commercially reasonable efforts to cooperate and work in good faith, in each case, to the extent requested by the other Party, to reduce or eliminate, to the extent permitted under applicable Laws, any such Transfer Tax that may otherwise be payable. The JV Company shall be responsible for preparing and filing any necessary Tax Returns with respect to such Transfer Taxes, and Seller Parent shall, and shall cause its Affiliates to, cooperate to the extent reasonably requested in connection with the preparation and filing of such Tax Returns, including, if required by applicable Law, joining in the execution of any such Tax Returns.

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(d)            Cooperation. After the Closing, Seller Parent, the JV Company and Buyers shall cooperate (and cause their employees, agents and Affiliates to cooperate) with each other and each other’s agents, including accounting firms and legal counsel, to the extent reasonably requested by the other Party in connection with Tax matters relating to the Purchased Companies or the Purchased Subsidiaries. Such cooperation shall include making non-privileged information and documents in its possession available to the other Parties, to the extent reasonably pertinent and necessary in connection with such Tax matters and making employees available on a mutually convenient basis to provide additional information and explanation with respect to such records and information. The Parties shall use commercially reasonable efforts to retain all Tax Returns, schedules and workpapers, and all material records and other documents relating thereto, in each case, with respect to the Purchased Companies or the Purchased Subsidiaries, until the expiration of the applicable statute of limitations (including, to the extent notified by any Party, any extension thereof) of the Tax period to which such Tax Returns and other documents and information relate. Any information or documents provided under this Section 6.10(d) shall be kept confidential by the Party receiving such information or documents, except as necessary in connection with the filing of Tax Returns or in connection with Proceedings relating to Taxes.

(e)            Allocation. The Parties agree to allocate (i) the Closing Cash Consideration and the Adjustment Amount, if any (and any other amounts treated as consideration for U.S. federal income tax purposes, including any Net Debt Financing Proceeds payable to GFL HoldCo and the JV Company Seller) to each JV Company Holder in accordance with the Consideration and Transfer Schedule and (ii) the portion of the Closing Cash Consideration and the Adjustment Amount, if any (and any such other amounts treated as consideration for U.S. federal income tax purposes, including any Net Debt Financing Proceeds payable to GFL HoldCo and the JV Company Seller) allocated to each JV Company Holder further among the Purchased Equity Interests of such JV Company Holder and further the portion allocated to the Purchased Equity Interests of any Purchased Company (other than any such Purchased Company that is treated as a corporation for U.S. federal income tax purposes) among the assets of such Purchased Company and each Purchased Subsidiary thereof (other than any Purchased Subsidiary that is treated as a corporation for U.S. federal income tax purposes or any Subsidiary thereof), in each case, in accordance with applicable Tax Law and the methodology set forth on Schedule 6.10(e) (the “Purchase Price Allocation”). The Parties intend that none of Buyers or their respective Affiliates will be deemed to receive a payment from the JV Company Holders in exchange for assuming any deferred revenue of the Purchased Companies or the Purchased Subsidiaries. Within ninety (90) days after the Adjustment Amount is finally determined pursuant to Section 1.07, the JV Company shall prepare and deliver to Seller Parent a draft Purchase Price Allocation consistent with the foregoing for Seller Parent’s review, comment, and consent. If Seller Parent disagrees with such draft Purchase Price Allocation, then it shall, within thirty (30) days of receipt of such draft Purchase Price Allocation, provide to the JV Company written notice of its objection and the reasons therefore, in which event the JV Company and Seller Parent shall endeavor in good faith to agree upon an allocation schedule; provided if the JV Company and Seller Parent cannot resolve such objection with thirty (30) days of the JV Company’s receipt of such written notice of objection then the item in question shall be resolved by the Accounting Auditor in accordance with Section 1.07, mutatis mutandis (the draft Purchase Price Allocation as finalized pursuant to this Section 6.10(e), the “Finalized Purchase Price Allocation”). The Parties shall each file their Tax Returns (and IRS Form 8594, if applicable) on the basis of such Finalized Purchase Price Allocation and no Party shall thereafter take a Tax Return position or any other position for applicable Tax purposes that is inconsistent with such Finalized Purchase Price Allocation unless otherwise required pursuant to a final “determination” as defined in Section 1313 of the Code or any similar Canadian federal or provincial Law; provided, however, that this Section 6.10(e) shall not prevent the Parties or any of their respective Affiliates from settling, or require any of them to litigate, any challenge, adjustment, proposed deficiency, suit or other Proceeding by a Governmental Authority with respect to the Finalized Purchase Price Allocation.

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(f)             Post-Closing Actions. Unless expressly contemplated by this Agreement, after the Closing, the Buyers and the JV Company shall not, and shall cause their respective Affiliates (including, for the JV Company, the Purchased Companies and the Purchased Subsidiaries) not to, (a) make, change or revoke any Tax election with respect to the Purchased Companies or the Purchased Subsidiaries with respect to, or that has retroactive effect to, any Pre-Closing Tax Period, (b) enter into a voluntary disclosure or similar agreement with respect to the Purchased Companies or the Purchased Subsidiaries with, or otherwise voluntarily disclose information with respect to the Purchased Companies or the Purchased Subsidiaries to, a taxing authority with respect to a Pre-Closing Tax Period, (c) file any Tax Returns for a Pre-Closing Tax Period in a manner inconsistent with past practices or in a jurisdiction where any Purchased Company or any Purchased Subsidiary has not historically filed Tax Returns, (d) amend any Tax Returns with respect to the Purchased Companies or the Purchased Subsidiaries with respect to any Pre-Closing Tax Period, in each case, without the prior written consent of Seller Parent (such consent not to be unreasonably conditioned, delayed or withheld; it being understood that it would be unreasonable to withhold such consent if the Purchased Companies or Purchased Subsidiaries are required by applicable Law to take any of the aforementioned actions); provided, further, that, in addition to the foregoing, Buyers and the JV Company shall not, and shall cause their respective Affiliates (including, for the JV Company, the Purchased Companies and Purchased Subsidiaries) not to, at any point after the Closing, (i) make any entity classification election pursuant to Treasury Regulations Section 301.7701-3 with respect to any of the Purchased Companies or the Purchased Subsidiaries, which election would be effective on or prior to the Closing Date or (ii) take any action or enter into any transaction after the Closing on, or effective as of, the Closing Date that is outside the ordinary course of business with respect to any of the Purchased Companies or the Purchased Subsidiaries, in each case, without the prior written consent of Seller Parent (such consent not to be unreasonably conditioned, delayed or withheld). After the Closing, the JV Company shall make, or shall cause its applicable Affiliates (including the Purchased Companies and the Purchased Subsidiaries) to make, upon the request of Seller Parent, the US BidCo CTB Election or Purchased Companies CTB Elections.

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(g)            Allocation of Straddle Period Taxes. For purposes of this Agreement, Taxes with respect to any Straddle Period shall (i) in the case of real property, personal property and other similar ad valorem Taxes, be prorated between the portion of such Straddle Period ending on the Closing Date and the portion of such Straddle Period beginning on the day after the Closing Date based on the relative number of days in each such portion and (ii) in the case of other Taxes, be allocated between the portion of such Straddle Period ending on the Closing Date and the portion of such Straddle Period beginning on the day after the Closing Date based on a hypothetical closing of the books as of the end of the Closing Date (and for such purpose, the taxable period of any partnership or other pass-through entity in which any Purchased Company or Purchased Subsidiary holds a beneficial interest or, if such Purchased Company or Purchased Subsidiary is itself a partnership or other pass-through entity, then the taxable period of such Purchased Company or Purchased Subsidiary, as applicable, shall be deemed to terminate at such time), including by assuming that all non-U.S. income taxes that would be payable if the relevant Tax period ended as of the end of the Closing Date were accrued for as of the end of the Closing Date. To the extent any Purchased Company or Purchased Subsidiary is a “United States shareholder” (as defined in Section 951 of the Code) in any “controlled foreign corporations” (as defined in Section 957 of the Code), (i) the taxable period of any such controlled foreign corporation shall be deemed to terminate as of the end of the Closing Date and (ii) any Taxes of such Purchased Company or Purchased Subsidiary resulting therefrom with respect to any “subpart F income” (as defined in Section 952 of the Code) or “global intangible low-taxed income” (as defined in Section 951A of the Code) shall be computed in accordance with the pro rata rules of Section 951(a)(2) of the Code. To the extent relevant for applicable income Tax purposes, the Parties agree that any items of income, gain, loss, and deduction of the JV Company arising prior to the Closing and pursuant to the Pre-Closing Transactions shall be allocated by the JV Company to the JV Company Holders under Section 706 of the Code.

(h)            Disclosure Requirements. If, at any time after the Closing Date, any of Buyers or Seller Parent determines, or becomes aware that an “advisor” (as is defined for purposes of section 237.3 or section 237.4 of the Income Tax Act (Canada)) has determined, that the transactions contemplated by this Agreement are subject to the reporting requirements under section 237.3 or the notification requirements under section 237.4 of the Income Tax Act (Canada), including as a result of any future amendments or proposed amendments to such provisions (in this Section 6.10(h), the “Disclosure Requirements”), Buyers or Seller Parent, as the case may be, will promptly inform the other Party of its intent, or its advisor’s intent, to comply with the Disclosure Requirements and the Parties will cooperate with respect to preparing and filing the applicable information returns or notifications. In the event that, following such cooperation, it is ultimately determined that any Party is required to file any applicable information return, notification or disclosure in accordance with the Disclosure Requirements (in this Section 6.10(h), in each case, a “Mandatory Disclosure”), each Party required to file a Mandatory Disclosure (in this Section 6.10(h), a “Disclosing Party”) shall submit to the other Party a draft of such Mandatory Disclosure at least 30 days before the date on which such Mandatory Disclosure is required by Law to be filed, and such other Party shall have the right to make reasonable comments or changes on such draft by communicating such comments or changes in writing to the Disclosing Party at least 15 days before the date on which such Mandatory Disclosure is required by Law to be filed. The Disclosing Party shall consider in good faith any such comments or changes proposed by the other Party and shall incorporate such comments or changes which the Disclosing Party determines are reasonable and in accordance with Law.

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(i)             Tax Sharing Agreements. All Tax sharing or similar agreements with respect to any Purchased Company or Purchased Subsidiary, on the one hand, and Seller Parent, the Seller Parties and any Affiliates thereof (other than the Purchased Companies and Purchased Subsidiaries) on the other hand, but excluding, for the avoidance of doubt, this Agreement, the Ancillary Agreements and any other written commercial agreement entered into in the ordinary course of business and not primarily related to Taxes, shall be terminated as of the Closing Date and, after the Closing Date, neither any Purchased Company nor any Purchased Subsidiary shall be bound thereby or have any liability thereunder.

(j)             Intended Tax Treatment. The Parties agree that:

(i)            For Canadian tax purposes, the Pre-Closing Transactions set forth on Schedule 6.10(j) are intended to be treated as set forth thereon, and the Parties shall file all Tax elections as set forth thereon to give effect to such intended treatment; and

(ii)          for U.S. federal and applicable state and local income tax purposes, the Pre-Closing Transactions contemplated hereby shall be treated as follows:

(A)            To the extent that US BidCo makes an entity classification election to be treated as a corporation for U.S. federal income tax purposes effective prior to the Pre-Closing BidCo Exchanges (which election shall be made at the sole discretion of Seller Parent) (the “US BidCo CTB Election”) and the Pre-Closing Transactions are intended to be treated other than as a “reorganization” within the meaning of Section 368 of the Code: (i) the borrowing of the Senior Debt Financing Proceeds by US Merger Sub, the Merger and the applicable Pre-Closing BidCo Exchanges shall be treated as a borrowing of the relevant portion of the Senior Debt Financing Proceeds by US BidCo followed by the acquisition by US BidCo of the assets and equity acquired by US BidCo in the Pre-Closing BidCo Exchanges in a transaction governed by Section 1001 of the Code; (ii) each of the First US Contributions and the First Push-Down Contribution shall be treated as a transaction governed by Section 351 of the Code, (iii) the Second US Contributions shall be treated as a transaction governed by Section 721(a) of the Code and (iv) the Second Push-Down Contributions shall be disregarded; or

(B)            To the extent that certain Purchased Companies or Purchased Subsidiaries transferred by GFL HoldCo or American Waste, Inc. make entity classification elections to be treated as disregarded entities for U.S. federal income tax purposes effective at least one (1) day after the First US Contributions (which elections shall be made at the sole discretion of Seller Parent) (the “Purchased Companies CTB Elections”) and certain of the Pre-Closing Transactions are intended to be treated as a “reorganization” within the meaning of Section 368 of the Code: (i) the borrowing of the Senior Debt Financing Proceeds by US Merger Sub, the Merger, the applicable Pre-Closing BidCo Exchanges and the applicable First US Contributions shall be treated as a borrowing of the relevant portion of the Senior Debt Financing Proceeds by US HoldCo followed by the acquisition by US HoldCo of the assets acquired by US HoldCo from GFL HoldCo or American Waste, Inc. in the Pre-Closing BidCo Exchanges and the First US Contributions in a transaction that is treated as a “reorganization” within the meaning of Section 368(a)(1)(D) of the Code, with the receipt of any cash attributable to the Senior Debt Financing Proceeds received by GFL HoldCo in the Pre-Closing BidCo Exchange treated as “boot”, and this Agreement shall constitute a “plan of reorganization” within the meaning of Sections 354, 361, and 368 of the Code and Treasury Regulations promulgated thereunder (including Treasury Regulation Sections 1.368-2(g) and 1.368-3(a)); (ii) the First US Contributions with respect to WCA Waste Systems, Inc. shall be treated as a transaction governed by Section 351 of the Code; (iii) the Second US Contributions shall be treated as a transaction governed by Section 721(a) of the Code; and (iv) each of the First Push-Down Contribution and the Second Push-Down Contributions shall be disregarded (each of the transactions described in this Section 6.10(j), collectively, the “Intended Tax Treatment”); and

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(iii)            For U.S. federal and applicable state and local income tax purposes, the Purchase and Sale shall be treated as the purchase and sale of partnership interests in the JV Company from the JV Company Seller by Buyers pursuant to Section 741 of the Code.

Each of the Parties shall, and shall cause their Affiliates to file all Tax Returns in a manner consistent with the foregoing Intended Tax Treatment, unless otherwise required by a “determination” within the meaning of Section 1313(a) of the Code (or any corresponding provision of state, local or other Tax Law). To the extent not already in effect, the JV Company shall make an election under Code Section 754 on its U.S. federal income tax return for the tax period that includes the Closing Date (and shall make any corresponding election for state and local income tax purposes).

(k)            Tax Refunds. The JV Company shall, or shall cause the applicable Purchased Company or Purchased Subsidiary to, pay to the JV Company Holders any refunds (or credits in lieu of a refund) of Taxes of the Purchased Companies or the Purchased Subsidiaries that relate to a Pre-Closing Tax Period, plus any interest received with respect thereto from an applicable Governmental Authority, other than any Purchaser Tax Refund (any refund (or credit in lieu of a refund) payable to JV Company Holders, a “Seller Refund”). Any Seller Refunds payable to the JV Company Holders pursuant to this Section 6.10(k) shall be paid to the JV Company Holder that transferred the applicable Purchased Equity Interests of the Purchased Company (or the Purchased Subsidiary thereof) to which such Seller Refund is attributable. In furtherance of the foregoing, the JV Company shall cause the Purchased Companies and Purchased Subsidiaries (or other relevant entity) to use their commercially reasonable efforts to take such actions as are reasonably requested by the JV Company Holders to obtain any refund or credit to which the JV Company Holders are entitled under this Section 6.10(k); provided, that the Buyers and the JV Company (and the Purchased Companies and Purchased Subsidiaries) shall not be required to take any actions that would result in adverse consequences or unreimbursed out-of-pocket costs to the Buyers, the JV Company, the Purchased Companies, or the Purchased Subsidiaries. The JV Company shall, or shall cause the applicable Purchased Company or Purchased Subsidiary to, promptly (and shall use commercially reasonable efforts to, within ten (10) days), upon receipt (or utilization of a credit to offset Taxes otherwise payable) of a Seller Refund, make payment to the JV Company Holders of any such Seller Refund, plus any interest received with respect thereto from an applicable Governmental Authority, net of any reasonable, documented costs or Taxes incurred by the Buyers, JV Company, the Purchased Companies or the Purchased Subsidiaries in obtaining or paying over such refunds or credits. Buyers, the JV Company and Seller Parent shall (and shall cause their respective Affiliates to) treat payments made pursuant to this Section 6.10(k) as adjustments to the Closing Purchase Price to the fullest extent permitted by applicable Law. This Section 6.10(k) shall not apply to a refund received by or credited to the account of a Purchased Company or Purchased Subsidiary in respect of any period ending on or prior to the Closing Date to the extent such refund arises as a result of the carry-back of a loss arising in a period (or portion thereof) beginning after the Closing Date pursuant to section 111 of the Income Tax Act (Canada) or the equivalent provisions of applicable Law of a province or other jurisdiction. The JV Company Holders shall repay to the JV Company or the applicable Purchased Company or Purchased Subsidiary any amount of refunds paid over to the applicable JV Company Holder under this Section 6.10(k) that are clawed-back and required to be returned to the applicable taxing authority.

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Section 6.11         Further Assurances; Post-Closing Transfers; Wrong Pockets.

(a)            Each Party agrees that, from time to time after the Closing, it will execute and deliver, or cause its respective Affiliates to execute and deliver, such further instruments, and take (or cause their respective Affiliates to take) such other action, as may be reasonably necessary to carry out the purposes and intents of this Agreement.

(b)            In the event that at any time or from time to time after the Closing Date, any Retained Company receives or otherwise possesses any Transferred Asset or other property or asset that should belong to a Purchased Company or a Purchased Subsidiary pursuant to this Agreement or any Ancillary Agreement, Seller Parent shall promptly transfer, or cause to be transferred, such asset or property to the JV Company, or any Purchased Company or Purchased Subsidiary, as directed in the sole discretion of the JV Company, for no additional consideration and net of the Retained Companies’ out-of-pocket costs to effectuate such transfer. Prior to any such transfer, the applicable Retained Company shall hold such asset in trust for the benefit of the JV Company and its Subsidiaries, including the Purchased Companies and the Purchased Subsidiaries. In the event that at any time or from time to time after the Closing Date, the JV Company or any of its Subsidiaries, including Purchased Companies and the Purchased Subsidiaries, receives or otherwise possesses any Retained Asset or other property or asset that relates to the Retained Businesses or should belong to any of the Retained Companies pursuant to this Agreement or any Ancillary Agreement, the JV Company shall promptly transfer, or cause to be transferred, such asset to the appropriate Retained Company, designated by Seller Parent, for no consideration and net of the JV Company’s out-of-pocket costs to effectuate such transfer. Prior to any such transfer, the JV Company shall, or shall cause its applicable Subsidiary to, hold such asset in trust for the benefit of Seller Parent and the Retained Companies.

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(c)            Without limiting the generality of Section 6.11(b), (i) if the JV Company or any Affiliate of the JV Company (including, for the avoidance of doubt, the Purchased Companies and the Purchased Subsidiaries) receives any payment with respect to any of the Retained Assets after the Closing Date, the JV Company shall, or shall cause its applicable Affiliate to, promptly remit (or cause to be promptly remitted) such funds to Seller Parent to the extent related to such Retained Asset, and Seller Parent shall cause the JV Company to be reimbursed for its reasonable third-party expenses incurred in connection therewith, or (ii) if Seller Parent or any Affiliate of Seller Parent (including, for the avoidance of doubt, the Retained Companies) receives any payment with respect to the Business after the Closing Date (including any Transferred Asset, Purchased Company or any Purchased Subsidiary, but excluding any payment with respect to any (w) Retained Asset, (x) Retained Liability, (y) Support Arrangement or any other assets retained by Seller Parent or its Affiliates or (z) any item to the extent taken into account as a reduction in the calculation of the Closing Purchase Price), the Seller Parent agrees to promptly remit (or cause to be promptly remitted) such funds to the JV Company or any Purchased Company or Purchased Subsidiary (as applicable), as directed in the sole discretion of the JV Company, to the extent related to Business, and the JV Company shall cause Seller Parent to be reimbursed for its reasonable third-party expenses incurred in connection therewith.

(d)            In the event that at any time or from time to time after the Closing Date, the Retained Companies incur or otherwise have retained any Transferred Liability or other Liability in respect of the Business or the ownership or operation of the Purchased Companies or the Purchased Subsidiaries (other than (i) Retained Liabilities or (ii) the obligations of Seller Parent or any of its Affiliates under this Agreement or any other agreements or documents expressly contemplated hereby), Seller Parent shall promptly transfer, or cause to be transferred, such Liability to the JV Company or any Purchased Company or Purchased Subsidiary, as directed in the sole discretion of the JV Company, and the JV Company shall (x) accept and assume, or cause such Purchased Company or Purchased Subsidiary to accept and assume, such Liability and (y) indemnify Seller Parent and its Affiliates for any Liabilities paid or incurred by the Retained Companies with respect to such Liability; provided, that the JV Company’s and the Purchased Company’s and Purchased Subsidiary’s obligations to indemnify Seller Parent and its Affiliates pursuant to this Section 6.11(d) in respect of any of the Transferred Liabilities described in Section 1.03(c)(v) shall terminate on the date that is ninety (90) days following the statute of limitations period applicable to the particular matter that is the subject of such Transferred Liability. In the event that at any time or from time to time after the Closing Date, the JV Company or any of its Affiliates, including the Purchased Companies and the Purchased Subsidiaries, incur or otherwise have been transferred any Retained Liability, the JV Company shall, or shall cause or its applicable Affiliate to, promptly transfer, or cause to be transferred, such Liability to the appropriate Retained Company, designated by Seller Parent, and Seller Parent shall, or cause such designated Retained Company to, accept and assume such Liability and indemnify the JV Company for any amounts paid by the JV Company or any of its Affiliates, including the Purchased Companies and the Purchased Subsidiaries, with respect to such Retained Liability; provided, that Seller Parent’s obligations to indemnify the JV Company pursuant to this Section 6.11(d) in respect of any of the Retained Liabilities described in Section 1.03(e)(ii) shall terminate on the date that is ninety (90) days following the statute of limitations period applicable to the particular matter that is the subject of such Retained Liability.

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(e)            Notwithstanding anything to the contrary in this Agreement, on and following the date of this Agreement (and, for the avoidance of doubt, following the Closing Date), Seller Parent shall use its commercially reasonable efforts to (w) deliver the 2024 Audit to the Buyers, (x) deliver to the Buyers unaudited balance sheet information, and related consolidated statements of income or operations, stockholders’ equity and cash flows, of the Purchased Companies as of each fiscal quarter ending after September 30, 2024 and at least 30 days prior to the Closing Date and (y) assist the Buyers and their advisors (which shall include making available to Buyers, on a customary and reasonable basis and upon reasonable notice, appropriate personnel, including Representatives of Seller Parent) in connection with preparing any audited or unaudited financial statements of the Purchased Companies in respect of any period occurring prior to the Closing Date, together with all documents and information related thereto, in each case, as may be reasonably requested by Buyers and at Buyers’ sole cost and expense.

Section 6.12         Restrictive Covenants.

(a)            Seller Parent hereby agrees that, during the period commencing on the Closing Date and expiring on the eighteen month anniversary of the GFL Exit Date (such period, the “Restricted Period”), Seller Parent shall not, and shall cause its Subsidiaries not to, directly or indirectly, without the JV Company’s prior written consent, solicit for hire or engagement, or hire or engage, any Business Employee; provided, however, that the foregoing solicitation restriction shall not prohibit Seller Parent or its Affiliates from soliciting for hiring or engagement or hiring or engaging any Business Employee (i) who responds to any broadly disseminated general advertisements for employment not specifically directed at Business Employees, or (ii) whose employment with the JV Company or any of its Subsidiaries has been terminated for a period of at least six (6) months prior to the date of any such solicitation or the commencement of employment discussions with such person.

(b)            During the Restricted Period, each Buyer and the JV Company shall not, and shall cause its respective Subsidiaries not to, directly or indirectly, without Seller Parent’s prior written consent, solicit for hire or engagement, or hire or engage, any GFL Employee; provided, however, that the foregoing solicitation restriction shall not prohibit any Buyer, the JV Company or any of their respective Affiliates from soliciting for hiring or engagement or hiring or engaging any such GFL Employee (i) who responds to any broadly disseminated general advertisements for employment not specifically directed at GFL Employees, or (ii) whose employment with Seller Parent or its Affiliates has been terminated for a period of at least six (6) months prior to the date of any such solicitation or the commencement of employment discussions with such person.

(c)            Each of the Parties acknowledges and agrees that irreparable damage would occur in the event of a violation of the provisions of Section 6.12(a) or Section 6.12(b), respectively. Each of Seller Parent and Buyers further acknowledges and agrees that the agreements contained in Section 6.12(a) and Section 6.12(b), respectively, are an integral part of the Transaction and that, without these agreements, none of Buyers or Seller Parent would enter into this Agreement. If, at the time of enforcement of the covenants contained in Section 6.12(a) or Section 6.12(b) (collectively, the “Restrictive Covenants”), a court or arbitrator shall hold that the duration of the Restricted Period or scope restrictions of the Restrictive Covenants are unreasonable or otherwise unenforceable under circumstances then existing, each of the Parties agrees that such court or arbitrator shall be entitled to amend and substitute the Restricted Period or scope as it determines is enforceable under such circumstances for the stated duration or scope in the Restrictive Covenants and that, in such case, the court or arbitrator shall be allowed and directed to revise the Restrictive Covenants to cover the maximum period and scope permitted by Law. Each of the Parties expressly acknowledges the Restrictive Covenants are reasonable and valid in all respects and irrevocably waives (and irrevocably agrees not to raise) as a defense any issue of reasonableness.

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(d)            The Parties agree and acknowledge that (i) the Restrictive Covenants are integral to this Agreement, (ii) no portion of the Purchase Price is allocable to, and no proceeds are received or receivable by the JV Company Seller or Seller Parent for granting the Restrictive Covenants for the benefit of any of Buyers or their respective Affiliates and (iii) such Restrictive Covenants have been granted to maintain or preserve the fair market value of the Transferred JV Interests.

Section 6.13         Insurance.

(a)            From and after the Closing Date, upon written request of the JV Company, Seller Parent shall, at the JV Company’s cost, use commercially reasonable efforts to pursue claims or claim benefits from or under (and in each case in accordance with), any of Seller Parent’s or its Affiliates’ insurance policies in effect on or prior to the Closing Date that cover any of the Purchased Companies, the Purchased Subsidiaries or the Business with respect to any claim, basis for claim, act, omission, event, circumstance, occurrence, injury, damage or loss that occurred or existed prior to the Closing Date that relates to the Purchased Companies, the Purchased Subsidiaries or the Business and which would be covered under such insurance policies (a “Pre-Closing Date Event”).

(b)            In connection with any pursuit by or on behalf of the JV Company of insurance benefits or coverage permitted by this Section 6.13:

(i)            Seller Parent and the JV Company shall reasonably cooperate with one another in pursuing all such claims, provided that the JV Company shall be solely responsible for notifying Seller Parent with respect to such claims and the JV Company and its Affiliates shall be solely responsible for complying with all conditions for such claims (including with respect to pursuit and collection). In addition, Seller Parent shall (A) pursue (provided that in no event shall Seller Parent have any obligation hereunder to commence or threaten litigation against any insurance carrier with respect to such claims) or (B) at the election of Seller Parent in its sole discretion, to the extent assignable and permitted under the applicable insurance policy, assign to the JV Company or the applicable insurer any rights of recovery against third parties with respect to Pre-Closing Date Events for which a claim is made (including the right to commence or threaten litigation against any insurance carrier with respect to such claims) and shall cooperate with the JV Company (at the JV Company’s cost) with respect to the pursuit of such assigned rights; provided that none of the JV Company or its Affiliates will, without the written consent of Seller Parent, amend, modify or waive any rights of Seller Parent or any of its Affiliates under any such insurance policy;

(ii)          Seller Parent shall have the right but not the duty to monitor or provide input with respect to coverage claims or requests for benefits asserted by or on behalf of the JV Company (as applicable) under the relevant insurance policies, including the coverage positions and arguments asserted therein; and

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(iii)         The JV Company shall exclusively bear and be liable (and neither Seller Parent nor any of its Affiliates shall have any obligation to repay or reimburse Buyers or the JV Company) for all deductibles and retentions and uninsured, uncovered, unavailable or uncollectible amounts relating to or associated with such claims.

(c)            This Agreement shall not be considered as an attempted assignment of any policy of insurance or as a contract of insurance, and nothing in this Agreement is intended to waive or abrogate in any way Seller Parent’s, any Seller’s, any of their respective Affiliates’ or any of the JV Company’s own rights to insurance coverage for any liability, whether relating to Seller Parent or any of its Affiliates or the JV Company or otherwise. Subject to the foregoing provisions of this Section 6.13, Seller Parent and its Affiliates will retain the exclusive right to control all of their respective insurance policies, including the right to exhaust, settle, release, commute, buy-back or otherwise resolve disputes with respect to any of such insurance policies and to amend, modify or waive any rights under any such insurance policies.

(d)            Subject to the foregoing provisions of this Section 6.13, from and after the Closing Date (a) the Purchased Companies, the Purchased Subsidiaries, as applicable, and the Business shall cease to be insured by, have access or availability to, be entitled to make claims on, be entitled to claim benefits or seek coverage under, any of Seller Parent’s or its Affiliates’ insurance policies or any of their self-insured programs and (b) the JV Company shall be solely responsible for obtaining or providing insurance coverage for the Purchased Companies, the Purchased Subsidiaries, as applicable, and the Business for any event or occurrence after the Closing sufficient to comply with any and all of the contractual and statutory obligations of the Purchased Companies, the Purchased Subsidiaries, as applicable, and the Business.

(e)            Nothing in this Section 6.13, will be construed to alter or limit in any way the indemnity obligations of the Parties, including those in this Agreement or any other Ancillary Agreement.

Section 6.14         Confidentiality. Following the Closing, Seller Parent shall, and shall cause its Subsidiaries and their respective representatives to, treat all non-public information and trade secrets relating to the Business, and each Buyer and the JV Company shall, and shall cause its respective Affiliates and their respective representatives to, treat all non-public information and trade secrets relating to any Retained Businesses, in each case, obtained by such Party in connection with the Transaction, as confidential, preserve the confidentiality thereof, and not use such information or trade secrets for any reason or purpose whatsoever or disclose such information or trade secrets to any Person unless such information or trade secret is (a) now or hereafter disclosed, through no act or omission of any of Seller Parent, Buyers, the JV Company, their respective Affiliates or their respective representatives in breach of this Agreement, in a manner making it available to the general public, or (b) required by applicable Law to be disclosed. If the disclosure of such information or trade secrets is required by applicable Law by Seller Parent or any of its Affiliates or their respective representatives, on the one hand, or any of Buyers, the JV Company or their respective Affiliates or their respective representatives, on the one hand, such Party shall, and shall cause its Affiliates and representatives to, (i) cooperate with and provide the other Party an opportunity to object to the disclosure and shall, to the extent legally permissible, give the other Party as much prior written notice as is possible under the circumstances, (ii) only disclose such information or trade secrets as is required by applicable Law to be disclosed and (iii) use their respective commercially reasonable efforts to obtain reliable assurance that confidential treatment will be accorded to any such information or trade secrets so disclosed. Notwithstanding anything to the contrary in this Agreement or in any Confidentiality Agreement, (x) the parties are permitted to disclose the tax treatment of the transactions contemplated in this Agreement to the extent necessary to prevent any such transaction to become, or to become part of a series of transactions that includes, a “reportable transaction” as defined in subsection 237.3(1) of the Income Tax Act (Canada) and any comparable provision of provincial law and (y) Buyers shall be permitted to disclose any information to the Debt Financing Parties, rating agencies and prospective lenders and investors in connection with the arrangement or syndication of the Equity Financing or Debt Financing subject to each prospective recipient’s entering into customary confidentiality undertakings with respect to such information; provided, that any such disclosures shall otherwise be subject to the terms of the Confidentiality Agreements.

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Section 6.15         Shared Contracts and Shared Permits. Each of Seller Parent, Buyers and the JV Company shall use their respective commercially reasonable efforts, from and after the date hereof and for as long as reasonably necessary following the Closing Date, as mutually agreed by the Parties in good faith, to cause each Shared Contract set forth on Schedule 6.15 to be appropriately amended and new Contracts entered into on or after the Closing Date so that the Purchased Companies and the Purchased Subsidiaries, as applicable, shall be entitled to the economic rights and benefits, and shall be responsible for any related economic burden, relating to the Business thereunder, and the applicable Retained Company shall be entitled to the economic rights and benefits, and shall be responsible for any related economic burden, relating to the balance of the subject matter of such Shared Contract, in each case: (a) upon terms and conditions substantially similar, in the aggregate, to those of such Shared Contract relating to the Business or the Retained Businesses, respectively; or (b) as otherwise expressly consented in writing to by Buyers or Seller Parent, as applicable (which consent shall not be unreasonably withheld, conditioned or delayed), and subject to obtaining any necessary third party consents; provided that none of Seller Parent, Buyers, the JV Company or any of their respective Affiliates shall be required to pay any amounts to obtain such arrangements. If any such Shared Contract cannot be so amended (and new Contracts cannot be entered into) within such period, or if either of the foregoing would materially impair the benefits that either any Retained Company, the JV Company or any of its Subsidiaries would expect to derive from such amended Shared Contract, then each of Seller Parent, Buyers and the JV Company shall continue to use their respective commercially reasonable efforts to split or amend such Shared Contract as described in the foregoing sentence. With respect to (x) any Shared Contract for which the transfers or arrangements described in this Section 6.15 are not effected prior to Closing or (y) any Shared Permit set forth on Schedule 6.15, each of Seller Parent, Buyers and the JV Company shall cooperate in good faith to enter into any lawful and commercially reasonable arrangements mutually agreed by Seller Parent and Buyers under which the Purchased Companies and the Purchased Subsidiaries, as applicable, shall be entitled to the economic rights and benefits, and shall be responsible for any related economic burden, relating to the Business thereunder, and the applicable Retained Company shall be entitled to the economic rights and benefits, and shall be responsible for any related economic burden, relating to the balance of the subject matter of such Shared Contract in clause (x) above or Shared Permit in clause (y) above (without infringing upon the legal rights of any third party or violating any applicable Law); provided that none of Seller Parent, Buyers or the JV Company shall be required to pay any amounts to obtain such arrangements. If any Shared Contracts or Shared Permits are identified during the Interim Period, the Parties shall cooperate in good faith to amend Schedule 6.15 as mutually agreed by the Parties.

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Section 6.16         Pre-Closing Transactions.

(a)            Prior to the Closing, Seller Parent shall (i) take all actions necessary to create, form and organize, and maintain in good standing, the JV Company, GP LLC, SPV 1, SPV 2, Parent LP, Intermediate LP, Mid LP, Buyer LP, US Holdco and the BidCos, in each case, in accordance with the Pre-Closing Transactions Plan, and to complete each of the actions and transactions set forth in Section 1.03(a), and (ii) use commercially reasonable efforts to, or cause its Subsidiaries to, complete each of the actions and transactions set forth in Section 1.03(b) and Section 1.03(c) or otherwise set forth on Schedule 6.16(b) (such schedule, as it may be amended from time to time in accordance with Section 6.16(a), the “Pre-Closing Transactions Plan”, and such actions and transactions, the “Pre-Closing Transactions”). During the Interim Period, Seller Parent shall cause the JV Company, GP LLC, SPV 1, SPV 2, Parent LP, Intermediate LP, Mid LP, Buyer LP, US Holdco and the BidCos to have no operations, to acquire, own and hold no assets and to incur no liabilities, other than (i) the ownership of Equity Securities of their Subsidiaries, (ii) activities in connection with this Agreement and the Transactions (including the Pre-Closing Transactions), and (iii) engaging in transactions related to their respective Equity Securities as contemplated by this Agreement, in each case, including any activities incidental thereto.

(b)            Seller Parent shall keep Buyer Parent reasonably informed in respect of the actions taken by Seller Parent and its Subsidiaries in order to implement the Pre-Closing Transactions and Seller Parent shall (i) provide Buyer Parent with drafts of all documentation to be utilized in the implementation of the Pre-Closing Transactions (including the Organizational Documents for each of the JV Company, GP LLC, SPV 1, SPV 2, Parent LP, Intermediate LP, Mid LP, Buyer LP, US Holdco and the BidCos), including any amendments thereto, at least five (5) Business Days prior to their respective effective date(s) (the “Pre-Closing Reorganization Documents”), and (ii) consider in good faith Buyer Parent’s reasonable comments with respect to any such Pre-Closing Reorganization Documents. Without the prior written consent of Buyer Parent, Seller Parent shall not amend the Pre-Closing Transactions Plan. Notwithstanding anything in this Agreement to the contrary, this Agreement shall not constitute an agreement to assign any Retained Asset or Transferred Asset (or any right thereunder) if an attempted assignment, without the consent of, or other action by, any third party or Governmental Authority, would constitute a breach thereunder or adversely affect in any material respect the rights of any Retained Company, on the one hand, or any Purchased Company or Purchased Subsidiary, on the other hand, as applicable, thereunder (collectively, the “Non-Assignable Assets”). Seller Parent, Buyer Parent and Buyers shall use, and shall cause their respective Affiliates to use, their commercially reasonable efforts to obtain all applicable consents required in order for the Pre-Closing Transactions to occur prior to the Closing. If such consent is not obtained or such other action is not taken prior to the Closing, then Seller Parent, Buyers and the JV Company shall use, and shall cause their respective Affiliates to use, their commercially reasonable efforts for so long as reasonably necessary after the Closing Date, as mutually agreed to by the Parties in good faith, to obtain all applicable consents required in order for the Pre-Closing Transactions to be consummated in full and shall take such other actions as are reasonably requested by Seller Parent in order to obtain such consents. Prior to the assignment and transfer of any such Non-Assignable Assets, Seller Parent or the applicable Retained Company, or the JV Company or its applicable Subsidiary, shall hold such asset in trust for the benefit of (x) the applicable Retained Company in the case of Retained Assets or (y) the applicable Purchased Company or Purchased Subsidiary in the case of any Transferred Asset. Once a consent described in this Section 6.16(b) is obtained from, or such other action described in this Section 6.16(b) is taken by, such third party or Governmental Authority, the applicable Non-Assignable Assets shall be deemed to have been automatically assigned and transferred to (x) a Retained Company designated by Seller Parent in the case of Retained Assets or (y) the Purchased Company or Purchased Subsidiary designated by the JV Company in the case of any assets that should have been transferred to a Purchased Company or a Purchased Subsidiary pursuant to the Pre-Closing Transactions Plan, in each case, on the terms set forth in this Agreement, as of immediately prior to the Closing, for no consideration. Furthermore, to the extent any Non-Assignable Asset is an Assumed Permit and such Assigned Permit cannot be transferred prior to the Closing or cannot be transferred pursuant applicable Law, the Parties shall use their commercially reasonable efforts to develop and implement arrangements to pass along to the Purchased Companies and the Purchased Subsidiaries the ability to continue to operate the Business as presently conducted under the terms of such Assumed Permit until a replacement Permit in respect of such Assigned Permit is applied for and issued by the relevant Governmental Body to the Purchased Companies and the Purchased Subsidiaries.

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Section 6.17         Financing.

(a)            Each of Buyers, Merger Subs and Buyer Parent, as applicable, shall use commercially reasonable efforts to take, or cause to be taken, all actions and do, or cause to be done, as promptly as possible, all things necessary, proper or advisable to arrange and obtain the Financing on the terms and subject solely to the conditions described in the Equity Commitment Letters and the Debt Commitment Letters, as applicable, or such other terms and conditions as are materially no less favorable, in the aggregate, to Buyers, Merger Subs and Buyer Parent, as applicable, than those set forth in the Equity Commitment Letters and the Debt Commitment Letters (provided, that the Debt Commitment Letters may be amended, supplemented, modified and replaced as permitted herein, including, in the case of the Senior Debt Commitment Letter, by virtue of the “flex” provisions contained in any related fee letter) including (i) maintaining in effect (and not cancelling any commitments under) the Commitment Letters, (ii) paying all commitment or other fees and amounts that become due and payable under or with respect to the Debt Commitment Letters or the Debt Fee Letters (provided, that the Debt Commitment Letters may be amended, supplemented, modified and replaced as permitted herein, including, by virtue of the “flex” provisions contained in any related fee letter) as they become due and payable, (iii) negotiating and entering into definitive financing agreements with respect to the Financing no less favorable to Buyers, Merger Subs and Buyer Parent, as applicable, than those contemplated by (including, with respect to the Senior Debt Commitment Letter, any “market flex” provisions related thereto) or, in the Buyers’, Merger Subs’ or Buyer Parent’s, as applicable, sole discretion, on other terms that are no less favorable to Buyers, Merger Subs and Buyer Parent, as applicable, than the terms contained in the Debt Commitment Letters so long as such other terms would not constitute a Prohibited Financing Amendment, and subject to only those conditions described in, the Commitment Letters (subject to Buyers’, Merger Subs’ or Buyer Parent’s, as applicable, right to amend, modify, supplement, restate, assign, substitute or replace the applicable Debt Commitment Letter in accordance with this Agreement) so that such agreements are in effect not later than at the Closing (such definitive financing agreements entered into in respect of the Debt Financing, the “Debt Financing Agreements”, and together with such definitive financing agreements entered into in respect of the Financing, the “Financing Agreements”) and (iv) arranging and obtaining the proceeds of the Financing (including by issuing the debt contemplated by the Junior Debt Financing) at or before Closing on the terms and conditions described in the Commitment Letters (including, with respect to the Senior Debt Commitment Letters, any “market flex” provisions related thereto) or, in the Buyers’, Merger Subs’ or Buyer Parent’s, as applicable, sole discretion, on other terms that are no less favorable to the Buyers, Merger Subs and Buyer Parent, as applicable, than the terms contained in the Debt Commitment Letters so long as such other terms would not constitute a Prohibited Financing Amendment. Buyers, Merger Subs and Buyer Parent shall keep Seller Parent informed in reasonable detail of the status in respect of Buyers’, Merger Subs’ and Buyer Parent’s, as applicable, efforts to obtain the Financing following written request of Seller Parent therefor.

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(b)            Buyers, Merger Subs and Buyer Parent, as applicable, shall give Seller Parent prompt written notice (i) of any breach or default (or any event or circumstance that, with or without notice or lapse of time or both, would reasonably be expected to result in a breach or default) by any party to the Equity Commitment Letters or the Debt Commitment Letters of which Buyers, Merger Subs or Buyer Parent, as applicable, become aware, (ii) if and when Buyers, Merger Subs or Buyer Parent, as applicable, become aware that any portion of the Equity Financing that would reduce the aggregate amount of proceeds available to the Buyers from the Equity Financing below the amount, taking into account all other sources of proceeds, necessary to fund the Required Funding Amount, (iii) of the receipt of any notice or other communication from any Person with respect to any (A) actual or potential breach, default, termination or repudiation by any party to the Equity Commitment Letters or the Debt Commitment Letters or (B) material dispute or disagreement between or among any parties to the Equity Commitment Letters or the Debt Commitment Letters (but excluding, for the avoidance of doubt, any ordinary course negotiations with respect to the terms of the Debt Financing), (iv) of any termination of any of the Equity Commitment Letters or the Debt Commitment Letters (in each case of the foregoing clauses (i) through (iv), other than information to the extent that the provision thereof would violate or waive any attorney-client or other privilege, constitute attorney work product or violate or contravene any law, rule or regulation, or any obligation of confidentiality) provided, that for the avoidance of doubt no consent from Seller Parent shall be required for: (A) any amendment, replacement, supplement or modification of the Debt Commitment Letters that is limited to adding lenders, lead arrangers, bookrunners, syndication agents or similar entities that have not executed the Debt Commitment Letters as of the date of this Agreement (including in replacement of a Lender) or (B) implementation or exercise of any “flex” provisions that do not impact the amount (other than through the operation of additional original issue discount or upfront fees) or adversely affect the availability of the Debt Financing on the Closing Date or expand the conditions to obtaining the Debt Financing on the Closing Date. If any portion of the Debt Financing becomes unavailable for any reason, other than a breach of the Junior Debt Financing Cooperation by Seller Parent or any of its Affiliates, and such portion would reduce the aggregate amount of proceeds available to the Buyers, Merger Subs or Buyer Parent, as applicable, from the Debt Financing, Buyers, Merger Subs or Buyer Parent, as applicable, shall, without limiting the obligations of Buyers, Merger Subs or Buyer Parent, as applicable, set forth in the immediately following sentence, use commercially reasonable efforts to arrange and obtain alternative financing and incur alternative financing, which shall be provided by the Debt Financing Parties or by alternative sources, and which shall be in an amount that is not less than the amount contemplated by the Debt Commitment Letters as of the date hereof and which shall be on terms no less favorable to Buyers, Merger Subs or Buyer Parent, as applicable, than those contemplated by the terms and conditions contained therein, or in the of Buyers’, Merger Subs’ or Buyer Parent’s, as applicable, sole discretion, on other terms than those in the applicable Debt Commitment Letter, in each case, which such other terms shall not constitute a Prohibited Financing Amendment, other than any Prohibited Financing Amendment to which Seller Parent has given its advance written consent (“Alternative Financing”), as promptly as practicable following the occurrence of such event, and the provisions of this Section 6.17 and Section 9.16 shall be applicable to the Alternative Financing, and, for the purposes of Section 4.06, this Section 6.17, Section 6.18 and the Lender Protective Provisions, all references to the Debt Financing shall be deemed to include such Alternative Financing, all references to the Debt Commitment Letters, the Debt Financing, the Financing, the Debt Financing Agreements and the Financing Agreements shall include the applicable documents for the Alternative Financing and all references to the Debt Financing Parties shall include the persons providing or arranging the Alternative Financing. Buyers shall deliver to Seller Parent true, correct and complete copies of all Contracts or other arrangements pursuant to which any financing source shall have committed to provide any portion of the Alternative Financing; provided, that, the copy of a fee letter in connection with the Senior Debt Commitment Letter so required to be delivered may be redacted to omit fee amounts, economic terms, any provisions relating to “flex” provisions that do not impact the amount (other than through the operation of additional original issue discount or upfront fees) or adversely affect the availability of the Debt Financing on the Closing Date or expand the conditions to obtaining the Debt Financing on the Closing Date. Buyer shall (A) comply in all material respects with the Commitment Letters, (B) enforce in all material respects their rights under the Commitment Letters (provided, that, notwithstanding anything to the contrary in this Agreement, Buyers, Merger Subs and Buyer Parent, as applicable, shall not be required to initiate, prosecute or maintain any claim, action, demand, grievance, arbitration or similar Proceeding against any Person) and (C) not permit, without the prior written consent of Seller Parent, any amendment or modification to be made to, or any waiver of any provision or remedy under, any Commitment Letter if such amendment, modification or waiver would (1) reduce the aggregate amount of proceeds from (i) the Debt Financing below the amount contemplated by the Debt Commitment Letters as of the date hereof or (ii) the Equity Financing below, after taking into account all other sources of proceeds, the amount necessary to fund the Required Funding Amount, as applicable, (2) impose new or additional, or otherwise adversely modify any, conditions precedent to the receipt of the Financing or (3) otherwise reasonably be expected to prevent or materially impair or delay the ability of Buyers, Merger Subs and Buyer Parent, as applicable, to consummate the Transaction on the Closing Date (the limitations set forth in clauses (1) through (3), the “Prohibited Financing Amendments”), unless Seller Parent has given its advance written consent. Buyers, Merger Subs and Buyer Parent, as applicable, shall promptly deliver to Seller Parent true, complete and correct copies of any material amendment, restatement, amendment and restatement, replacement, supplement, modification, waiver of consent to any Commitment Letter (subject to any redaction of a fee letter consistent with the redaction of any Debt Fee Letter provided on the date hereof). Notwithstanding anything contained in this Section 6.17 or anything else in this Agreement, in no event shall the commercially reasonable efforts of Buyers, Merger Subs or Buyer Parent, as applicable, be deemed or construed to require Buyers, Merger Subs or Buyer Parent, as applicable, to, and Buyers, Merger Subs or Buyer Parent, as applicable, shall not be required to, (i) pay any fees in excess of those contemplated by the Debt Financing as of the date hereof, (ii) agree to conditionality or economic terms of the Debt Financing that are less favorable than those contemplated by the Debt Commitment Letters or Debt Fee Letters (including any flex provisions therein) as of the date hereof, or (iii) seek equity financing from any source other than those counterparties to the Equity Commitment Letters.

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(c)            Without limiting Section 9.16(b), each of Buyers, Merger Subs and Buyer Parent acknowledges and agrees that the obtaining of the Financing, or any Alternative Financing, is not a condition to the Closing and reaffirm their respective obligations to consummate the transactions contemplated by this Agreement irrespective and independently of the availability of the Financing or any Alternative Financing, subject to fulfillment or waiver of the conditions set forth in Section 7.01 and Section 7.02.

(d)            The provisions of this Section 6.17 shall apply to each Merger Sub, mutatis mutandis. Each of Buyer Parent and Buyers shall take all actions necessary to (i) cause each Merger Sub to perform promptly its obligations under this Agreement and (ii) cause (A) US Merger Sub to consummate the Merger and (B) CA AmalCo Sub to consummate the Amalgamation, in each case, on the terms and conditions set forth in this Agreement.

Section 6.18         Cooperation with Financing. Prior to the Closing, Seller Parent shall use commercially reasonable efforts to provide, and to cause its Subsidiaries and their respective Affiliates and respective officers, directors, managers, employees, accountants, consultants, legal counsel, agents or other representatives (but, for the avoidance of doubt, excluding the Junior Debt Financing Parties) (“Representatives”), at Buyer Parent’s sole expense (subject to the terms herein), assistance in connection with the arrangement marketing, obtainment and consummation of the Debt Financing as may be reasonably requested by Buyer Parent, including to:

(a)            furnish, or cause to be furnished, to Buyer Parent and Merger Subs, as applicable, the Required Financial Information;

(b)            provide reasonable assistance to Buyer Parent and Merger Subs in their preparation of bank books, management accounts, confidential information memoranda and such other information customary and reasonably required for the Senior Debt Financing, including in connection with (x) the preparation of rating agency presentations, offering documents, information memoranda, investor presentations, private placement memoranda and similar documents (including to the extent necessary any “public side” versions thereof that do not contain material non-public information) (the “Marketing Materials”), (y) due diligence investigations by the Senior Debt Financing Parties and (z) allowing the Buyer, its advisors and the Senior Debt Financing Parties to prepare pro forma financial statements;

(c)            cause Seller Parent’s and its Subsidiaries’ management teams, with appropriate seniority and expertise, to participate in a reasonable number of presentations, meetings, road shows, drafting sessions, due diligence sessions with prospective lenders, investors and rating agencies, in each case, upon reasonable advance notice and at mutually agreed times; provided, that such meetings shall be telephonic or on a video communications platform to be mutually agreed;

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(d)            cause Seller Parent’s and its Subsidiaries’ management teams, with appropriate seniority and expertise, to assist in the negotiation of the principal Debt Financing Agreements and related customary officer’s certificates, secretary’s certificates and perfection certificates;

(e)            facilitate the pledging, granting of security interests in, and otherwise granting of liens on, the property and assets of Seller Parent and its Subsidiaries, including delivery of possessory collateral (such as certificated equity and promissory notes) within its possession to the Debt Financing Parties, in each case to the extent required by the Debt Financing Agreements and subject to the occurrence of the Closing;

(f)             assisting Buyer Parent and Merger Subs with the timely preparation of Marketing Materials and definitive financing documents in connection with the Senior Debt Financing Parties (including any schedules thereto) and customary certificates, and other materials (including a customary certificates); and

(g)            take such actions as may be required or reasonably requested by Merger Subs and Buyer Parent, as applicable, in connection with the negotiation, execution and delivery of the Release Letters and to otherwise coordinate the release of all Liens over the equity interests and properties and assets of the Purchased Companies or Purchased Subsidiaries and any guarantees by a Purchased Company or a Purchased Subsidiary in respect of any obligations of any Person that does not constitute a Purchased Company or a Purchased Subsidiary;

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provided that, in the case of each of clauses (a) through (g) above, (i) prior to the Closing, none of Seller Parent, any of its Subsidiaries or any of their respective Representatives shall be required to pay (or agree to pay) any commitment or other fee, pay any expense, provide any indemnities or incur any liability or obligation or enter into any agreement in connection with the Debt Financing in each case that are not conditioned upon the Closing, (ii) Seller Parent and its Subsidiaries and their respective directors, managers, officers and employees shall not be required to take any action that would unreasonably materially interfere with the operation of the business of Seller Parent and its Subsidiaries or that would expose any such director, manager, officer or employee to actual or potential personal liability, (iii) Seller Parent and its Subsidiaries shall not be required to authorize, approve, execute or deliver any documents or instruments in connection with the Debt Financing, except for the execution and delivery of such documents and instruments that is conditioned upon, and not effective until, the consummation of the Closing (and which execution and delivery shall be undertaken, authorized and approved exclusively by Persons who will be the post-Closing directors, officers, managers or members of Seller Parent or its applicable Subsidiary), except in respect of the authorization letter referred to below, (iv) Seller Parent and its Subsidiaries shall not be required to disclose any information that (A) is not produced in the ordinary course of business, (B) constitutes non-financial trade secrets or non-financial proprietary information, (C) in respect of which disclosure is prohibited by applicable Law or Contract or would expose any director, manager, officer or employee of Seller Parent or any of its Subsidiaries to any actual or potential liability, (D) that is subject to attorney client or similar privilege or constitutes attorney work product or (E) the disclosure of which is restricted by binding agreements not entered into primarily for the purpose of qualifying for the exclusion in this clause (iv) or would cause the incurrence of any cost or expense not conditioned upon the Closing subject to reimbursement by Buyer pursuant to the immediately succeeding paragraph, (v) Seller Parent and its Subsidiaries shall not be required to deliver or cause the delivery of any legal opinions or accountants’ comfort letters or reliance letters in connection with the Debt Financing, except in respect of the authorization letter referred to below, (vi) Seller Parent shall not be required to deliver information that is not readily obtainable from its books and records without undue effort or expense, and Seller Parent and its Subsidiaries shall have no obligation to prepare pro forma financial statements or to provide, without limitation, (w) any information related to Buyer Parent, Buyers or any of their respective pre-Closing Affiliates, (x) the pro forma capitalization of any of Seller Parent, the Purchased Companies or the Purchased Subsidiaries after giving effect to the Closing, the Financing and the refinancing or repayment of any Indebtedness in connection therewith, (y) any adjustments, assumptions, estimates or projections, or other information in connection with the potential purchase price accounting treatment of the Transaction, or (z) any assumptions with respect to equity or indebtedness outstanding subsequent to (including as a result of) the Closing; and (vii) Seller Parent and its Subsidiaries shall not be required to take any action that would reasonably be expected to conflict with, or result in any violation of or default (or an event that, with or without notice or lapse of time or both, would become a default) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or to increased, additional, accelerated or guaranteed rights or entitlements of any person (other than Seller Parent and its Subsidiaries) under, any applicable Law, any organizational documents of Seller Parent or its Subsidiaries as in effect on the date of this Agreement. Notwithstanding anything to the contrary in this Section 6.18 or this Agreement, Seller Parent and its Subsidiaries shall (a) promptly deliver to Merger Subs and Buyer Parent, as applicable, at least four (4) Business Days prior to the Closing Date, all documentation and other information as is reasonably requested in writing by Merger Subs and Buyer Parent (including on behalf of the Debt Financing Parties) at least ten (10) Business Days prior to the Closing Date and required to be delivered pursuant to applicable “beneficial ownership,” “know-your-customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act and the Beneficial Ownership Regulation (31 C.F.R. § 1010.230), (b) promptly deliver to Merger Subs and Buyer Parent, as applicable, upon request by Merger Subs and Buyer Parent, as applicable, an executed customary authorization and management representation letters, confirmations and undertakings (including customary representations with respect to accuracy of information and material non-public information) in connection with the Required Financial Information and any Marketing Materials and (c) cause Seller Parent’s applicable Subsidiary to enter into any agreements and to take any actions reasonably requested by Buyer Parent to (x) issue the debt contemplated by the Junior Debt Financing and (y) otherwise consummate the transaction contemplated by the Junior Debt Commitment Letter (“Junior Debt Financing Cooperation”).

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Buyer Parent shall promptly, upon request by Seller Parent, reimburse the Seller Parties for all reasonable out-of-pocket costs and expenses incurred by them in connection with the cooperation of Seller Parent and its Subsidiaries contemplated by this Section 6.18 or Section 6.11(e) (and in no event shall any such amounts be deemed to be a Seller Transaction Expense, notwithstanding anything herein to the contrary); provided, that, Seller Parent and its Affiliates (and not Merger Subs or Buyer Parent) shall be responsible for (w) costs incurred in connection with the Release Letters or the preparation of historical financial statements that are or would be prepared in the ordinary course of business irrespective of this Agreement, or (x) ordinary course amounts payable to existing officers, directors, employees, partners, members, managers, agents, attorneys and other representatives of Seller Parent or any of its Subsidiaries with respect to services provided prior to the Closing Date; provided, that no amounts shall be due or payable prior to the earlier of the Closing or termination of this Agreement in accordance with Article VIII. Buyer Parent shall indemnify, defend and hold harmless the Seller Parties against any and all costs, losses or damages (including advancing external attorneys’ fees and expenses in advance of the final disposition of any Proceeding) directly or indirectly suffered or incurred by the Seller Parties in connection with the Debt Financing, including any information or cooperation provided in connection therewith, except in the event such costs, losses or damages arose out of or as a result from the willful misconduct or gross negligence by Seller Parent or any of its Affiliates, or any inaccuracy with respect to the Required Financial Information.

Seller Parent and its Subsidiaries hereby consent to the use of their logos in connection with the Debt Financing, but only to the extent that such use is reasonably necessary in connection therewith and such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage Seller Parent or any of its Subsidiaries or the reputation or goodwill of Seller Parent or any of its Subsidiaries; provided that Merger Subs and Buyer Parent, as applicable, shall provide Seller Parent with a reasonable opportunity to review any documents, communications or other materials in connection with which such logo is used, and consider in good faith the reasonable comments of Seller Parent prior to the distribution, disclosure or use thereof. Notwithstanding anything to the contrary herein, it is understood and agreed that the condition set forth in Section 7.02(b), as it applies to Seller Parent’s obligations under this Section 6.18, shall be deemed satisfied unless (i) Seller Parent has materially breached its obligations under this Section 6.18 (it being understood and agreed that the failure of Seller Parent or its applicable Subsidiary to comply with its obligations with respect to the Junior Debt Financing Cooperation shall constitute a material breach for purposes of this clause (i)), (ii) Merger Subs or Buyer Parent have notified Seller Parent of such breach in writing, detailing reasonable steps that comply with this Section 6.18 in order to cure such breach, (iii) Seller Parent has not taken such steps or otherwise cured such breach with reasonably sufficient time prior to the Termination Date to consummate the Debt Financing, and (iv) the Debt Financing has not been consummated and the material breach (whether individually or in aggregate) by Seller Parent is a proximate cause of Merger Subs’ or Buyer Parent’s, as applicable, failure to obtain the Debt Financing.

Section 6.19         Negotiation of JV Company Limited Partnership Agreement. During the Interim Period, each of Buyers and their applicable Affiliates, on the one hand, and Seller Parent and its applicable Affiliates (including the JV Company Holders), on the other hand, shall negotiate in good faith and use commercially reasonable efforts to prepare and finalize the definitive agreements for the JV Company Limited Partnership Agreement, which JV Company Limited Partnership Agreement shall incorporate in all material respects the terms and conditions of the term sheet attached hereto as Annex B and other terms as are not inconsistent with such term sheet to be reasonably agreed upon by Buyers and Seller Parent. Each of Buyers and the JV Company Holders (other than the JV Company Seller) shall execute and deliver the JV Company Limited Partnership Agreement at the Closing (or as soon as practicable thereafter to the extent the Parties shall not have finalized the JV Company Limited Partnership Agreement prior to the Closing), it being agreed that, if a definitive agreement for the JV Company Limited Partnership Agreement is not finalized at or prior to the Closing, or not executed and delivered at the Closing, then, notwithstanding anything to the contrary herein, the parties hereto expressly agree that (a) the Closing shall nonetheless occur when otherwise required pursuant to Section 1.06(a), and this Agreement and the term sheet attached as Annex B (in the case of the JV Company Limited Partnership Agreement) shall, without further action by any party hereto, govern the relationship among the JV Company, the JV Company Holders and Buyers, and (b) the Parties shall continue to negotiate in good faith and use commercially reasonable efforts to finalize a definitive agreement with respect to the JV Company Limited Partnership Agreement as promptly as practicable following the Closing.

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Section 6.20         Services Agreement. During the Interim Period, each of Buyers and their applicable Affiliates, on the one hand, and Seller Parent and its applicable Affiliates (including the JV Company Holders), on the other hand, shall negotiate in good faith the terms of a services agreement pursuant to which Seller Parent will provide or cause to be provided to the JV Company the services that Seller Parent provided to the Business prior to the Closing Date (other than those services to be expressly excluded thereunder) to enable the Business to continue operating in substantially the same manner as it is currently operated (“Services Agreement”), which Services Agreement shall incorporate in all material respects the terms and conditions of the term sheet attached hereto as Schedule 6.20 and the Real Estate Access Services (as defined in Schedule 1.03(b)(vi)) and other terms as are not inconsistent with such term sheet and the Real Estate Access Services to be reasonably agreed upon by Buyers and Seller Parent. Each of the JV Company and Seller Parent shall execute and deliver the Services Agreement at the Closing (or as soon as practicable thereafter to the extent the Parties shall not have finalized the Services Agreement prior to the Closing), it being agreed that, if a definitive agreement for the Services Agreement is not finalized at or prior to the Closing, or not executed and delivered at the Closing, then, notwithstanding anything to the contrary herein, the Parties expressly agree that (a) the Closing shall nonetheless occur when otherwise required pursuant to Section 1.06(a), and this Agreement, the term sheet attached as Schedule 6.20 and the definition of Real Estate Access Services set forth in Schedule 1.03(b)(vi) shall, without further action by any Party, govern the relationship among the JV Company and Seller Parent in respect of the services contemplated thereunder and shall remain in full force and effect, and (b) the Parties shall continue to negotiate in good faith and use commercially reasonable efforts to finalize a definitive agreement with respect to the Services Agreement as promptly as practicable following the Closing.

Section 6.21         JV Company Joinder. Promptly following the formation of the JV Company in connection with the Pre-Closing Transactions, Seller Parent shall cause the JV Company to become a party to this Agreement by executing a delivering a joinder to this Agreement, in a form reasonably acceptable to Seller Parent and Buyer Parent, pursuant to which the JV Company will agree to be bound by all of the terms, provisions, covenants and agreements applicable to or made by the JV Company set forth in this Agreement. The JV Company shall thereafter be deemed a “Party” for all purposes hereunder.

Article VII.
Conditions to Obligations

Section 7.01         Conditions to Obligations of the Parties. The obligations of the Parties to consummate, or cause to be consummated, the Transaction are subject to the satisfaction of the following conditions, any one or more of which may be waived in writing by Buyer Parent and Seller Parent:

(a)            There shall not be in effect any Governmental Order or Law restraining, enjoining or prohibiting the consummation of the Transaction.

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Section 7.02         Conditions to Obligation of Buyer, Buyer Parent and Merger Subs. The obligations of Buyer, Buyer Parent and Merger Subs to consummate, or cause to be consummated, the Transaction are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by Buyer Parent:

(a)            Each of the representations and warranties of Seller Parent contained in this Agreement (other than the Seller Fundamental Representations and the representations and warranties contained in Section 2.20(a)), disregarding all qualifications contained therein relating to materiality or Material Adverse Effect, shall be true and correct as of the Closing Date, as if made anew at and as of that date, except with respect to representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date, except for any inaccuracy or omission that, individually or in the aggregate, has not had and would not be reasonably likely to have a Material Adverse Effect. The representations and warranties of Seller Parent contained in Section 2.20(a) shall be true and correct as of the date of this Agreement. Each of the Seller Fundamental Representations (disregarding all qualifications contained therein relating to materiality) shall be true and correct in all material respects as of the Closing Date, as if made anew at and as of that date, except with respect to Seller Fundamental Representations which speak as to an earlier date, which representations and warranties shall be so true and correct at and as of such date (except for changes after the date hereof which are contemplated or expressly permitted by this Agreement).

(b)            Each of the covenants of Seller Parent to be performed or complied with at or prior to the Closing shall have been performed or complied with in all material respects.

(c)            From the date of this Agreement there shall not have occurred a Material Adverse Effect.

(d)            Seller Parent shall have delivered, caused to be delivered, or be ready, willing and able to deliver to Buyer Parent all of the closing deliveries set forth in Section 1.06(b).

Section 7.03         Conditions to the Obligations of Seller Parent. The obligation of Seller Parent to consummate the Transaction is subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by Seller Parent:

(a)            Each of the representations and warranties of Buyers, Buyer Parent and Merger Subs contained in this Agreement (other than the Buyer Fundamental Representations), disregarding all qualifications contained herein relating to materiality, Buyer Material Adverse Effect or Buyer Parent Material Adverse Effect, shall be true and correct as of the Closing Date, as if made anew at and as of that date, except with respect to representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date, except for any inaccuracy or omission that has not had and would not be reasonably likely to have a Buyer Material Adverse Effect (with respect to the representations and warranties of Buyer) or Buyer Parent Material Adverse Effect (with respect to the representations and warranties of Buyer Parent). Each of the Buyer Fundamental Representations shall be true and correct in all material respects as of the Closing Date, as if made anew at and as of that date, except with respect to Buyer Fundamental Representations which speak as to an earlier date, which representations and warranties shall be so true and correct at and as of such date.

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(b)            Each of the respective covenants of Buyers, Buyer Parent and Merger Subs to be performed or complied with at or prior to the Closing shall have been performed and complied with in all material respects.

(c)            Buyers and Buyer Parent shall have delivered, caused to be delivered, or be ready, willing and able to deliver to Seller Parent (or the JV Company Seller, as applicable) all of the closing deliveries set forth in Section 1.06(c).

Section 7.04         Waiver of Conditions. All conditions to the Closing shall be deemed to have been satisfied or waived from and after the Closing, notwithstanding the fact that prior to Closing any one or more of them may not have been satisfied.

Article VIII.
Termination; Effectiveness

Section 8.01         Termination. Prior to the Closing, this Agreement may only be terminated and the Transaction abandoned:

(a)            by written consent of Seller Parent and Buyer Parent;

(b)            by Seller Parent or Buyer Parent if any Governmental Authority having competent jurisdiction has issued a final, non-appealable Governmental Order (other than a temporary restraining order) permanently enjoining or prohibiting the Transaction;

(c)            by written notice to Seller Parent from Buyer Parent if:

(i)            there is any breach of any representation, warranty, covenant or agreement on the part of Seller Parent set forth in this Agreement, such that the conditions specified in Section 7.02(a) or Section 7.02(b) would not be satisfied at the Closing (a “Terminating Seller Breach”), except that, if such Terminating Seller Breach is curable by Seller Parent through the exercise of commercially reasonable efforts, then, for a period of up to thirty (30) days (or any shorter period of the time that remains between the date Buyer Parent provides written notice of such breach and the Termination Date) after receipt by Seller Parent of notice from Buyer Parent of such Terminating Seller Breach (the “Seller Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Seller Breach is not cured within the Seller Cure Period; provided that this right of termination shall not be available to Buyer Parent if any Buyer, any Merger Sub or Buyer Parent is in breach of any of its representations, warranties, covenants or agreements contained in this Agreement such that the conditions specified in Section 7.03(a) or Section 7.03(b) would not be satisfied at the Closing; or

(ii)          the Closing has not occurred on or before 5:00 p.m. (Eastern time) on July 6, 2025 (the “Termination Date”); provided, however, that the right of termination of this Agreement pursuant to this Section 8.01(c)(ii) shall not be available to Buyer Parent if any Buyer’s, any Merger Sub’s or Buyer Parent’s failure to comply with its obligations under this Agreement has primarily contributed to the failure of the Closing to occur before such date;

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(d)            by written notice to Buyer Parent from Seller Parent if:

(i)            there is any breach of any representation, warranty, covenant or agreement on the part of any Buyer, any Merger Sub or Buyer Parent set forth in this Agreement, such that the conditions specified in Section 7.03(a) or Section 7.03(b) would not be satisfied at the Closing (a “Terminating Buyer Breach”), except that, if any such Terminating Buyer Breach is curable by such Buyer, such Merger Sub or Buyer Parent through the exercise of its commercially reasonable efforts, then, for a period of up to thirty (30) days (or any shorter period of the time that remains between the date Seller Parent provides written notice of such breach and the Termination Date) after receipt by Buyer Parent of notice from Seller Parent of such Terminating Buyer Breach (the “Buyer Cure Period”), such termination shall not be effective and such termination shall become effective only if the Terminating Buyer Breach is not cured within the Buyer Cure Period (it being understood and agreed that failure by Buyers to consummate the Closing on the date on which the Closing is required by Section 1.06(a) to occur shall be deemed a Terminating Buyer Breach that is incapable of being cured and this Agreement will be immediately terminable by Seller Parent upon such occurrence); provided that this right of termination shall not be available to Seller Parent if Seller Parent is in breach of any of its representations, warranties, covenants or agreements contained in this Agreement such that the conditions specified in Section 7.02(a) or Section 7.02(b) would not be satisfied at the Closing; or

(ii)          the Closing has not occurred on or before 5:00 p.m. (Eastern Time) on the Termination Date; provided that the right of termination of this Agreement pursuant to this Section 8.01(d)(ii) shall not be available to Seller Parent if Seller Parent’s failure to comply with their obligations under this Agreement has primarily contributed to the failure of the Closing to occur before such date; or

(e)            by written notice to Buyer Parent from Seller Parent if:

(i)            all of the conditions set forth in Section 7.01 and Section 7.02 (other than those conditions that are to be satisfied by actions taken at the Closing; provided that such conditions would be capable of being satisfied as of the time the confirmation set forth in Section 8.01(e)(iii) and the termination notice contemplated by this Section 8.01(e) is delivered if the Closing were to occur on the date of such confirmation and notice) have been satisfied or waived in writing by Buyers;

(ii)          any Buyer, any Merger Sub or Buyer Parent has failed to consummate the Closing by the date that the Closing should have occurred pursuant to Section 1.06(a);

(iii)         Seller Parent has irrevocably confirmed in writing to Buyer Parent that all of the conditions set forth in Section 7.01 and Section 7.03 (other than those conditions that are to be satisfied by actions taken at the Closing; provided that such conditions would be capable of being satisfied as of the time the confirmation set forth in this Section 8.01(e)(iii) is delivered if the Closing were to occur on the date of such confirmation ) have been satisfied or have been waived by Seller Parent, as the case may be (or Seller Parent has irrevocably confirmed in writing that any such waivable conditions will be waived at the Closing);

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(iv)         Seller Parent is prepared, and stands ready, willing and able to consummate the Closing throughout the three (3)-Business Day period contemplated by clause (v) of this Section 8.01(e); and

(v)          any Buyer, any Merger Sub or Buyer Parent fails to consummate the Closing within three (3) Business Days following Buyer Parent’s receipt from Seller Parent of the confirmation set forth in the foregoing Section 8.01(e)(iii).

Section 8.02         Effect of Termination. Except as otherwise set forth in this Section 8.02 or Section 8.03, in the event of the termination of this Agreement pursuant to Section 8.01, this Agreement shall forthwith become void and have no effect, without any liability on the part of any Party or its respective Affiliates, officers, directors, members or equity holders, other than liability of Seller Parent to Buyers for any intentional and willful breach of this Agreement by Seller Parent occurring prior to such termination. The provisions of Section 6.04(a) (solely as relating to indemnification obligations), Section 6.18 (solely as relating to indemnification and expense reimbursement obligations), this Section 8.02, Section 8.03 and Article IX (collectively, the “Surviving Provisions”) and the Confidentiality Agreement, and any other Section or Article of this Agreement referenced in the Surviving Provisions which are required to survive in order to give appropriate effect to the Surviving Provisions, shall, in each case, survive any termination of this Agreement.

Section 8.03         Reverse Termination Fee.

(a)            In the event that this Agreement is validly terminated (i) by Seller Parent pursuant to Section 8.01(d)(i) or Section 8.01(e) or (ii) by Buyer Parent pursuant to Section 8.01(c)(ii) at a time when this Agreement may have been validly terminated by Seller Parent pursuant to Section 8.01(d)(i) or Section 8.01(e), then Buyer Parent shall pay, in accordance with this Section 8.03(a), an amount equal to $251,800,000 in cash (the “Reverse Termination Fee”) to Seller Parent (or as otherwise directed by Seller Parent) within five (5) Business Days of the termination of this Agreement in accordance with the terms hereof, it being understood that in no event shall Buyer Parent be required to pay the Reverse Termination Fee on more than one occasion (whether or not the Reverse Termination Fee may be payable pursuant to more than one provision of this Agreement). Any amount that becomes payable pursuant to this Section 8.03(a) shall be paid by wire transfer of immediately available funds to the account designated by Seller Parent.

(b)            Seller Parent, Buyer Parent and Buyers acknowledge that the agreements contained in this Section 8.03 are an integral part of the transactions contemplated by this Agreement and that without these agreements, Seller Parent would not enter into this Agreement; accordingly, if Buyer Parent fails to timely pay the amount due Reverse Termination Fee to the extent required pursuant to this Section 8.03, Buyer Parent shall pay to Seller Parent (or as otherwise directed by Seller Parent) an amount equal to Seller Parent’s and its Subsidiaries’ reasonable and documented out-of-pocket fees, costs and expenses (including reasonable and documented out-of-pocket attorney’s fees and expenses and disbursements) incurred in connection with seeking payment of the Reverse Termination Fee pursuant to this Section 8.03 from Buyer Parent (including with respect to any Proceeding commenced by Seller Parent in connection therewith), together with interest on the amount of the Reverse Termination Fee at an interest rate per annum equal to the prime rate in effect on the date hereof (as published in the Wall Street Journal, Eastern Edition) plus five percent (5%), from the date the payment of the Reverse Termination Fee is due through the date such payment in full is actually received (any amounts due to Seller Parent pursuant to Section 6.04(a), Section 6.18 or this Section 8.03(b), collectively, the “Reimbursement Amount”) provided, that, in no event shall the Reimbursement Amount exceed $3,000,000, in the aggregate.

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(c)            Each of the Parties acknowledges that the payment by Buyer Parent of the Reverse Termination Fee is not a penalty, but constitutes liquidated damages. Notwithstanding anything to the contrary in this Agreement, but subject to Seller Parent’s rights set forth in Section 9.16, Seller Parent’s right to terminate this Agreement and to receive payment of the Reverse Termination Fee (and the Reimbursement Amount, if applicable) in the circumstances in which it is due (including from the Guarantee Providers pursuant to the Guaranties) shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of Seller Parent and its Affiliates or any of their respective the former, current or future general or limited partners, equity holders, managers, members, Affiliates, affiliated (or commonly advised) funds, counsel, financial advisors, auditors directors, officers, employees, agents, representatives, successors and assigns against Buyer Parent, the Buyers, Merger Subs, the Buyer Parties and the Debt Financing Parties for any and all losses and damages suffered by Seller Parent and its Affiliates relating to or arising out of this Agreement, the Debt Commitment Letters, the Debt Financing or the Debt Financing Agreements and the transactions contemplated hereby and thereby (including as a result of the failure of the transactions contemplated by this Agreement, the Debt Commitment Letters, the Debt Financing or the Debt Financing Agreements to be consummated or for a breach or failure to perform hereunder, or any inaccuracy of any representation or warranty, including whether any breach was willful, intentional, unintentional or otherwise (including an intentional and willful breach of this Agreement)), and upon payment of such amounts, none of Buyer Parent, the Buyers, Merger Subs, the Buyer Parties, the Debt Financing Parties or any of their respective Affiliates shall have any further liability or obligation relating to or arising out of this Agreement or the Guaranties or the transactions contemplated by this Agreement or the Guaranties (except as expressly set forth herein with respect to the indemnification and expense reimbursement obligations of Buyer Parent in Section 6.04(a) and Section 6.18 and solely to the extent payable hereunder); provided, however, that nothing set forth herein shall affect the obligations of Buyers, Buyer Parent, Merger Subs or their respective applicable Affiliates, pursuant to the Confidentiality Agreement. Notwithstanding anything herein to the contrary, for the avoidance of doubt, following any valid termination of this Agreement, other than the payment of the Reverse Termination Fee and the Reimbursement Amount, in each case, if applicable, in no event shall Seller Parent or its Affiliates or any of their respective the former, current or future general or limited partners, equity holders, managers, members, Affiliates, affiliated (or commonly advised) funds, counsel, financial advisors, auditors directors, officers, employees, agents, representatives, successors and assigns be entitled to seek or obtain, nor will Seller Parent permit any such Persons to seek or obtain, any monetary damages of any kind against any of Buyer Parent, Buyers, Merger Subs, the Buyer Parties, the Debt Financing Parties or any of their respective Affiliates for, or with respect to, this Agreement, the Debt Commitment Letters, the Debt Financing or the Debt Financing Agreements or the transactions contemplated hereby or thereby, including any breach by any of Buyer Parent, Buyers, Merger Subs or Buyer Parent (and whether any such breach was willful, intentional, unintentional or otherwise (including an intentional and willful breach of this Agreement)), the termination of this Agreement, the Debt Commitment Letters, the Debt Financing or the Debt Financing Agreements the failure to consummate the transactions contemplated by this Agreement or any claims under applicable Law arising out of any such breach, termination or failure. For the avoidance of doubt, in no event shall Buyer Parent be obligated to pay the Reverse Termination Fee on more than one occasion.

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Article IX.
Miscellaneous

Section 9.01         No Survival. The Parties, intending to modify any applicable statute of limitations, agree that (a) the representations and warranties in this Agreement and in any certificate delivered pursuant hereto shall terminate effective as of the Closing and shall not survive the Closing for any purpose, and thereafter there shall be no liability on the part of, nor shall any claim be made by, any Party or any of their respective Affiliates in respect thereof; except in the case of claims for Fraud; and (b) after the Closing, there shall be no liability on the part of, any remedy available to, nor shall any Proceeding be brought or claim be made by, any Party or any of their respective Affiliates in respect of any covenant or agreement to the extent to be performed prior to the Closing. All covenants and agreements contained in this Agreement that contemplate performance thereof following the Closing or otherwise expressly by their terms survive the Closing will survive the Closing in accordance with their terms. In furtherance of the foregoing (and except in respect of claims for Fraud), from and after the Closing, each Party hereby waives (on behalf of itself and each of its Affiliates), to the fullest extent permitted under Law, any and all rights, claims and causes of action (including any statutory rights to contribution or indemnification) for any breach of any non-surviving representation or warranty or covenant or obligation to have been performed prior to the Closing set forth herein or otherwise relating to Seller Parent, the Purchased Companies, the Purchased Subsidiaries, any of their respective Affiliates, the Business or the subject matter of this Agreement that such Party may have against the other Parties or any of their Affiliates or any of their respective representatives arising under or based upon any theory whatsoever, under any Law, Contract, tort or otherwise. Without limiting the generality of the foregoing:

(i)            each of Buyers, Merger Subs and Buyer Parent hereby waives any statutory and common law remedies, including remedies that may be available under Environmental Laws, with respect to matters relating to the Transaction;

(ii)          after the Closing Date, none of the Buyer Parties may seek the rescission of the Transaction;

(iii)         the provisions of and the limitation of remedies provided in this Section 9.01 were specifically bargained for between the Parties and were taken into account by the Parties in arriving at the Aggregate Closing Consideration;

(iv)         the Parties have voluntarily agreed to define their rights, liabilities and obligations respecting the Transaction exclusively in Contract pursuant to the express terms and provisions of this Agreement; and

(v)          the Parties each hereby acknowledge that this Agreement embodies the justifiable expectations of sophisticated parties derived from arm’s-length negotiations and the Parties specifically acknowledge that no Party has any special relationship with another Party that would justify any expectation beyond that of an ordinary buyer and an ordinary seller in an arm’s-length transaction.

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Notwithstanding the foregoing, nothing contained in this Section 9.01 shall release, waive, discharge, relinquish or otherwise affect the rights or obligations of any Party pursuant to Sections 6.11(b) - (d) or with respect to claims for Fraud.

Section 9.02         Waiver. Any Party may, at any time prior to the Closing waive any of the terms or conditions of this Agreement or (without limiting Section 9.12) agree to an amendment or modification to this Agreement by an agreement in writing executed by such Party. No waiver by any of the Parties of any default, misrepresentation or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence. No waiver by any of the Parties of any of the provisions hereof shall be effective unless explicitly set forth in writing and executed by the Party sought to be charged with such waiver.

Section 9.03         Notices. All notices and other communications among the Parties shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) when delivered after posting in the United States or Canada mail having been sent registered or certified mail return receipt requested, postage prepaid, (c) when delivered by FedEx or other nationally recognized overnight delivery service or (d) when delivered by email (so long as the sender of such email does not receive an automatic reply from the recipient’s email server indicating that the recipient did not receive such email), addressed as follows:

If to any of Buyers, Merger Subs or Buyer Parent, to:

c/o Apollo Management Holdings, L.P.

9 W 57th St 41st floor

New York, New York 10019

Attention:	Craig Horton, Partner
Whitney Chatterjee, Chief Legal Officer
Email:	[redacted email address]; [redacted email address]

and

c/o BC Partners PE L.P.

650 Madison Avenue

New York, New York 10065

Attention: Paolo Notarnicola

Email: [redacted email address]

with copies (which shall not constitute notice) to:

Osler, Hoskin & Harcourt LLP

1000 De La Gauchetière Street West, Suite 1100
Montreal, Quebec H3B 4W5 Canada
Attention: Shahir Guindi, Hugo-Pierre Gagnon and Raphael Amram
Email: [redacted email address], [redacted email address] and [redacted email address]

and

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Kirkland & Ellis LLP
333 West Wolf Point Plaza,

Chicago, IL 60654

Attention: Adam Clifford, P.C.; Jeremy A. Mandell
Email: [redacted email address]; [redacted email address]

and

Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
Attention: Srinivas S. Kaushik, P.C.; Abhishek Kolay
Email: [redacted email address];

and

Sidley Austin LLP

787 Seventh Avenue

New York, New York 10019

Attention:   Gerald Brant; John C. Godfrey; Jeffrey Kochian

Email: [redacted email address]; [redacted email address]; [redacted email         address]

If to Seller Parent:

c/o GFL Environmental Inc.

135 Yorkville Ave, Suite 800

Toronto, ON, M5R 0C7100

Attention: Patrick Dovigi and Mindy Gilbert

Email: [redacted email address] and [redacted email address]

with copies (which shall not constitute notice) to:

Latham & Watkins LLP

1271 Avenue of the Americas

New York, New York 10020

Attention: Paul Kukish, Michael Vardanian and Matthew Villar

Email: [redacted email address], [redacted email address]and [redacted email address]

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and with copies (which shall not constitute notice) to:

Stikeman Elliott LLP

5300 Commerce Court West

199 Bay Street

Toronto, Ontario M5L 1B9

Canada

Attention: Jeffrey M. Singer, Jeff Hershenfield and Kim Le

Email: [redacted email address], [redacted email address] and [redacted email address]

or to such other address or addresses as the Parties may from time to time designate in writing.

Section 9.04         Assignment. No Party shall assign this Agreement or any part hereof without the prior written consent of the other Parties; provided that for the avoidance of doubt, each Buyer may, without the prior written consent of any other party, assign any or all of its rights under this Agreement to (a) any Debt Financing Parties as collateral security for the obligations of such Buyer or (b) its Affiliates, but no such transfer or assignment will relieve such Buyer of any of its obligations hereunder. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns.

Section 9.05         Rights of Third-Parties. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the Parties, any right or remedies under or by reason of this Agreement; provided, however, that, notwithstanding the foregoing (a) the Non-Recourse Parties are intended third-party beneficiaries of, and may enforce, Section 9.17, (b) the Seller Parties are intended third-party beneficiaries of, and may enforce, Section 9.18, (c) the Debt Financing Parties are intended third-party beneficiaries of, and may enforce, the Lender Protective Provisions and (d) Prior Counsel and the Designated Persons are intended third-party beneficiaries of, and may enforce, Section 9.19.

Section 9.06         Expenses. Except as otherwise provided herein, each Party shall bear its own expenses incurred in connection with this Agreement and the transactions herein contemplated whether or not such transactions shall be consummated, including all fees of its legal counsel, financial advisers and accountants; provided, however, that the fees and expenses of the Accounting Auditor, if any, shall be paid in accordance with Section 1.07; provided, further, that, as provided in Section 6.10(c), Buyers shall, subject to the Transfer Tax Limit, pay all Transfer Taxes payable as a result of the transactions contemplated by this Agreement, including Transfer Taxes resulting from the Pre-Closing Transactions, and Seller Parent shall pay all such Transfer Taxes in excess of the Transfer Tax Limit as provided for in Section 6.10(c).

Section 9.07         Bulk Sale Waiver. Each of Seller Parent, Buyer Parent and Buyers hereby waive compliance with the requirements and provisions of the “bulk-sale” or “bulk-transfer” Laws of any jurisdiction that may otherwise be applicable with respect to the transfer or sale of any or all of the Transferred JV Interests, Purchased Equity Interests, the Transferred Assets, the Transferred Liabilities or the Business.

Section 9.08         Governing Law.

(a)            This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the Transaction, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

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(b)            Notwithstanding anything to the contrary contained in this Agreement, each of the Parties: (i) agrees that it will not bring or support any Person in any Proceeding of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any of the Debt Financing Parties in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including but not limited to any dispute arising out of or relating in any way to the Debt Commitment Letters, the Debt Financing, the Debt Financing Agreements or, in each case, the performance thereof or the financings contemplated thereby, in any forum other than the federal and New York state courts located in the Borough of Manhattan within the City of New York, (ii) agrees that, except as specifically set forth in the Debt Commitment Letters, all claims or causes of action (whether at law, in equity, in contract, in tort or otherwise) against any of the Debt Financing Parties in any way relating to this Agreement, the Debt Commitment Letters, the Debt Financing, the Debt Financing Agreements or, in each case, the performance thereof or the financings contemplated thereby, shall be exclusively governed by, and construed in accordance with, the internal laws of the State of New York, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of laws of another jurisdiction and (iii) hereby irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any such claim or cause of action contemplated by the preceding clause (ii) (whether in law or in equity, whether in contract or in tort or otherwise) to the same extent such rights are waived pursuant to Section 9.15(b).

Section 9.09         Captions; Counterparts. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts (including by electronic or .pdf transmission), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Section 9.10         Schedules and Annexes. The Schedules and Annexes referenced herein are a part of this Agreement as if fully set forth herein. All references herein to Schedules and Annexes shall be deemed references to such parts of this Agreement, unless the context shall otherwise require. Any disclosure made by a Party in the Schedules with reference to any section or schedule of this Agreement shall be deemed to be a disclosure with respect to all other sections or schedules to which the relevance of such disclosure is reasonably apparent on its face. Certain information set forth in the Schedules is included solely for informational purposes and may not be required to be disclosed pursuant to this Agreement. The disclosure of any information shall not be deemed to constitute an acknowledgment that such information is required to be disclosed in connection with the representations and warranties made in this Agreement, nor shall such information be deemed to establish a standard of materiality.

Section 9.11         Entire Agreement. This Agreement (together with the Schedules and Annexes to this Agreement), the Debt Commitment Letters, the Equity Commitment Letters, the Guaranties, the Confidentiality Agreements and the other documents entered into in connection herewith or therewith constitute the entire agreement among the Parties relating to the Transaction and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the Parties or any of their respective Affiliates relating to the Transaction.

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Section 9.12         Amendments. This Agreement may be amended or modified in whole or in part, only by a written agreement executed by the Parties which makes express reference to this Agreement; provided that none of the Lender Protective Provisions or the definitions used in Lender Protective Provisions may be amended or modified in a manner that is materially adverse to the Debt Financing Parties without the consent of the Debt Financing Parties that have a consent right over any such waiver or amendment pursuant to the Debt Commitment Letters.

Section 9.13         Publicity. Following the execution of this Agreement, each of Buyers and Seller Parent shall issue a press release in substance approved in advance by each Party regarding this Agreement and the Transaction, and thereafter each Party agrees that no public release or announcement concerning the Transaction shall be issued or made by or on behalf of any Party without the prior consent of the other Parties, except each Party may make announcements from time to time to the extent necessary to comply with applicable securities Law or the requirements of any securities exchange to which such Party is subject. The Parties agree to keep the terms of this Agreement confidential, except to the extent and to the Persons to whom disclosure is required by applicable Law or for purposes of compliance with financial reporting obligations; provided that (a) the Parties may disclose such terms to their respective directors, officers, employees, accountants, advisors and other representatives and Seller Parent and the Investors may disclose such terms to it and its Affiliates’ respective existing and prospective equity holders, partners, members, managers and direct and indirect current or potential investors, in each case, as necessary in connection with the ordinary conduct of their respective businesses (so long as such Persons agree to, or are bound by Contract or professional or fiduciary obligations to, keep the terms of this Agreement confidential and so long as the Parties shall be responsible to the other Parties for breach of this Section 9.13 or such confidentiality obligations by the recipients of its disclosure) and (b) any Party, or any Affiliate of such Party, may make such disclosure regarding the terms of this Agreement and the Transaction as it deems reasonably necessary (based on the advice of external counsel), to comply with applicable securities Laws or the rules and regulations of any securities exchange, provided that the other Parties shall be provided a copy thereof prior to disclosure to the extent practicable.

Section 9.14         Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The Parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect by a court of competent jurisdiction, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the Parties.

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Section 9.15         Jurisdiction; Waiver of Jury Trial.

(a)            Subject to Section 9.08(b), any Proceeding based upon, arising out of or related to this Agreement or the Transaction shall be brought exclusively in the Court of Chancery of the State of Delaware (unless the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, in which case, in any state or federal court within the State of Delaware), and, in each case, appellate courts therefrom, and each of the Parties irrevocably submits to the exclusive jurisdiction of each such court in any such Proceeding, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the Proceeding shall be heard and determined only in any such court, and agrees not to bring any Proceeding arising out of or relating to this Agreement or the Transaction in any other court. Nothing herein contained shall be deemed to affect the right of any Party to serve process in any manner permitted by Law or to commence legal proceedings or otherwise proceed against any other Party in any other jurisdiction, in each case, to enforce judgments obtained in any Proceeding brought pursuant to this Section 9.15(a).

(b)            EACH PARTY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY PROCEEDING ARISING OUT OF THIS AGREEMENT OR THE TRANSACTION. EACH PARTY (I) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (II) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT, BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 9.15(B).

Section 9.16         Enforcement.

(a)            The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their respective obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breach the provisions of this Agreement. The Parties acknowledge and agree that (i) subject to Section 9.16(b), the Parties shall be entitled to an injunction, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, without proof of damages or inadequacy of any remedy at law, prior to the valid termination of this Agreement in accordance with Section 8.01 (except with respect to the Surviving Provisions), this being in addition to any other remedy to which they are entitled under this Agreement, (ii) the provisions set forth in Section 8.03 (A) are not intended to and do not adequately compensate for the harm that would result from a breach of this Agreement and (B) shall not be construed to diminish or otherwise impair in any respect any such Party’s right to specific performance prior to the valid termination of this Agreement in accordance with Section 8.01 and (iii) the right of specific performance is an integral part of the transactions contemplated by this Agreement and without that right, none of Seller Parent, Buyers or Merger Subs would have entered into this Agreement.

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(b)            Notwithstanding the foregoing or anything to the contrary set forth in this Agreement, the Parties agree that the right of Seller Parent to seek specific performance or other equitable remedies to enforce any Buyer’s obligation to cause the Equity Financing to be funded to fund the Transaction (but not the right of Seller Parent to specific performance or other equitable remedies with respect to other obligations of such Buyer) shall be subject to the requirements that (i) all of the conditions to the Closing set forth in Section 7.01 and Section 7.02 (other than those conditions that are to be satisfied by actions taken at the Closing; provided that such conditions would be capable of being satisfied as of the time the confirmation set forth in Section 9.16(b)(iii) is delivered if the Closing were to occur on the date such confirmation is delivered) have been satisfied or have been waived in writing by Buyers, (ii) the proceeds of the Debt Financing (or the Alternative Financing) have been funded and are available to Buyers, Buyer Parent or Merger Subs (or will be funded and made available to Buyers, Buyer Parent or Merger Subs), as applicable, at the Closing if the Equity Financing is funded substantially concurrently therewith, (iii) Seller Parent has irrevocably confirmed in writing to Buyers that all of the conditions set forth in Section 7.01 and Section 7.03 (other than those conditions that are to be satisfied by actions taken at the Closing; provided that such conditions would be capable of being satisfied as of the time the confirmation set forth in this Section 9.16(b)(iii) is delivered if the Closing were to occur on the date such confirmation is delivered) have been satisfied or have been waived by Seller Parent, as the case may be (or Seller Parent has irrevocably confirmed in writing that any such conditions will be waived, effective at the Closing) and (iv) Seller Parent has irrevocably confirmed in writing to Buyers that (x) it is prepared, and stands ready, willing and able, to consummate the Closing and (y) if specific performance is granted and the Equity Financing and Debt Financing are funded, then Seller Parent will take such actions that are required of it by this Agreement to cause the Closing to occur.

(c)            Each Party agrees that it will not oppose the granting of specific performance or other equitable relief on the basis that the other Party has an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity, subject to Section 9.16(b). The Parties acknowledge and agree that any Party seeking an injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 9.16 shall not be required to provide any bond or other security in connection with any such injunction.

(d)            For the avoidance of doubt, while Seller Parent may pursue both a grant of specific performance prior to the valid termination of this Agreement to the extent permitted by this Section 9.16 and the payment of the Reverse Termination Fee (and the payment of the Reimbursement Amount, if applicable), under no circumstances shall Seller Parent be permitted or entitled to receive both (i) a grant of specific performance to require Buyers to consummate the Closing, and (ii) payment of the Reverse Termination Fee or monetary damages of any kind whatsoever.

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(e)            Notwithstanding anything herein to the contrary and subject to the final sentence of this Section 9.16(e), no Debt Financing Party shall have any liability for any obligations or liabilities of the Parties or for any Proceeding whether in law or in equity, whether in tort, contract or otherwise, based on, in respect of, or by reason of, the transactions contemplated hereby, the Debt Commitment Letters, the Debt Financing or the Debt Financing Agreements or, in each case, the performance thereof or the commitments or financings contemplated thereby or in respect of any oral representations made or alleged to be made in connection herewith or therewith. Without limiting the generality of the foregoing, in no event shall Seller Parent or any Seller Party, and Seller Parent agrees not to and to cause the Seller Parties not to, (i) seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any Debt Financing Party in connection with this Agreement, the Debt Commitment Letters, the Debt Financing or the Debt Financing Agreements or, in each case, the performance thereof or the financings contemplated thereby or (ii) seek to enforce the commitments against, make any claims for breach of the commitments of such Debt Financing Party against, or seek to recover monetary damages from, or otherwise sue, any Debt Financing Party in connection with this Agreement, the Debt Commitment Letters, the Debt Financing, the Debt Financing Agreements or, in each case, the performance thereof or the financings or commitments contemplated thereby. Notwithstanding the foregoing, nothing in this Section 9.16(e) shall affect the rights of (x) Buyers, Buyer Parent or Merger Subs under the Debt Commitment Letters and the Debt Financing Agreements or (y) Seller Parent, Buyers or Buyer Parent under any other written agreement entered into on the date hereof with the Junior Debt Financing Parties (or their Affiliates) in accordance with and subject to the terms, conditions and limitations in any such written agreement.

Section 9.17         Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the Transaction may only be brought against, the Persons that are expressly named as Parties (and each of the Guarantee Providers in accordance with their respective Guaranties and the Investors in accordance with their respective Equity Commitment Letters, as applicable and Apollo Hybrid Value Management II, L.P. and BC Partners Advisors L.P. (“BC Partners Advisors”) in accordance with the Confidentiality Agreements) and then only with respect to, and to the extent of, the specific obligations set forth herein with respect to such Party (or, with respect to each of the Guarantee Providers in accordance with their respective Guaranties and the Investors in accordance with their respective Equity Commitment Letters, as applicable, and Apollo Hybrid Value Management II, L.P. and BC Partners Advisors in accordance with the Confidentiality Agreements, set forth in the Guaranties, the Equity Commitment Letters and the Confidentiality Agreements, respectively). Except to the extent a named party to this Agreement (and the Guarantee Providers in accordance with their respective Guaranties and the Investors in accordance with their respective Equity Commitment Letters, as applicable) (and then only to the extent of the specific obligations undertaken by such named party in this Agreement or, with respect to the Guarantee Providers, set forth in their respective Guaranties and the Investors in accordance with their respective Equity Commitment Letters, as applicable, and not otherwise), no Seller Party or Buyer Party, including any past, present, or future director, officer, employee, incorporator, member, partner, manager, equityholder, Affiliate, Debt Financing Party, agent, attorney, representative, or assignee of, and any financial advisor or lender to, any Seller Party or Buyer Party, or any past, present or future director, officer, employee, incorporator, member, partner, manager, equityholder, Affiliate, Debt Financing Party, agent, attorney representative or assignee of, and any financial advisor or lender to, any of the foregoing (as applicable, the “Non-Recourse Parties”) shall have any Liability or obligation (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of Seller Parent, Buyer Parent, Merger Subs or Buyers under this Agreement (whether for indemnification or otherwise) of or for any claim based on, arising out of, or related to this Agreement or the Transaction. Each Non-Recourse Party to whom this Section 9.17 applies shall be a third party beneficiary of this Section 9.17.

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Section 9.18         Release. Effective upon the Closing, each Releasing Party hereby waives and releases any and all claims, demands, obligations, Liabilities, defenses, affirmative defenses, setoffs, counterclaims, Proceedings and causes of action of whatever kind or nature, whether known or unknown (including all claims, demands and causes of action for contribution and indemnity under statute or common law) that any of the Releasing Parties currently has or, in the future, may have against any of the Released Parties for any of the Released Parties’ actions or omissions prior to the Closing, or otherwise in relation to or arising from the Business, the Purchased Companies, the Purchased Subsidiaries and their respective pre-Closing businesses, operations and properties; provided, however, that, the foregoing waivers, releases and discharges shall in no event apply to or be effective with respect to claims of any Releasing Party (i) with respect to its rights under this Agreement or any Ancillary Agreement (including with respect to any post-closing covenant which will survive, or require performance through the Closing, in accordance with its terms), (ii) pursuant to Seller Parent’s directors’ and officers’ liability insurance, directors’ and officers’ indemnification rights under Seller Parent’s Organizational Documents or any customary indemnification agreement between a director or officer and Seller Parent, and the Existing GFL Investment Agreements, (iii) pursuant to any commercial or trade agreements or arrangements in effect between Seller Parent or its Subsidiaries (other than the Purchased Companies and the Purchased Subsidiaries), on the one hand, and the JV Company or its Subsidiaries (including the Purchased Companies and the Purchased Subsidiaries), on the other hand, (iv) if such Releasing Party is a Business Employee, with respect to rights to receive accrued, salary, benefits, bonuses, vacation pay and expense reimbursement in the Ordinary Course, (v) if such Releasing Party is an officer, director, manager, agent or employee of any Purchased Company or Purchased Subsidiary, with respect to any rights to indemnification for serving in such capacity pursuant to the Organizational Documents of the Purchased Companies or the Purchased Subsidiaries as in effect on the date hereof, (vi) pursuant to any commercial or trade agreements or arrangements in effect between Seller Parent or its Subsidiaries, on the one hand, and any “portfolio company” (as such term is commonly understood in the private equity industry) of any Investor or any of its Affiliates, on the other hand or (v) as an equityholder or debtholder of Seller Parent; provided, further, that nothing contained in this Agreement shall release, waive, discharge, relinquish or otherwise affect the rights or obligations of any Person with respect to claims involving Fraud. Each Releasing Party hereby acknowledges the release set forth in the preceding sentence and covenants and agrees that it will honor such release and will not, and will cause its other Releasing Parties not to, take any action inconsistent therewith (including commencing litigation with respect to, or directly or indirectly transferring to another Person, any released claims). Each Released Party to whom this Section 9.18 applies shall be a third party beneficiary of this Section 9.18.

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Section 9.19         Waiver of Conflicts Regarding Representations; Non-Assertion of Attorney-Client Privilege.

(a)            Conflicts of Interest. Each of Buyers, Merger Subs and Buyer Parent acknowledges that Latham & Watkins LLP and Stikeman Elliott LLP (collectively, “Prior Counsel”) has, on or prior to the Closing Date, represented one or more of Seller Parent, the Purchased Companies, the Purchased Subsidiaries, their respective Affiliates, and their respective officers, employees and directors (each such Person, other than the Purchased Companies and the Purchased Subsidiaries, a “Designated Person”) in one or more matters relating to this Agreement or any other agreements or transactions contemplated hereby (including any matter that may be related to a litigation, claim or dispute arising under or related to this Agreement or such other agreements or in connection with such transactions) (each, an “Existing Representation”), and that, in the event of any post-Closing matters (x) relating to this Agreement or any other agreements or the Transaction (including any matter that may be related to a litigation, claim or dispute arising under or related to this Agreement or such other agreements or in connection with such transactions) and (y) in which any Buyer or any of its Affiliates (including any Purchased Company and any Purchased Subsidiary), on the one hand, and one or more Designated Persons, on the other hand, are or may be adverse to each other (the “Post-Closing Matters”), the Designated Persons reasonably anticipate that Prior Counsel will represent them in connection with such matters. Accordingly, each of Buyers and Buyer Parent (on its own behalf and on behalf of the Purchased Companies and the Purchased Subsidiaries) hereby (i) waives and shall not assert, and agrees after the Closing to cause its Affiliates to waive and to not assert, any conflict of interest to the extent arising out of or relating to the representation by Prior Counsel of one or more Designated Persons in connection with one or more Post-Closing Matters (the “Post-Closing Representations”), and (ii) agrees that, in the event that a Post-Closing Matter arises, Prior Counsel may represent one or more Designated Persons in Post-Closing Matter even though the interests of such Person(s) may be directly adverse to any Buyer or any of its Affiliates (including the Purchased Companies and the Purchased Subsidiaries), and even though Prior Counsel may have represented the Purchased Companies and the Purchased Subsidiaries in a matter substantially related to such dispute. Without limiting the foregoing, each Buyer (on behalf of itself and its Affiliates) consents to the disclosure by Prior Counsel, in connection with one or more Post-Closing Representations, to the Designated Persons of any information learned by Prior Counsel in the course of one or more Existing Representations, whether or not such information is subject to the attorney-client privilege of any Purchased Company or any Purchased Subsidiary or Prior Counsel’s duty of confidentiality as to the Purchased Companies and the Purchased Subsidiaries and whether or not such disclosure is made before or after the Closing.

(b)            Attorney-Client Privilege. Each Buyer (on behalf of itself and its Affiliates) waives and shall not assert, and agrees after the Closing to cause its Affiliates to waive and to not assert, any attorney-client privilege, attorney work-product protection or expectation of client confidence with respect to any communication between Prior Counsel, on the one hand, and any Designated Person, any Purchased Company or any Purchased Subsidiary (collectively, the “Pre-Closing Designated Persons”), or any advice given to any Pre-Closing Designated Person by Prior Counsel, occurring during one or more Existing Representations (collectively, “Pre-Closing Privileges”) in connection with any Post-Closing Representation, including in connection with a dispute between any Designated Person and one or more of any Buyer and its Affiliates, it being the intention of the Parties that all rights to such Pre-Closing Privileges, and all rights to waiver or otherwise control such Pre-Closing Privilege, shall be retained by Seller Parent, and shall not pass to or be claimed or used by any Buyer, any Purchased Company or any Purchased Subsidiary, except as provided in the last sentence of this Section 9.19(b). Furthermore, each Buyer (on behalf of itself and its Affiliates) acknowledges and agrees that any advice given to or communication with any of the Designated Persons shall not be subject to any joint privilege (whether or not any Purchased Company or any Purchased Subsidiary also received such advice or communication) and shall be owned solely by such Designated Persons. Notwithstanding the foregoing, in the event that a dispute arises between any Buyer, any Purchased Company or any Purchased Subsidiary, on the one hand, and a third-party other than a Designated Person, on the other hand, each Buyer shall (and shall cause its Affiliates to) assert the Pre-Closing Privileges on behalf of the Designated Persons to prevent disclosure of Privileged Materials to such third-party; provided, however, that such privilege may be waived only with the prior written consent, and upon the written instruction, of Seller Parent.

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(c)            Privileged Materials. All such Pre-Closing Privileges, and all books and records and other documents of the Business, the Purchased Companies or the Purchased Subsidiaries solely with respect to the portion or portions containing any advice or communication that is subject to any Pre-Closing Privilege (“Privileged Materials”), shall be excluded from the purchase, and, notwithstanding anything herein or otherwise to the contrary, shall be distributed to Seller Parent (on behalf of the applicable Designated Persons) immediately prior to the Closing with (in the case of such books and records) no copies retained by the Business, the Purchased Companies or the Purchased Subsidiaries. Absent the prior written consent of Seller Parent, none of Buyers or (following the Closing) the Business, any Purchased Company or any Purchased Subsidiary shall have a right of access to Privileged Materials.

(d)            Miscellaneous. Each Buyer hereby acknowledges that it has had the opportunity (including on behalf of its Affiliates) to discuss and obtain adequate information concerning the significance and material risks of, and reasonable available alternatives to, the waivers, permissions and other provisions of this Agreement, including the opportunity to consult with counsel other than Prior Counsel. This Section 9.19 shall be irrevocable, and no term of this Section 9.19 may be amended, waived or modified, without the prior written consent of Seller Parent and its Affiliates and Prior Counsel.

Article X.
Certain Definitions and Interpretive matters

Section 10.01         Definitions. As used herein, the following terms shall have the following meanings:

“2024 Audit” means combined carve-out statements of financial position of the Purchased Companies as of December 31, 2024, and the related combined carve-out statements of operations and comprehensive income (loss), combined carve-out statements of changes in parent’s net investment and combined carve-out statements of cash flows for the fiscal year ended December 31, 2024, together with related notes thereto, all in reasonable detail and prepared in accordance with IFRS, audited and accompanied by an opinion of an independent registered public accounting firm of nationally recognized standing, which opinion shall be prepared in accordance with generally accepted auditing standards.

“Affiliate” means, with respect to any specified Person, any other Person that, directly or indirectly, controls, is controlled by, or is under common control with, the first specified Person, through one or more intermediaries or otherwise. For the avoidance of doubt, from and after the Closing, (i) Affiliates of the JV Company shall include GP LLC, SVP 1, SPV 2, Parent LP, Intermediate LP, Mid LP, Buyer LP, US Holdco, the BidCos (or their successors), the Purchased Companies and the Purchased Subsidiaries, and (ii) Affiliates of Seller and Seller Parent shall exclude the JV Company, GP LLC, SVP 1, SPV 2, Parent LP, Intermediate LP, Mid LP, Buyer LP, US Holdco, the BidCos (or their successors), the Purchased Companies and the Purchased Subsidiaries. Other than for purposes of definition of Buyer Parties or the proviso in Section 8.03(c), the second to last sentence of Section 8.03(c), Section 9.13 or Section 9.17, in no event shall Apollo Global Management, Inc. (“Apollo”), BC Partners PE L.P. (“BC Partners”), the Investors or any portfolio company, investment fund affiliated with or managed by affiliates of Apollo, BC Partners, or any of the Investors, or the affiliated investment managers and any affiliated investment funds of any of the foregoing, or any portfolio companies, investment or investment fund affiliated with or managed by such investment funds or affiliates of Apollo, BC Partners or any of the Investors, be deemed to be Affiliates of the JV Company, GP LLC, SPV 1, SPV 2, Parent LP, Intermediate LP, Mid LP, Buyer LP, US Holdco, the BidCos (or their successors), the Purchased Companies, the Purchased Subsidiaries, Buyer Parent, any Buyer or any of their respective Subsidiaries and vice versa. For the avoidance of doubt, (a) for the purposes of this Agreement, the BCP Parties are not and shall not be deemed to be Affiliates of Seller Parent and its Subsidiaries and (b) in no event shall the Junior Debt Financing Parties or any of their affiliates, or any portfolio company, investment fund affiliated with or managed by affiliates of such Persons, or the affiliated investment managers and any affiliated investment funds of any of the foregoing, or any portfolio companies, investment or investment fund affiliated with or managed by such investment funds or affiliates of such Persons, be deemed to be Affiliates of either (i) the JV Company, GP LLC, SVP 1, SPV 2, Parent LP, Intermediate LP, Mid LP, Buyer LP, US Holdco, the BidCos (or their successors), the Purchased Companies, the Purchased Subsidiaries, Buyer Parent, any Buyer or any of their respective Subsidiaries (and vice versa) or (ii) Seller Parent and its Subsidiaries (and vice versa).

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“Ancillary Agreements” means this Agreement, the Services Agreement, the Trademark License Agreement, the JV Company Limited Partnership Agreement, the Confidentiality Agreements, the Equity Commitment Letters, the Transferred JV Interests Assignment, the Guaranties, the CA Amalgamation Agreement, and any other agreement entered into as set forth herein.

“Anti-Corruption Laws” means any applicable domestic or international Laws relating to anti-bribery or anti-corruption (governmental or commercial), including Laws that prohibit the corrupt payment, offer, promise, or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any representative of any foreign or domestic Governmental Authority or commercial entity or other person to obtain a business advantage, including the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act of 2010, the Corruption of Foreign Public Officials Act (Canada), the Criminal Code (Canada) and all national and international Laws enacted to implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions.

“Anti-Money-Laundering Laws” means any applicable anti-money laundering Laws of all applicable jurisdictions.

“BCP Parties” means BC Partners and its Buyer Parties.

“BidCos” means, collectively, US BidCo and CA BidCo.

“Business” means, collectively, the liquid waste management and soil remediation businesses reflected on the September 30, 2024 balance sheet and income statement that is included in the Financial Statements, as such businesses are conducted as of the date of this Agreement by Seller Parent and its Subsidiaries (including the Purchased Companies and the Purchased Subsidiaries) in Canada and the United States (and as such businesses are conducted of the Closing Date), which includes the distribution, sale or licensing of, provision of access to, or other commercial exploitation of any products or services related to liquid waste management and soil remediation. For the avoidance of doubt, the Retained Businesses shall be expressly excluded from the definition of Business.

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“Business Day” means any day that is not a Saturday, a Sunday or other day on which commercial banks in any of New York, New York or Toronto, Canada are required by Law to close.

“Business Employees” means, collectively, those employees who are employed by a Purchased Company or a Purchased Subsidiary as of the date hereof or as of immediately prior to the Closing, as the context requires, including each such employee who is on leave of absence (including medical leave, military leave, workers compensation leave and short-term or long-term disability) or vacation; provided, that each individual who is employed by a Retained Company as of the date hereof and set forth on Schedule 10.01(a) shall expressly be considered a “Business Employee” for all purposes of this Agreement, notwithstanding which entity employs such individual.

“Buyer Fundamental Representations” means the representations and warranties set forth in Section 4.01, Section 4.02, Section 4.07, Section 5.01, and Section 5.02.

“Buyer LP” means the Cayman Islands exempted limited partnership referred to as “Buyer LP” in the Pre-Closing Transactions Plan, which will have as sole limited partner Mid LP, as sole general partner GP LLC and as sole management limited partner MLP.

“Buyer Parties” means (a) each of Buyers, Merger Subs, Buyer Parent and their respective Affiliates and (b) the former, current or future general or limited partners, equity holders, managers, members, Affiliates, affiliated funds, counsel, financial advisors, auditors, directors, officers, employees, agents, representatives, successors and assigns of the Persons identified in clause (a), in each case, in their capacity as such.

“CA BidCo” means the direct wholly-owned Subsidiary of Buyer LP referred to as “GFL Erie Canada Inc.” in the Pre-Closing Transactions Plan.

“CA BidCo-GESI Certificate of Amalgamation” means a certificate of amalgamation to be issued by the Registrar in accordance with the provisions of the Business Corporations Act (Alberta) in relation to the pre-closing amalgamation of CA Amalco and GFL Environmental Services ULC pursuant to the Pre-Closing Transactions.

“Calculation Time” means 11:59 p.m. (Eastern time) on the day immediately prior to the Closing Date.

“Canadian Multi-Employer Plan” means a benefit plan which is subject to Canadian law and is not maintained or sponsored by Seller Parent or any of its Subsidiaries but is for the benefit of any Business Employee providing services in Canada.

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“Carve-out Financial Information” means (a) the combined carve-out statements of financial position of the Purchased Companies as of January 1, 2020, December 31, 2021, December 31, 2022 and December 31, 2023, and the related combined carve-out statements of operations and comprehensive income (loss), combined carve-out statements of changes in parent’s net investment and combined carve-out statements of cash flows for the fiscal years ended December 31, 2021, December 31, 2022 and December 31, 2023, together with related notes thereto, all in reasonable detail and prepared in accordance with IFRS, audited and accompanied by an opinion of an independent registered public accounting firm of nationally recognized standing, which opinion shall be prepared in accordance with generally accepted auditing standards, and (b) the reviewed combined carve-out statement of financial position of the Purchased Companies as of September 30, 2024, and the related reviewed combined carve-out statements of operations and combined carve-out statements of cash flows for the nine (9)-month period ended September 30, 2024.

“Cash” means, as of the Calculation Time, all cash and cash equivalents of any kind (including bank account balances, and commercial paper, treasury bills and short term investments with maturities of less than 90 days) held by any Purchased Company or any Purchased Subsidiary, including all deposits in transit, wires and drafts or other payments received or initiated, credit card receivables and checks on hand available for deposit and reduced for outstanding checks and wires, in each case, as determined in accordance with IFRS, minus any cash or cash equivalents paid or otherwise remitted or distributed in violation of Section 6.01(a)(xxi).

“Closing Cash Consideration” means an amount equal to (i) fifty six and four tenths (56.4%) percent multiplied by (ii) the sum of (a) the Closing Purchase Price, minus (b) the Net Debt Financing Proceeds.

“Closing Purchase Price” means an amount equal to the sum of (A) $8,000,000,000, plus (B) the Estimated Closing Date Cash, minus (C) the Estimated Closing Date Indebtedness, minus (D) the Specified Add-On EBITDA Adjustment Amount, minus (E) the Specified Add-On Cash Adjustment Amount, plus (F) the Upward Net Working Capital Adjustment Amount (if any), minus (G) the Downward Net Working Capital Adjustment Amount (if any), minus (H) the Estimated Closing Date Seller Transaction Expenses.

“COBRA” means the requirements for continuation health coverage under Section 601 et seq. of ERISA and Section 4980B of the Code and any comparable state Laws.

“Code” means the Internal Revenue Code of 1986, as amended.

“Commitment Letters” means, collectively, the Equity Commitment Letters and the Debt Commitment Letters.

“Compliant” means, with respect to the Carve-out Financial Information relating to the fiscal year ending December 31, 2023 (i) such information, does not when taken as a whole, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make such information misleading, in light of the circumstances under which such statements were made and (ii) in the case of any audited financial statements that comprise the Carve-out Financial Information relating to the fiscal year ending December 31, 2023, the applicable auditor of such audited financial statements has not withdrawn, or notified the Seller Parent or their Affiliate of its intention to withdraw, its audit opinion with respect to such audited financial statements.

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“Confidentiality Agreements” means, collectively, that certain (i) Confidentiality Agreement, dated October 8, 2024, by and between Seller Parent and Apollo Hybrid Value Management II, L.P. and (ii) Confidentiality Agreement, dated October 15, 2024, by and between Seller Parent and BC Partners Advisors.

“Consideration and Transfer Schedule” means Schedule 10.01(d), setting forth (a) the portion of the Closing Cash Consideration to be paid by each Buyer, in accordance with the proportions set forth therein, to the JV Company Seller at the Closing in exchange for the Transferred JV Interests to be sold, transferred and conveyed to Buyers by the JV Company Seller at the Closing pursuant to Section 1.02 and (b) the amount of the Net Debt Financing Proceeds paid by US BidCo and CA BidCo in exchange for Equity Interests of the applicable Purchased Companies or Purchased Subsidiaries in connection with the Pre-Closing BidCo Exchanges; provided that it is understood by the Parties that Schedule 10.01(d) to this Agreement as of the date hereof is a form thereof that does not contain all of the detail required to be set forth in the Consideration and Transfer Schedule and that the final form of Consideration and Transfer Schedule delivered by Seller Parent to Buyers pursuant to Section 1.05 prior to the Closing Date shall serve as the Consideration and Transfer Schedule for purposes of this Agreement.

“Contract” means any legally binding contracts, agreements, subcontracts, leases, subleases, licenses, sublicenses, indenture, commitments, sales and purchase orders, and any other legally binding instruments or written or oral arrangements or understandings of any kind.

“control” of a Person means the power, directly or indirectly, either to (a) vote more than 50% of the securities having ordinary voting power for the election of directors of such Person or (b) direct or cause the direction of the management and policies of such Person, whether by Contract or otherwise.

“Debt Financing” means any debt financing incurred or intended to be incurred by Buyers or Buyer Parent, as applicable, pursuant to the Debt Commitment Letters.

“Debt Financing Parties” means the Persons (including the Senior Debt Financing Parties, Junior Debt Financing Parties, lenders, purchasers and each agent and arranger) that have committed to provide or arrange, or have otherwise entered into agreements with respect to, the Debt Financing, including the Debt Commitment Letters and the parties to any joinder agreements or any Debt Financing Agreements, together with each Affiliate thereof and the respective former, current or future general or limited partners, equity holders, managers, members, directors, officers, employees, agents, representatives, successors and assigns of any of the foregoing.

“Delaware Act” means the General Corporation Law of the State of Delaware or the Limited Liability Company Act of the State of Delaware, as the context may require.

“Downward Net Working Capital Adjustment Amount” means, in the event that the Closing occurs on or before June 1, 2025, an amount equal to $35,000,000.

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“Employee Benefit Plan” means (i) each “employee benefit plan” as defined in Section 3(3) of ERISA (whether or not subject to ERISA), (ii) each employment, individual consulting, severance, transaction, change in control, retention or similar plan, program, agreement, arrangement, policy or Contract and (iii) each other plan, agreement, arrangement, program, policy or Contract (written or oral) providing for compensation, including bonuses, perquisites, profit-sharing, equity or equity-related rights, phantom interest, incentive or deferred compensation, vacation, sick leave or other paid time off, health or medical benefits, welfare, dental benefits, vision benefits, life insurance benefits, accident insurance benefits, flex spending, employee assistance program, disability or sick leave benefits, fringe benefits, post-employment or retirement benefits (including compensation, pension, supplemental pension, health, medical or life insurance benefits) or any other benefits, in each case, excluding (A) any U.S. Multiemployer Plan or Canadian Multi-Employer Plan, and (B) any plan, program, agreement or arrangement maintained by any Governmental Authority.

“Environment” means ambient air, indoor air, natural resources, surface water, ground water, drinking water, soil and land surface or subsurface strata.

“Environmental Laws” means any and all applicable Laws relating to (i) the pollution, protection or preservation of the Environment and (ii) human health or safety (the latter, solely as it relates to exposure to Hazardous Materials), including applicable Laws relating to the use, generation, treatment, storage, handling, emission, processing, labelling, reuse, recycling, transportation, disposal or Release of, or exposure to, Hazardous Materials.

“Environmental Liabilities” means all current or future Liabilities arising pursuant to or under any Environmental Laws.

“Environmental Order” means any Governmental Order issued or imposed by any Governmental Authority pursuant to any Environmental Laws, including any such Governmental Order requiring investigation, assessment, characterization, monitoring, managing, controlling, treatment, removal, excavation or remediation of Hazardous Materials, or requiring that any Release be reduced, modified, managed, controlled, stopped or eliminated, or requiring any measures to correct any violation of Environmental Law.

“Equity Financing” means the equity financing to be provided pursuant to the Equity Commitment Letters.

“Equity Securities” means, of any Person, as applicable (i) any and all of its shares of capital stock, membership interests, partnership (general or limited) interests or other equity interests or share capital, (ii) any warrants, Contracts or other rights or options directly or indirectly to subscribe for or to purchase any capital stock, membership interests, partnership (general or limited) interests or other equity interests or share capital of such Person, (iii) and all securities or instruments, directly or indirectly, exchangeable for or convertible or exercisable into, any of the foregoing or with any profit participation features with respect to such Person, or (iv) any share appreciation rights, phantom share rights or other similar rights with respect to such Person or its business.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

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“Excluded Investor Entities” means (i) Apollo and any investment managers and any investment funds affiliated with or managed by affiliates of Apollo, and any portfolio companies or investment affiliated with or managed by any such investments funds, investment managers or affiliates thereof or other affiliates of Apollo, except that the following entities will not be “Excluded Investor Entities” for purposes of this definition: Apollo Hybrid Value Fund II, L.P., Apollo Hybrid Value Overseas Partners (Delaware 892) II, L.P., Apollo Hybrid Value Overseas Partners (Lux) II, SCSp, Apollo Hybrid Value Overseas Partners II, L.P., Apollo Infrastructure Opportunities Fund III (Lux), SCSp, Apollo Infrastructure Opportunities Fund III (Overseas), L.P, Apollo Infrastructure Opportunities Fund III (TE 892), L.P., Apollo Infrastructure Opportunities Fund III, L.P., Apollo Clean Transition Capital Fund, L.P., Apollo Clean Transition Capital Overseas I, L.P., Apollo Clean Transition Capital Overseas II, L.P., AAA Sub Fund 2-Z, L.P., Apollo Infrastructure Company LLC, Fox Hedge L.P. and Apollo RWNIH-HSMA LP; and (ii) BC Partners and any investment managers and any investment funds affiliated with or managed by affiliates of BC Partners, and any portfolio companies or investment affiliated with or managed by any such investments funds, investment managers or affiliates thereof or other affiliates of BC Partners, except that the following entities will not be “Excluded Investor Entities” for purposes of this definition: BC Partners XI LE – 1 SCSp, BC Partners XI LE – 2 SCSp, BC Partners XI LE – 3 SCSp, BC Partners XI GE – 1 LP, BC Partners XI GE – 2 LP, BC Partners XI GD – 1 LP, BC Partners XI GD – 2 LP and BC Partners XI GD – 3 LP.

“Existing GFL Investment Agreements” means, collectively, (i) the fifth amended and restated registration rights agreement made as of December 17, 2021 by and among Seller Parent, BCEC-GFL Holdings (Guernsey) L.P. and Sejosa Holdings Inc., as amended as of April 23, 2023 and as the same may be or may have been further amended, restated, supplemented or otherwise modified from time to time, (ii) the investor rights agreement made as of March 5, 2020 between Seller Parent, Patrick Dovigi, Sejosa Holdings Inc., Josaud Holdings Inc. and BC Partners Advisors (solely for the purposes of Article 2 and Article 7), as the same may be or may have been amended, restated, supplemented or otherwise modified from time to time, (iii) the investor rights agreement made as of March 5, 2020 between Seller Parent, BCEC-GFL Holdings (Guernsey) L.P. and BCEC-GFL Borrower (Cayman) LP, as the same may be or may have been amended, restated, supplemented or otherwise modified from time to time and (iv) any other contract, agreement or arrangement in effect from time to time among, inter alios, Seller Parent or any of its Affiliates, and any Buyer Party related to the holding or ownership by such Buyer Party Equity Securities, debt securities or any other direct or indirect interests in the Seller Parent.

“Financial Statements Date” means September 30, 2024.

“Financing” means the Debt Financing and the Equity Financing and, if applicable, the Alternative Financing.

“Fraud” means, with respect to a Party, an actual and intentional common law fraud (and not a constructive fraud, negligent misrepresentation or omission, or any form of fraud premised on recklessness or negligence) under Delaware Law in the making of the representations and warranties in Article II, Article III, Article IV or Article VI, as applicable, and not with respect to any other matters; provided, that such actual and intentional common law fraud shall only be deemed to exist if (i) such Party had actual knowledge (as opposed to imputed or constructive knowledge) that the representations and warranties made were inaccurate when made, (ii) such representations and warranties were made to induce another Party to enter into this Agreement and to consummate the Transaction and (iii) such other Party justifiably relied to its detriment on such representations and warranties.

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“GFL Benefit Plan” means each Employee Benefit Plan that is maintained, sponsored or contributed to (or required to be contributed to) by Seller Parent or any of its Subsidiaries for the benefit of any Business Employee (or any of their respective dependents or beneficiaries) or under or with respect to which any Purchased Company or any Purchased Subsidiary has or would reasonably be expected to have any Liability, excluding, in each case, any Transferred Benefit Plan or Cloned Benefit Plan.

“GFL Employees” means, collectively, those employees who are employed by any Retained Company (other than the Business Employees) as of immediately prior to the Closing, including each such employee who is on leave of absence (including medical leave, military leave, workers compensation leave and short-term or long-term disability) or vacation.

“GFL Exit Date” means the date on which Seller Parent or any of its Subsidiaries has ceased to own beneficially or of record any Equity Securities of the JV Company.

“GFL HoldCo” means GFL Holdco (US) LLC, a Delaware limited liability company.

“Government Contract” means any prime Contract, subcontract, basic ordering agreement, pricing agreement, teaming agreement, joint venture, grant, cooperative agreement, other transaction authority agreement, purchase order, delivery order or change order relating to the Business between the Seller Parent or any of its Subsidiaries, on the one hand, and (i) any Governmental Authority or (ii)(a) any prime contractor of a Governmental Authority, in its capacity as a prime contractor; or (b) any sub-contractor (at any tier) of any Governmental Authority in its capacity as a subcontractor, on the other hand.

“Governmental Authority” means any national, federal, state, commonwealth, provincial, territorial, local, municipal or foreign government and any political subdivision of any of the foregoing and any governmental or quasi-governmental authority, regulatory or administrative agency, department, officials, ministers, Crown corporations, commission, board, bureau, court, tribunal, dispute resolution panel, rule or regulation-making organizations or entities, or other authority or instrumentality of any of the foregoing, or any arbitrator or arbitral body (public or private).

“Governmental Order” means any order, judgment, injunction, decree, writ, stipulation, ruling, determination or award, in each case, entered by any Governmental Authority.

“GP LLC” means a new wholly owned limited liability company to be formed by GFL HoldCo to act as the general partner of the JV Company and referred to as “GP LLC” in the Pre-Closing Transactions Plan, and in respect of which the limited liability company interests will be allocated at Closing in exchange for nominal consideration as follows: (i) JV Company Holders: 43.6%; and (ii) each Buyer: 28.2%.

“Guarantee Provider” means, collectively, the Persons set forth on Schedule 10.01(e).

“Hazardous Material” means a pollutant, contaminant, hazardous substance, hazardous material or toxic substance that are prohibited, designated, defined or regulated, or would give rise to Liability, under any Environmental Laws due to its dangerous or deleterious properties or characteristics, including asbestos, asbestos-containing materials, polychlorinated biphenyls, per- and polyfluoroalkyl substances, radioactive materials and lead.

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“IFRS” means International Financial Reporting Standards as in effect from time to time, consistently applied.

“Inactive Business Employee” means each non-union Business Employee who, as of immediately prior to such proposed transfer of employment, is receiving or is in an eligibility waiting or exclusion period to receive short or long term disability benefits. Any Business Employee who is represented by a union shall not be deemed to be an Inactive Business Employee.

“Indebtedness” means, after giving effect to the Pre-Closing Transactions, without duplication, the aggregate amount of: (a) all indebtedness of any Purchased Company or any Purchased Subsidiary for borrowed money, (b) all indebtedness of any Purchased Company or any Purchased Subsidiary evidenced by any note, bond, debenture, mortgage or other debt instrument or debt security or similar instrument, (c) all obligations of any Purchased Company or any Purchased Subsidiary with respect to leases that have been capitalized in the Financial Statements, (d) amounts owing as deferred purchase price of property or services with respect to which any Purchased Company or any Purchased Subsidiary is liable (other than Ordinary Course trade payables and any accrued capital expenditures), (e) all costs and expenses that would be payable by any Purchased Company or any Purchased Subsidiary upon hypothetical termination on the Closing Date (whether or not actually terminated) of any obligations of any Purchased Company or any Purchased Subsidiary under interest rate swap, currency swap, forward or interest rate contracts or other hedging arrangements, (f) obligations of any Purchased Company or any Purchased Subsidiary under any performance, surety or similar bond or any letter of credit, but in each case only to the extent drawn or called (and not paid in full or otherwise discharged) and excluding any obligations in respect of undrawn letters of credit, (g) with respect to any indebtedness of a type described in clauses (a) through (f) above of any Person other than any Purchased Company or any Purchased Subsidiary, any such indebtedness that is guaranteed by any Purchased Company or any Purchased Subsidiary, (h) for clauses (a) through (g) above, all accrued and unpaid interest thereon, if any, and any fees, costs, expenses or other payment obligations associated with any required repayment of such indebtedness on the Closing Date, and (i) all unpaid income Tax liabilities of the Purchased Companies and the Purchased Subsidiaries (whether or not such Taxes are due and payable as of the Closing Date) with respect to (a) the taxable year ending immediately before the Closing Date or the taxable year (or portion thereof) ending on and including the Closing Date, as applicable, and (b) the immediately preceding taxable year to the extent income Tax Returns have not been filed (or for which an income Tax Return has been filed but all income Taxes reported thereon have not been fully paid), the net aggregate amount of which in respect of any standalone taxpaying entity shall, after taking into account income Tax refund receivables as described in clause (3) below and the Tax deductions described in clause (5) below, not be less than zero (0) in any jurisdiction, and which shall further be calculated (1) in accordance with the past practices of the Purchased Companies and the Purchased Subsidiaries in preparing income Tax Returns, (2) on a jurisdiction-by-jurisdiction basis for each of the Purchased Companies and the Purchased Subsidiaries and solely in jurisdictions in which the Purchased Companies or the Purchased Subsidiaries have (x) historically filed such income Tax Returns or (y) commenced activities (or otherwise become subject to income Tax) on or after January 1, 2024, and prior to the Closing, (3) without inclusion of any offsets or reductions with respect to Tax refunds or Tax assets (other than overpayments and any estimated or pre-paid income Tax payments made by the Purchased Companies or Purchased Subsidiaries prior to the Calculation Time, in each case, solely to the extent such amounts are attributable to any Pre-Closing Tax Period, and actually reduce the particular current income Tax liability payable by the Purchased Companies or the Purchased Subsidiaries in respect of which such estimated or pre-paid income Tax payments were made or overpayments can be applied), (4) in the case of any Straddle Period, in accordance with Section 6.10(g) (excluding, for the avoidance of doubt, all Tax liabilities of any Parent Group), and (5) taking into account all Tax deductions of the Purchased Companies and the Purchased Subsidiaries arising as a result of or in connection with the consummation of the transactions contemplated by this Agreement that the Buyers and Seller Parent agree are deductible in the Pre-Closing Tax Period at a “more likely than not” (or higher) level of confidence; provided, however, that Indebtedness shall not include: (i) any obligations under any performance, surety, statutory, appeal or similar bond or any letter of credit, in each case to the extent undrawn or uncalled, (ii) Ongoing Employee Liabilities, (iii) any Retained Liability, (iv) any Seller Transaction Expenses, (v) any intercompany indebtedness solely between or among any Purchased Company or any Purchased Subsidiary and (vi) indebtedness incurred, issued or otherwise obtained by or on behalf of or otherwise at the direction of Buyer Parent, any Buyer or its respective Affiliates.

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“Intellectual Property” means all intellectual property rights throughout the world, including all: (i) patents and patent applications, (ii) trademarks, service marks, trade dress and trade names, and all registrations, applications and renewals in connection therewith (together with any goodwill associated therewith), (iii) copyrights and all registrations, applications and renewals in connection therewith, (iv) Internet domain names, (v) trade secrets and other intellectual property rights in know-how, technologies, databases, processes, techniques, protocols, methods, formulae, algorithms, layouts, designs, specifications and confidential information, and (vi) intellectual property rights in software.

“Intermediate LP” means the Cayman Islands exempted limited partnership referred to as “Intermediate LP” in the Pre-Closing Transactions Plan, which will have as sole limited partner Parent LP, as sole general partner GP LLC and as sole management limited partner MLP.

“Investors” means Apollo Hybrid Value Fund II, L.P., Apollo Hybrid Value Overseas Partners (Delaware 892) II, L.P., Apollo Hybrid Value Overseas Partners (Lux) II, SCSp, Apollo Hybrid Value Overseas Partners II, L.P., Apollo Infrastructure Opportunities Fund III (Lux), SCSp, Apollo Infrastructure Opportunities Fund III (Overseas), L.P., Apollo Infrastructure Opportunities Fund III (TE 892), L.P., Apollo Infrastructure Opportunities Fund III, L.P., Apollo Clean Transition Capital Fund, L.P., Apollo Clean Transition Capital Overseas I, L.P., Apollo Clean Transition Capital Overseas II, L.P., AAA Sub Fund 2-Z, L.P., Apollo Infrastructure Company LLC, Fox Hedge L.P., Apollo RWNIH-HSMA LP, BC Partners XI LE – 1 SCSp, BC Partners XI LE – 2 SCSp, BC Partners XI LE – 3 SCSp, BC Partners XI GE – 1 LP, BC Partners XI GE – 2 LP, BC Partners XI GD – 1 LP, BC Partners XI GD – 2 LP and BC Partners XI GD – 3 LP.

“IT Systems” means all software, hardware, hubs, routers, platforms, servers, peripherals, systems, networks, telecommunications equipment and other informational technology equipment, systems and assets.

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“Junior Debt Financing” means any debt financing incurred or intended to be incurred pursuant to the Junior Debt Commitment Letter.

“Junior Debt Financing Parties” means the Persons (including the purchasers and each agent and arranger which, as of the date of this Agreement, include the party set forth on Schedule 10.01(e)) that have committed to provide or arrange, or have otherwise entered into agreements with respect to, the Junior Debt Financing, including the Junior Debt Commitment Letter and the parties to any joinder agreements or any Financing Agreements with respect to the Junior Debt Financing, together with each Affiliate thereof and the respective former, current or future general or limited partners, equity holders, managers, members, directors, officers, employees, agents, representatives, successors and assigns of any of the foregoing.

“JV Company Limited Partnership Agreement” means that certain Amended and Restated Limited Partnership Agreement of the JV Company, which shall incorporate in all material respects the terms and conditions set forth in the term sheet attached hereto as Annex B.

“JV Company Seller” means 1000911292 Ontario Inc., a corporation organized under the laws of the Province of Ontario.

“JV Expenses” means all reasonable and documented out-of-pocket fees and expenses of the Guarantee Providers, Buyer Parent, Buyers and the Merger Subs incurred in connection with the Transactions, but excluding any such fees and expenses to the extent that they are incurred in connection with the Debt Financing.

“Knowledge of Seller Parent” means the actual knowledge, after due inquiry of the Person directly involved with and responsible for the matter in question, of Patrick Dovigi, Ed Glavina, Brad Dlouhy, Craig Orenstein, Kevin Hayden, Luke Pelosi and Mindy Gilbert.

“Law” means any statute, law (including common or civil law), ordinance, act, rule, regulation, code, treaty, decree, judgment, award, requirement or Governmental Order, in each case, of any Governmental Authority.

“Lender Protective Provisions” means the provisions set forth in Section 8.03(c), Section 9.05, Section 9.08(b), Section 9.12, Section 9.16(e) and Section 9.17.

“Liabilities” means all debts, liabilities, guarantees, assurances, commitments, and obligations, whether legal or equitable, accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable, known or unknown, foreseen or unforeseen, ordinary or extraordinary, patent or latent, including those arising under any Law or Proceeding and those arising under any Contract.

“Lien” means any lien, charge, mortgage, deed of trust, pledge, hypothecation, encumbrance, security interest, easement, option, right of first refusal or other similar lien or charge of any kind.

“Loss” or “Losses” means Liabilities, claims, damages, Proceedings, demands, assessments, adjustments, Taxes, penalties, losses, costs and expenses whatsoever (including court costs, reasonable attorneys’ fees and expenses of investigation, and environmental costs, fees or expenses for investigation, remediation or removal), whether equitable or legal, matured or contingent, known or unknown, foreseen or unforeseen, ordinary or extraordinary, patent or latent.

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“Material Adverse Effect” means any effect, change, event, circumstance, condition or occurrence (each an “Effect”) that has or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, liabilities, properties, results of operations or financial condition of the Business, taken as a whole; provided, however, that in no event shall any of the following Effects (or the result of any of the following Effects), alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been, is or will be, a “Material Adverse Effect” on or in respect of the Business: (a) any change after the date hereof in applicable Laws, IFRS or authoritative interpretations thereof, (b) the announcement or the execution of this Agreement, the identity of any Buyer or Buyer Parent, the pendency or consummation of the Transaction or the performance of this Agreement (or the obligations hereunder), including the impact thereof on relationships, contractual or otherwise, with customers, vendors, suppliers, partners (including independent contractors) and employees, (c) any change in interest rates or economic, legal, political, business, financial, social, commodity, currency or market conditions generally, or any change generally affecting any of the industries or markets in which the Business operates or the economy as a whole, including changes in rules, regulations or decisions of any Governmental Authority affecting the waste collection, transportation or disposal industry, (d) the taking of any action at the written request of Buyers or Buyer Parent, (e) any earthquake, hurricane, tsunami, tornado, flood, mudslide, weather condition, wild fire or other natural disaster or act of God, force majeure event or other calamity, including any casualty loss resulting from the foregoing, or any escalation or worsening relating to the foregoing, including any escalation or worsening of stoppages, shutdowns or habits or behavior of people, or any response of any Governmental Authority (including requirements for business closures or “sheltering-in-place”), related to any of the foregoing (in each case other than those changes or other Effects that are described in clauses (i) below), (f) any national, international, foreign, domestic or regional political or social conditions, including as a result of the outcome of any primary or general elections or the outbreak or escalation of hostilities, acts of terrorism, military action, political instability or any governmental or other response to any of the foregoing, in each case whether or not involving the United States, (g) any failure of the Business, taken as a whole, to meet any projections, forecasts or budgets or estimates of revenues, earnings or other financial metrics for any period; provided, that this clause (g) shall not prevent a determination that any change or other Effect underlying such failure to meet projections, forecasts, budgets or estimates has resulted in a Material Adverse Effect (to the extent such change or other Effect is not otherwise excluded from this definition of Material Adverse Effect) or (h) any pandemic, public health event, outbreak of disease or illness, or any escalation or worsening relating to the foregoing, including any escalation or worsening of stoppages, shutdowns or habits or behavior of people, or any response of any Governmental Authority (including any requirements for business closures or “sheltering-in-place”), related to any of the foregoing; except, in the case of clauses (a), (c), (f) and (h) above, to the extent that any such Effect has or would reasonably be expected to have, individually or in the aggregate, a materially disproportionate and adverse effect on the Business, taken as a whole, relative to other Persons operating in the industry sector or sectors in which the Business operates.

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“Material Lease” means a Lease that provides for annual base rental payments in excess of $500,000, other than those that may be terminated at will or by giving notice of ninety (90) days or less without penalty.

“Mid LP” means the Cayman Islands exempted limited partnership referred to as “Mid LP” in the Pre-Closing Transactions Plan, which will have as sole limited partner Intermediate LP, as sole general partner, GP LLC and as sole management limited partner MLP.

“MLP” means the entity referred to as “MLP” in the Pre-Closing Transactions Plan which will be designated on or prior to Closing by BC Partners.

“Net Debt Financing Proceeds” means an amount equal to (x) the Debt Financing Proceeds (which, for the avoidance of doubt, is calculated net of the financing costs, fees and expenses of the Debt Financing) minus (y) the amount of the JV Expenses.

“Ordinary Course” shall mean an action taken, or omitted to be taken, by any Person in the ordinary course of such Person’s business consistent with past practice.

“Organizational Document” means with respect to a corporation, the certificate of incorporation or articles of incorporation and bylaws of such corporation; with respect to a general partnership, the partnership agreement establishing such partnership; with respect to a limited liability company, the articles of organization and the operating agreement of such company, with respect to a joint venture, the joint venture agreement establishing such joint venture; with respect to a limited partnership, the limited partnership agreement and certificate of limited partnership for such entity; with respect to a trust, the instrument establishing such trust; and with respect to any other entity, any charter document or other document executed, adopted, approved, ratified or filed in connection with the formation, creation, constitution or organization of such entity.

“Parent Group” means (i) the “affiliated group” as defined in Code section 1504(a) of which any JV Company Holder is (or is disregarded as an entity separate from) a member, or (ii) with respect to each state, local or foreign jurisdiction in which any JV Company Holder is (or is disregarded as an entity separate from) a member of a group that files a consolidated, combined, or unitary Tax Return and in which the Purchased Companies and the Purchased Subsidiaries are subject to Tax, the group with respect to which such Tax Return is filed.

“Parent LP” means the Cayman Islands exempted limited partnership referred to as “Parent LP” in the Pre-Closing Transactions Plan, which will have as limited partners SPV 1 (holding a 66.7% limited partnership interest in Parent LP) and SPV 2 (holding a 33.3% limited partnership interest in Parent LP), as sole general partner GP LLC and as sole management limited partner MLP.

“Permits” means all permits, licenses, Government Orders, franchises, certificates, directives, notices, authorizations, agreements, approvals, registrations and other similar consents issued by or obtained from a Governmental Authority.

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“Permitted Liens” means (i) statutory or common law Liens of mechanics, materialmen, warehousemen, landlords, carriers, repairmen, construction contractors and other similar Liens that arise in the Ordinary Course for amounts which are not overdue by more than ninety (90) or which are being contested in good faith through appropriate Proceedings, (ii) Liens incurred in the Ordinary Course (A) in connection with workers’ compensation, unemployment insurance and other social security legislation, (B) securing liability for reimbursement or indemnification obligations of insurance carriers providing property, casualty, liability or other insurance to the Business under self-insurance arrangements as well as Liens on insurance policies and the proceeds thereof securing the financing of insurance premiums with respect thereto, or (C) securing obligations in respect of letters of credit that have been posted by or on behalf of the Business to support the payment of the items in the immediately preceding clauses (A) and (B), (iii) Liens to secure the performance of tenders, bids, trade contracts, governmental contracts, leases and other Contracts (other than indebtedness for borrowed money), statutory obligations, surety, stay, customs and appeal bonds, performance bonds, performance and completion guarantees and other obligations of a like nature (including (A) those to secure health, safety and environmental obligations, (B) those required or requested by any Governmental Authority and (C) letters of credit issued in lieu of any such bonds or to support the issuance thereof) incurred in the Ordinary Course, (iv) Liens for Taxes, assessments or other governmental charges, in each case, not yet due and payable or not yet delinquent (or which may be paid without interest or penalties) or which are being contested in good faith through appropriate Proceedings and for which adequate reserves have been maintained in accordance with IFRS, (v) Liens securing rental payments under capital lease agreements and purchase money obligations, (vi) Liens on real property (including easements, covenants, servitudes, licenses, rights of way, conditions, restrictions, encumbrances, defects, encroachments, imperfections, irregularities of title or other Liens and similar restrictions) that (A) are matters of record, are registered on title or are disclosed in title commitments, reports, searches or policies made available to Buyer Parent or (B) would be disclosed by a current, accurate survey or physical inspection of such real property, in each case of clauses (A) and (B), and which do not materially interfere with the present uses of such real property or secure the payment of money, (vii) building and zoning laws, ordinances and regulations now or hereinafter in effect relating to real property which are not violated by the current use or occupancy or such real property, (viii) other Liens arising in the Ordinary Course and not incurred in connection with the borrowing of money, in respect of (A) Liens that are customary contractual rights of setoff relating to deposit accounts or relating to purchase orders and other agreements entered into with customers in the Ordinary Course and (B) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods or equipment in the Ordinary Course, (ix) in respect of the Real Property, (A) subsisting reservations, limitations, provisos, conditions in any original grants from the Crown of any real property or interest therein and reservations and exceptions to title set forth in Laws, and (B) any rights of expropriation, access use or any other right conferred or reserved by or in Laws, (x) as to the Leased Real Property, (A) any interest or title of a landlord under any Lease, (B) any statutory Lien in favor of the landlord under any Lease or landlord lien permitted by the terms of any Lease, or assignments of insurance or condemnation proceeds provided to landlords (or their mortgagees) pursuant to the terms of any Lease, and (C) any Lien, restriction or encumbrance affecting the fee interest of any Leased Real Property, (xi) Liens that will be discharged or released at or prior to the Closing and (xii) the Liens set forth on Schedule 10.01(b).

“Person” means any individual, firm, corporation, partnership, trust, business trust, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, Governmental Authority or other entity of any kind.

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“Personal Information” means any data that constitutes “personally identifiable information,” “personal information,” “personal data,” under applicable Law.

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date and the portion of any Straddle Period ending on (and including) the Closing Date.

“Proceeding” means any investigation (including any audit, inquiry or examination) claim, action, charge, suit, assessment, arbitration, or proceeding, in each case that is by or before any Governmental Authority.

“Process” or “Processing” means to access, alter, collect, combine, compile, use, create, modify, retrieve, intercept, structure, disclose, de-identify, anonymize, derive, transfer, maintain, make available, store, destroy, record, restrict, retain, transmit, delete, dispose, erase, manage or other process or processing.

“Purchased Subsidiary” means each Subsidiary of a Purchased Company.

“Purchaser Tax Refund” means any refund or credit of Taxes received by the JV Company, the Purchased Companies or Purchased Subsidiaries, or any of their respective Affiliates with respect to the Pre-Closing Tax Period to the extent (A) such refund or credit was reflected or otherwise taken into account in Closing Date Indebtedness or Closing Date Seller Transaction Expenses, in each case, as finally determined hereunder; (B) the Purchased Company or Purchased Subsidiaries or any of their Subsidiaries (or any Affiliate thereof) is under any prior obligation to pay over such refund or credit to any Person (other than pursuant to this Agreement) pursuant to a written agreement entered into by the Purchased Companies or the Purchased Subsidiaries prior to the Closing; (C) such refund or credit results from the carryback of a Tax attribute of any Buyer (or any of its respective Affiliates) or the Purchased Company or Purchased Subsidiaries, in each case, from a Tax period (or portion thereof) beginning after the Closing Date to a Pre-Closing Tax Period; or (D) such refund or credit is a refund or credit of Taxes that are not (1) paid by any Purchased Company or Purchased Subsidiary prior to the Calculation Time, (2) paid, or in respect of Retained Liabilities for Taxes described in Section 1.03(e)(ii), indemnified, by Seller Parent or any of its Affiliates (other than the Purchased Companies or the Purchased Subsidiaries), or (3) reflected or otherwise taken into account in Closing Date Indebtedness or Closing Date Seller Transaction Expenses, in either case, as finally determined.

“Release” means any release, spill, emission, leaking, pumping, emptying, migrating, spraying, abandoning, seepage, placement, pouring, injecting, escaping, depositing, disposal, discharge, dumping, leaching of any Hazardous Material into, on, into or through the Environment.

“Released Parties” means (i) the Seller Parties (other than the shareholders of Seller Parent in their capacity as such) when each Buyer (on behalf of itself and each of the other Buyer Parties (other than the Excluded Investor Entities)) is giving to the Seller Parties the waivers and releases set forth in Section 9.18, and (ii) the Buyer Parties (other than the Excluded Investor Entities) when Seller Parent (on behalf of itself and each of the other Seller Parties) is giving to the Buyer Parties (other than the Excluded Investor Entities) the waivers and releases set forth in Section 9.18.

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“Releasing Party” means, (i) each of Buyers and Buyer Parent (on behalf of itself and each of the other Buyer Parties (other than the Excluded Investor Entities)) when giving to the Seller Parties the waivers and releases set forth in Section 9.18, and (ii) Seller Parent (on behalf of itself and each of the other Seller Parties, other than the shareholders of Seller Parent in their capacity as such) when giving to the Buyer Parties (other than the Excluded Investor Entities) the waivers and releases set forth in Section 9.18.

“Required Financial Information” means the Carve-out Financial Information.

“Retained Businesses” means all businesses, products or services, other than the Business, now, previously or hereafter conducted or provided (as applicable) by Seller Parent or any of its Affiliates.

“Retained Companies” means Seller Parent and all of its direct and indirect Subsidiaries and their respective Affiliates, other than the Purchased Companies and Purchased Subsidiaries.

“Sanctioned Country” means any country or territory to the extent that such country or territory itself is the subject of any comprehensive Sanctions (currently, Crimea, Cuba, Iran, North Korea, Syria and those portions of the Donetsk People’s Republic, Luhansk People’s Republic, Kherson and Zaporizhzhia regions (and such other regions) of Ukraine over which any Sanctions authority imposes comprehensive Sanctions), or any country or territory whose government is the subject of Sanctions (currently, Venezuela) or that is otherwise the subject of broad restrictions under Sanctions (including Afghanistan, Belarus and Russia);

“Sanctioned Person” means (i) any Person listed on any Sanctions-related restricted party list maintained by OFAC, the U.S. Department of State, the United Nations Security Council, the European Union, any Member State of the European Union, the United Kingdom, or the Government of Canada, (ii) the government of, or agency or instrumentality of the government of, a Sanctioned Country, or (iii) any Person fifty percent (50%) or greater owned, directly or indirectly, or otherwise controlled by or acting for or on behalf of any such person or persons described in clause (i) or (ii) to the extent the owned or controlled Person is itself subject to the restrictions or prohibitions as the Person described in clause (i) or (ii).

“Sanctions” means economic and financial sanctions or trade embargoes imposed, administered, or enforced from time to time by the U.S. government (including those administered by U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) or the U.S. Department of State), the United Nations Security Council, the European Union, any European Union member state, the United Kingdom, or the Government of Canada.

“Security Breach” means any security breach resulting in (i) unauthorized access or use of any of the IT Systems owned by Seller Parent or its Affiliates, or (ii) unauthorized access, acquisition, destruction, damage, disclosure, loss, corruption, alteration, or use of any Personal Information used or processed in connection with the Business, or of any of the Business’s own confidential or proprietary information.

“Seller Fundamental Representations” means the representations and warranties set forth in Section 2.01(a), Section 2.02(a), Section 2.06(a)-(c), Section 2.15, Section 3.01, and Section 3.02.

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“Seller Parties” means (a) Seller Parent and its Affiliates and (b) the respective former, current or future general or limited partners, equity holders, managers, members, Affiliates, directors, officers, employees, agents, representatives, successors and assigns of the Persons identified in clause (a), in each case, in their capacity as such.

“Seller Transaction Expenses” means, to the extent not paid prior to the Calculation Time and required to be paid by any of the JV Company, GP LLC, SPV 1, SPV 2, Parent LP, Intermediate LP, Mid LP, Buyer LP, US Holdco, the BidCos, the Purchased Companies or the Purchased Subsidiaries following the Calculation Time, (a) all fees and disbursements payable to investment bankers, brokers, financial advisors, accountants, finders, attorneys, consultants or fees, disbursements, reimbursements, commissions, expenses or costs, in each case payable or incurred by any of the JV Company, GP LLC, SPV 1, SPV 2, Parent LP, Intermediate LP, Mid LP, Buyer LP, US Holdco, the BidCos, the Purchased Companies or the Purchased Subsidiaries in connection with the negotiation, preparation, and delivery of this Agreement and the consummation of the Transaction; or (b) any single-trigger change in control, transaction, or similar payments that become payable to any officer, director, manager, employee or individual consultant of any Purchased Company or any Purchased Subsidiary, or any other Business Employee, solely as a result of the Transaction, and in each case the employer portion of any payroll or employment Taxes incurred in connection with such amount, but excluding (i) any amounts payable by any Purchased Company or any Purchased Subsidiary pursuant to any agreements with any directors, managers, employees or officers that are incurred, in part or whole, as the result of or in connection with events or occurrences arising after the Closing (including continued service or termination of employment) and (ii) any payments made at the direction of any Buyer or any of its respective Affiliates at any time; provided, that Seller Transaction Expenses shall not include any amounts taken into account in the calculation of any Retained Liability, Ongoing Employee Liability or Closing Date Indebtedness.

“Senior Debt Financing” means any debt financing incurred or intended to be incurred by Buyers pursuant to the Senior Debt Commitment Letters.

“Senior Debt Financing Parties” means the Persons (including the lenders and each agent and arranger) that have committed to provide or arrange, or have otherwise entered into agreements with respect to, the Senior Debt Financing, including the Senior Debt Commitment Letters and the parties to any joinder agreements or any Debt Financing Agreements in respect of the Senior Debt Financing, together with each Affiliate thereof and the respective former, current or future general or limited partners, equity holders, managers, members, directors, officers, employees, agents, representatives, successors and assigns of any of the foregoing.

“Shared Contract” means any Contract to which Seller Parent or any of its Subsidiaries is a party with any non-Affiliated third party and which benefits, or relates to, both the Business and any Retained Business.

“Shared Permit” means any Permit that relates to both the Business and any Retained Business.

“Specified Add-On Cash Adjustment Amount” means an amount equal to (a) in the event that the definitive acquisition agreement setting forth the terms and conditions in respect of the Acquisition of Specified Add-On Target 1 is executed and delivered by all parties thereto prior to the Calculation Time but such Acquisition is not consummated prior to the Calculation Time, an amount equal to the enterprise value of Specified Add-On Target 1 as set forth on Schedule 10.01(c), plus (b) in the event that the definitive acquisition agreement setting forth the terms and conditions in respect of the Acquisition of Specified Add-On Target 2 is executed and delivered by all parties thereto prior to the Calculation Time but such Acquisition is not consummated prior to the Calculation Time, an amount equal to the enterprise value of Specified Add-On Target 2 as set forth on Schedule 10.01(c); provided, however, that, in the case of each of clauses (a) and (b) above, the prior written consent of Buyer Parent in respect of the relevant definitive documentation shall have been obtained prior to its entering into by Seller Parent or any of its Subsidiaries, in each case, as and to the fullest extent required by clause (B) of Section 6.01(a)(xvi).

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“Specified Add-On EBITDA Adjustment Amount” means an amount equal to (i) the Specified Add-On Target 1 EBITDA Decrease Amount, plus (ii) the Specified Add-On Target 2 EBITDA Decrease Amount.

“Specified Add-On Target 1” means the Person set forth on Schedule 10.01(c).

“Specified Add-On Target 1 EBITDA Decrease Amount” means (i) in the event that the definitive acquisition agreement setting forth the terms and conditions in respect of the Acquisition of the Specified Add-On Target 1 is not executed and delivered by all parties prior to the Calculation Time, the amount set forth on Schedule 10.01(c), or (ii) in the event that the definitive acquisition agreement setting forth the terms and conditions of in respect of the Acquisition of the Specified Add-On Target 1 is executed and delivered by all parties thereto prior to the Calculation Time, an amount equal to $0.

“Specified Add-On Target 2” means the Person set forth on Schedule 10.01(c).

“Specified Add-On Target 2 EBITDA Decrease Amount” means (i) in the event that the definitive acquisition agreement setting forth the terms and conditions in respect of the Acquisition of the Specified Add-On Target 2 is not executed and delivered by all parties thereto prior to the Calculation Time, the amount set forth on Schedule 10.01(c), or (ii) in the event that the definitive acquisition agreement setting forth the terms and conditions in respect of the Acquisition of the Specified Add-On Target 2 is executed and delivered by all parties thereto prior to the Calculation Time, an amount equal to $0.

“SPV 1” means the Cayman Islands exempted limited partnership referred to as Equity SPV #1 LP in the Pre-Closing Transactions Plan which will have as sole limited partner the JV Company, as sole general partner GP LLC, and as sole management limited partner MLP.

“SPV 2” means the Cayman Islands exempted limited partnership referred to as Equity SPV #2 LP in the Pre-Closing Transactions Plan which will have as sole limited partner the JV Company, as sole general partner GP LLC, and MLP, as sole management limited partner.

“Straddle Period” means, for U.S. Tax purposes, any period that includes but does not end on the Closing Date, and for Canadian Tax purposes, any period that begins before the Closing Date and ends after the Closing Date.

113

“Subsidiary” means, with respect to a specified Person, a corporation or other entity of which fifty percent (50%) or more of the voting power of the equity securities or equity interests is owned, directly or indirectly, by such specified Person.

“Tax” or “Taxes” means any and all taxes and other similar duties, fees, premiums, assessments, imposts, levies and charges of any kind whatsoever (together with any and all interest, penalties, fines, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority or taxing authority, including taxes or other charges levied on, measured by, referred to as, or with respect to income, franchises, windfall or other profits, gross receipts, capital, land transfer, property, development, occupancy, minimum, alternative minimum, estimated, sales, goods and services, harmonized sales, use, business, employer health, payroll, employment, health, social services, education, social security, workers’ compensation, unemployment compensation, or net worth, taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value added, or gains taxes, surtaxes, license, registration and documentation fees, and customs duties, import and export taxes, countervail and anti-dumping, tariffs, and similar charges, and all employment insurance, health insurance and Canada, Québec and other government pension plan premiums or contributions, in each case, whether disputed or not.

“Tax Return” means any return, declaration, report, election, notice, filing, form, application, claim for refund, statement or any other document (whether in tangible, electronic or other form) made, prepared or filed, or required to be made, prepared or filed with a Governmental Authority in respect of Taxes (including any attachments, schedules, supplements, appendices and exhibits thereto and any amendment thereof).

“Trade Control Laws” means any applicable United States or Canadian export, re-export, and transfer control Laws, antiboycott Laws, import Laws, customs Laws and all other applicable import and export control Laws in other countries in which the Seller Parent or any of its Subsidiaries conduct business.

“Transactions” means, collectively, the Purchase and Sale, the Pre-Closing Transactions, the Merger, the Amalgamation, the Pre-Closing CA AmalCo Contributions, the Pre-Closing Contributions, the Pre-Closing Bidco Exchanges and the other transactions contemplated by this Agreement and the Ancillary Agreements.

“Transferred Benefit Plan” means each Employee Benefit Plan that is maintained, sponsored or contributed to (or required to be contributed to) solely by any of the Purchased Companies or Purchased Subsidiaries as of the date hereof.

“Upward Net Working Capital Adjustment Amount” means, in the event that the Closing occurs on or after September 2, 2025, an amount equal to $35,000,000.

“U.S. Multiemployer Plan” means a multiemployer plan, as defined in Section 3(37) or 4001(a)(3) of ERISA.

“US BidCo” means the direct wholly-owned Subsidiary of US Holdco referred to as “GFL Erie US LLC” in the Pre-Closing Transactions Plan.

114

“US Holdco” means the indirect wholly-owned Subsidiary of the JV Company referred to as “GFL Erie US Holdco” in the Pre-Closing Transactions Plan.

“US JV Company Holders” means, collectively, (a) WCA Waste Systems, Inc., a Delaware corporation, (b) American Waste, Inc., a Michigan corporation, and (c) GFL Holdco.

Section 10.02         Table of Defined Terms.

Term	Section
2024 Audit	Section 10.01
AAA	Section 1.07(b)
Accounting Auditor	Section 1.07(b)
Acquisition	Section 6.01(a)(xvi)
Acquisition Transaction	Section 6.06
Active Government Contract	Section 2.17(a)
Adjustment Amount	Section 1.07(a)
Affiliate	Section 10.01
Affiliate Agreement	Section 2.21
Agreement	Preamble
Alternative Financing	Section 6.17(b)
Amalgamation	Section 1.01(c)
Amalgamation Effective Time	Section 1.01(i)
Ancillary Agreements	Section 10.01
Anti-Corruption Laws	Section 10.01
Anti-Money-Laundering Laws	Section 10.01
Apollo	Section 10.01
Assigned Leases	Section 1.03(b)(vi)
Assumed Contracts	Section 1.03(b)(vi)
Assumed Permits	Section 1.03(b)(i)
BC Partners	Section 10.01
BC Partners Advisors	Section 9.17
BCP Parties	Section 10.01
BidCos	Section 10.01
Business	Section 10.01
Business Day	Section 10.01
Business Employee List	Section 2.13(a)
Business Employees	Section 10.01
Business Registered Intellectual Property	Section 2.22(a)
Business Restrictive Covenant Obligations	Section 6.07(m)
Buyer | Buyers	Preamble
Buyer Cure Period	Section 8.01(d)(i)
Buyer Fundamental Representations	Section 10.01
Buyer LP	Section 10.01
Buyer Material Adverse Effect	Section 4.01
Buyer Parent	Preamble
Buyer Parent Material Adverse Effect	Section 5.01
Buyer Parties	Section 10.01

115

CA AmalCo	Section 1.01(c)
CA AmalCo Sub	Preamble
CA Amalgamation Agreement	Recitals
CA BidCo	Section 10.01
CA BidCo Certificate of Amalgamation	Section 1.01(k)
CA BidCo-GESI Certificate of Amalgamation	Section 10.01
Calculation Time	Section 10.01
Canadian Group Company	Section 2.14
Canadian Multi-Employer Plan	Section 10.01
Canadian Purchased Company	Section 1.01(g)
Carve-out Financial Information	Section 10.01
Cash	Section 10.01
Cloned Benefit Plans	Section 6.07(n)
Closing	Section 1.06(a)
Closing Cash Consideration	Section 10.01
Closing Date	Section 1.06(a)
Closing Date Cash	Section 1.07(a)
Closing Date Indebtedness	Section 1.07(a)
Closing Date Seller Transaction Expenses	Section 1.07(a)
Closing Purchase Price	Section 10.01
COBRA	Section 10.01
Code	Section 10.01
Collective Bargaining Agreement	Section 2.13(b)
Commercial Contracts	Section 1.03(b)(v)
Commitment Letters	Section 10.01
Compliant	Section 10.01
Confidentiality Agreements	Section 10.01
Consideration and Transfer Schedule	Section 10.01
Continuing Employees	Section 6.07(a)
Continuing Support Arrangements	Section 6.09
Contract	Section 10.01
control	Section 10.01
Controlling Party	Section 6.10(b)(ii)
Customer Contracts	Section 1.03(b)(iv)
Data Room	Section 10.03(k)
Debt Commitment Letters	Section 4.06(a)
Debt Fee Letter	Section 4.06(a)
Debt Financing	Section 10.01
Debt Financing Agreements	Section 6.17(a)
Debt Financing Parties	Section 10.01
Debt Financing Proceeds	Section 1.01(e)
Deficit Amount	Section 1.07(c)
Delaware Act	Section 10.01
Designated Person	Section 9.19(a)
Determination Date	Section 1.07(b)
Disclosing Party	Section 6.10(h)

116

Disclosure Requirements	Section 6.10(h)
Disputed Items	Section 1.07(b)
Downward Net Working Capital Adjustment Amount	Section 10.01
Emergency	Section 6.01(d)
Employee Benefit Plan	Section 10.01
Environment	Section 10.01
Environmental Laws	Section 10.01
Environmental Liabilities	Section 10.01
Environmental Order	Section 10.01
Equity Commitment Letters	Section 4.06(a)
Equity Financing	Section 10.01
Equity Securities	Section 10.01
ERISA	Section 10.01
Estimated Closing Date Cash	Section 1.05
Estimated Closing Date Indebtedness	Section 1.05
Estimated Closing Date Seller Transaction Expenses	Section 1.05
Estimated Closing Statement	Section 1.05
Excluded Benefits	Section 6.07(c)
Excluded Investor Entities	Section 10.01
Existing GFL Investment Agreements	Section 10.01
Existing Representation	Section 9.19(a)
Final Closing Statement	Section 1.07(a)
Finalized Purchase Price Allocation	Section 6.10(e)
Financial Statements	Section 2.07(a)
Financial Statements Date	Section 10.01
Financing	Section 10.01
Financing Agreements	Section 6.17(a)
First Push-Down Contribution	Section 1.01(g)
First US Contributions	Section 1.01(g)
Fraud	Section 10.01
GFL Benefit Plan	Section 10.01
GFL Employees	Section 10.01
GFL Exit Date	Section 10.01
GFL HoldCo	Section 10.01
Government Contract	Section 10.01
Governmental Authority	Section 10.01
Governmental Order	Section 10.01
GP LLC	Section 10.01
Guarantee Provider	Section 10.01
Guaranties	Recitals
Hazardous Material	Section 10.01
IFRS	Section 10.01
Inactive Business Employee	Section 10.01
Increase Amount	Section 1.07(c)
Indebtedness	Section 10.01
Inside Date Period	Section 1.06(a)

117

Insurance Policy	Section 2.16
Intellectual Property	Section 10.01
Intended Tax Treatment	Section 6.10(j)(ii)(B)
Interim Period	Section 6.01(a)
Intermediate LP	Section 10.01
Investors	Section 10.01
IT Systems	Section 10.01
Junior Debt Commitment Letter	Section 4.06(a)
Junior Debt Financing	Section 10.01
Junior Debt Financing Cooperation	Section 6.18
Junior Debt Financing Parties	Section 10.01
Junior Debt Financing Proceeds	Section 1.01(e)
JV Company	Recitals
JV Company Holder | JV Company Holders	Recitals
JV Company Limited Partnership Agreement	Section 10.01
JV Company Seller	Section 10.01
JV Expenses	Section 10.01
Knowledge of Seller Parent	Section 10.01
Law	Section 10.01
Lease	Section 2.18(a)
Leased Real Property	Section 2.18(a)
Lender Protective Provisions	Section 10.01
Liabilities	Section 10.01
Lien	Section 10.01
Loss | Losses	Section 10.01
Mandatory Disclosure	Section 6.10(h)
Marketing Materials	Section 6.18(b)
Material Adverse Effect	Section 10.01
Material Contract	Section 2.11(a)
Material Lease	Section 10.01
Material Permits	Section 2.23
Merger	Section 1.01(b)
Merger Effective Time	Section 1.01(h)
Merger Subs	Preamble
Mid LP	Section 10.01
MLP	Section 10.01
Net Debt Financing Proceeds	Section 10.01
Non-Assignable Assets	Section 6.16(b)
Non-Controlling Party	Section 6.10(b)(ii)
Non-Recourse Parties	Section 9.17
Notice of Disagreement	Section 1.07(b)
OFAC	Section 10.01
Ongoing Employee Liabilities	Section 1.03(c)(vi)
Ordinary Course	Section 10.01
Organizational Document	Section 10.01
Owned Real Property	Section 2.18(a)

118

Parent Group	Section 10.01
Parent LP	Section 10.01
Party | Parties	Preamble
Permits	Section 10.01
Permitted Liens	Section 10.01
Person	Section 10.01
Personal Information	Section 10.01
Post-Closing Matters	Section 9.19(a)
Post-Closing Representations	Section 9.19(a)
Pre-Closing BidCo Exchanges	Section 1.01(g)
Pre-Closing CA AmalCo Contributions	Section 1.01(f)
Pre-Closing Contributions	Section 1.01(g)
Pre-Closing Date Event	Section 6.13(a)
Pre-Closing Designated Persons	Section 9.19(b)
Pre-Closing Privileges	Section 9.19(b)
Pre-Closing Reorganization Documents	Section 6.16(b)
Pre-Closing Tax Period	Section 10.01
Pre-Closing Transactions	Section 6.16(a)
Pre-Closing Transactions Plan	Section 6.16(a)
Prior Counsel	Section 9.19(a)
Privileged Materials	Section 9.19(c)
Proceeding	Section 10.01
Process | Processing	Section 10.01
Prohibited Financing Amendments	Section 6.17(c)
Protection Period	Section 6.07(c)
Purchase and Sale	Recitals
Purchase Price Allocation	Section 6.10(e)
Purchased Companies CTB Elections	Section 6.10(j)(ii)(B)
Purchased Company | Purchased Companies	Recitals
Purchased Company Tax Limit	Section 1.03(c)(v)
Purchased Equity Interests	Recitals
Purchased Subsidiary	Section 10.01
Purchaser Tax Refund	Section 10.01
Real Property	Section 2.18(a)
Registrar	Section 1.01(i)
Reimbursable Employee Costs	Section 6.07(o)
Reimbursement Amount	Section 8.03(b)
Release	Section 10.01
Release Letter	Section 1.06(b)(vi)
Released Parties	Section 10.01
Releasing Party	Section 10.01
Remedies Exception	Section 2.11(b)
Representatives	Section 6.18
Required Financial Information	Section 10.01
Required Funding Amount	Section 4.06(d)
Restricted Period	Section 6.12(a)

119

Restrictive Covenants	Section 6.12(c)
Retained Assets	Section 1.03(d)
Retained Businesses	Section 10.01
Retained Companies	Section 10.01
Retained Liabilities	Section 1.03(e)
Reverse Termination Fee	Section 8.03(a)
Sanctioned Country	Section 10.01
Sanctioned Person	Section 10.01
Sanctions	Section 10.01
Second Push-Down Contributions	Section 1.01(g)
Second US Contributions	Section 1.01(g)
Securities Act	Section 4.10
Security Breach	Section 10.01
Seller Cure Period	Section 8.01(c)(i)
Seller Fundamental Representations	Section 10.01
Seller Marks	Section 6.08
Seller Material Adverse Effect	Section 2.04
Seller Parent	Preamble
Seller Parent’s 401(k) Plan	Section 6.07(f)
Seller Parties	Section 10.01
Seller Refund	Section 6.10(k)
Seller Transaction Expenses	Section 10.01
Senior Debt Commitment Letter	Section 4.06(a), Section 4.06(a)
Senior Debt Financing	Section 10.01
Senior Debt Financing Parties	Section 10.01
Senior Debt Financing Proceeds	Section 1.01(a)
Services Agreement	Section 6.20
Shared Contract	Section 10.01
Shared Permit	Section 10.01
Specified Add-On Cash Adjustment Amount	Section 10.01
Specified Add-On EBITDA Adjustment Amount	Section 10.01
Specified Add-On Target 1	Section 10.01
Specified Add-On Target 1 EBITDA Decrease Amount	Section 10.01
Specified Add-On Target 2	Section 10.01
Specified Add-On Target 2 EBITDA Decrease Amount	Section 10.01
SPV 1	Section 10.01
SPV 2	Section 10.01
Straddle Period	Section 10.01
Subsidiary	Section 10.01
Support Arrangements	Section 6.09
Surviving Provisions	Section 8.02
Surviving US BidCo Entity	Section 1.01(b)
Tax | Taxes	Section 10.01
Tax Contest	Section 6.10(b)(ii)
Tax Return	Section 10.01
Terminating Buyer Breach	Section 8.01(d)(i)

120

Terminating Seller Breach	Section 8.01(c)(i)
Termination Date	Section 8.01(c)(ii)
Top Customers	Section 2.24
Top Suppliers	Section 2.24
Trade Control Laws	Section 10.01
Trademark License Agreement	Section 1.06(b)(iv)
Transactions	Section 10.01
Transfer Tax Limit	Section 6.10(c)
Transfer Taxes	Section 6.10(c)
Transferred 401(k) Plan	Section 6.07(n)
Transferred Assets	Section 1.03(b)
Transferred Benefit Plan	Section 10.01
Transferred H&W Plans	Section 6.07(n)
Transferred JV Interests	Recitals
Transferred JV Interests Assignment	Section 1.06(b)(i)
Transferred Liabilities	Section 1.03(c)
Transition Benefit Plans	Section 6.07(g)
U.S. Multiemployer Plan	Section 10.01
Upward Net Working Capital Adjustment Amount	Section 10.01
US BidCo	Section 10.01
US BidCo Certificate of Merger	Section 1.01(h)
US BidCo CTB Elections	Section 6.10(j)(ii)(A)
US Holdco	Section 10.01
US JV Company Holders	Section 10.01
US Merger Sub	Preamble
WARN Act	Section 2.13(d)

Section 10.03         Construction.

(a)            Unless the context of this Agreement otherwise requires, (i) references in the singular or to “him”, “her”, “it”, “itself”, or other like references, and references in the plural or the feminine, masculine or neuter reference, shall, as the case may be, also, when the context so requires, be deemed to include the plural or singular, or the masculine, feminine or neuter reference, as the case may be, (ii) the terms “hereof”, “herein”, “hereby”, “hereto” and derivative or similar words refer to this entire Agreement, (iii) the terms “Article”, “Section”, “Annex” or “Schedule” refer to the specified Article, Section, Annex, or Schedule of this Agreement, (iv) references to “including” mean “including, without limitation”, and (v) the word “or” is not exclusive and has the meaning represented by the term “and/or”.

(b)            Unless the context of this Agreement otherwise requires, references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto to the extent such subsequent amendments and modifications have been made available to Buyer Parent.

(c)            Unless the context of this Agreement otherwise requires, references to statutes includes all regulations promulgated thereunder.

121

(d)            The phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”.

(e)            The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent and no rule of strict construction shall be applied against any Party.

(f)            Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded. If the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day.

(g)            All references herein to “$” or “dollars” shall refer to Canadian dollars.

(h)            All references herein to a “consent” of any Person shall be deemed to refer to consent not being unreasonably conditioned, withheld, delayed or denied by such Person.

(i)            The headings in this Agreement are for convenience and identification only and are not intended to describe, interpret, define or limit the scope, extent or intent of this Agreement or any provision thereof.

(j)            All accounting terms used herein and not expressly defined herein shall have the meanings given to them under IFRS unless the context otherwise requires.

(k)            Whenever the phrase “made available,” “delivered”, “provided” or words of similar import are used in reference to a document, it shall mean the document was made available for viewing by Buyers or their representatives in the “Erie” folder of the electronic data room hosted by Datasite (including any “clean room,” “clean team” or similar data room or folder associated therewith or included therein; provided, however, that Buyers or their representatives have access to such data room or folder) (the “Data Room”) as that site existed, and was accessible, as of 5:00 p.m. Eastern Standard Time on the day prior to the date hereof.

[Remainder of page intentionally left blank.]

122

IN WITNESS WHEREOF the Parties have hereunto caused this Agreement to be duly executed as of the date first above written.

BUYERS:

AP ERIE HOLDINGS, L.P.

By:	AP Erie Advisors, LLC, its general partner

By:	Apollo Hybrid Value Advisors II, L.P., its managing member

By:	Apollo Hybrid Value Capital Management II, LLC, its general partner

By:	(signed) “James Elworth”
Name: James Elworth
Title: Vice President

BC PARTNERS ERIE BUYER LP

By:	(signed) “Matthew Elston”
Name: Matthew Elston
Title: Director

By:	(signed) “Mark Rodliffe”
Name: Mark Rodliffe
Title: Director

[Signature Page to Equity Purchase Agreement]

MERGER SUBS:

ERIE US MERGER SUB INC.

By:	(signed) “Paolo Notarnicola”
Name: Paolo Notarnicola
Title: President and Secretary

ERIE CANADIAN MERGER SUB INC.

By:	(signed) “Paolo Notarnicola”
Name: Paolo Notarnicola
Title: President

BUYER PARENT:

ERIE BUYER PARENT LP

By:	Erie Buyer Parent GP, its general partner

By:	(signed) “Paolo Notarnicola”
Name: Paolo Notarnicola
Title: Director

[Signature Page to Equity Purchase Agreement]

SELLER PARENT:

GFL ENVIRONMENTAL INC.

By:	(signed) “Patrick Dovigi”
Name: Patrick Dovigi
Title: President

[Signature Page to Equity Purchase Agreement]

Annex A

Form of Transferred JV Interests Assignment

This TRANSFERRED JV INTERESTS ASSIGNMENT AGREEMENT (this “Assignment Agreement”) is made this [ ● ] day of [ ● ], 2025, by and among 1000911292 Ontario Inc., a corporation organized under the laws of the Province of Ontario (the “JV Company Seller”), and the Persons identified as “Buyers” on the signature pages hereto (each a “Buyer” and collectively, “Buyers”, and together with the JV Company Seller, the “Parties” and each individually, a “Party”). All capitalized terms used but not otherwise defined in this Assignment Agreement shall have the respective meanings set forth in the Purchase Agreement (as defined below).

WHEREAS, Seller Parent, Buyers and certain other parties have entered into that certain Equity Purchase Agreement, dated as of January 6, 2025 (the “Purchase Agreement”), pursuant to which, among other things, Buyers have agreed to purchase from the JV Company Seller, and Seller Parent has agreed to cause the JV Company Seller to sell to Buyers, the Transferred JV Interests.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein and the Purchase Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1.	Sale of the Purchased Equity Interests. The JV Company Seller hereby sells, transfers and conveys to each Buyer, and each Buyer hereby purchases and acquires, fifty percent (50%) of the JV Company Seller’s right, title and interest in, to and under the Transferred JV Interests owned by the JV Company Seller, free and clear of all Liens (other than those arising pursuant to applicable securities Laws and those created by such Buyer).

2.	Effectiveness. The sale, transfer and conveyance of the Transferred JV Interests pursuant to Section 1 of this Assignment Agreement shall be deemed effective as of the Closing.

3.	No Other Representations. Each Buyer acknowledges that, in accordance with Section 2.27 of the Purchase Agreement, none of the JV Company Seller or any other Seller Party has made or is making, any representation or warranty with respect to the Transferred JV Interests except as expressly set forth in Articles II and III of the Purchase Agreement, and the JV Company Seller hereby expressly disclaims any implied warranties.

4.	Terms of the Purchase Agreement. This Assignment Agreement is subject in all respects to the terms and conditions of the Purchase Agreement. The terms of the Purchase Agreement, including the representations, warranties, covenants and other agreements relating to the Purchased Equity Interests, are incorporated herein by this reference. Nothing contained in this Assignment Agreement shall be deemed to supersede, expand or extinguish any of the respective obligations, covenants, representations or warranties of Buyer or any Seller contained in the Purchase Agreement. In the event of any conflict between this Assignment Agreement and the Purchase Agreement, the terms of the Purchase Agreement shall govern and control.

5.	Further Assurances. Each of the Parties shall do, execute, acknowledge and deliver all such further acts, assurances, deeds, assignments, transfers, conveyances and other instruments and papers as may be reasonably required or appropriate to carry out the transactions contemplated hereby.

6.	Other Terms. The provisions of Section 9.03 (Notices), Section 9.04 (Assignment), Section 9.05 (Rights of Third-Parties), Section 9.08 (Governing Law), Section 9.09 (Captions; Counterparts) Section 9.11 (Entire Agreement), Section 9.12 (Amendments), Section 9.14 (Severability), Section 9.15 (Jurisdiction; WAIVER OF JURY TRIAL) and Section 9.16 (Enforcement) of the Purchase Agreement are incorporated herein by reference and shall apply to the terms and provisions of this Assignment Agreement mutatis mutandis.

7.	Headings; Construction. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Assignment Agreement. As used herein: (i) references in the singular or to “him”, “her”, “it”, “itself”, or other like references, and references in the plural or the feminine, masculine or neuter reference, shall, as the case may be, also, when the context so requires, be deemed to include the plural or singular, or the masculine, feminine or neuter reference, as the case may be, (ii) the terms “hereof”, “herein”, “hereby”, “hereto” and derivative or similar words refer to this entire Assignment Agreement, (iii) the terms “Section” refer to the specified Section of this Assignment Agreement, (iv) references to “including” mean “including, without limitation”, and (v) the word “or” is not exclusive and has the meaning represented by the term “and/or”.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, Buyers and the JV Company Seller have executed this Assignment Agreement as of the date first above written.

JV COMPANY SELLER:

1000911292 ONTARIO INC.

By:
Name:
Title:

BUYERS:

AP ERIE HOLDINGS, L.P.

By:
Name:
Title:

BC PARTNERS ERIE BUYER LP

By:
Name:
Title:

Annex B

JV Company Limited Partnership Agreement Term Sheet

See attached.

Final Form

GFL ES GOVERNANCE TERM SHEET

The below sets out the non-binding indicative terms of the unanimous equityholders agreement (the “Definitive Agreement”) that will govern the relationship between the equityholders of GFL Environmental Services (“GFL ES” or the “Company”). The below (i) is subject to further discussion between the parties, and (ii) does not create any obligation on any person to negotiate (in good faith or otherwise). BC Partners and Apollo are referred to herein, each individually as an “Investor” and, collectively, as the “Investors”. Capitalized terms used herein that are not otherwise defined shall have the meanings ascribed to them in that certain Equity Purchase Agreement, dated as of January 6, 2025, by and among GFL and certain affiliates of funds advised or managed by the Investors.

Company	GFL Environmental Services L.P.

Board of Directors	Board of Directors will be comprised of seven persons, as follows:

•	Three directors nominated by GFL
•	Two directors nominated by BC Partners
•	Two directors nominated by Apollo

The Board shall meet at least quarterly plus an additional meeting to approve the Annual Business Plan, and otherwise on 72-hour notice given by any director. All directors will have the opportunity to attend all meetings remotely.

For so long as any Investor and GFL are entitled to nominate any directors, a quorum for any meeting of the Board shall require the attendance of at least one director nominated by each such Investor and GFL (in each case, subject to customary exceptions for adjourned meetings rescheduled for lack of quorum); provided, however, that after the Final Trigger Date (as defined below) a quorum for any meeting shall not require the attendance of any director nominated by GFL.

The Board shall have an Audit Committee and a Compensation Committee, both comprised of three persons, including one person nominated by GFL, one nominated by BC Partners, and one by Apollo. The Board shall have such other committees as may be appointed by the Board from time-to-time, and each of GFL, BC Partners and Apollo shall have the right to designate at least one member to each such committee.

A representative of BC Partners and Apollo will chair the board and board committees on an 18-month alternate basis. Initial rotation provides for BC Partners (Board Chair), Apollo (Audit Committee Chair), and Apollo (Compensation Committee Chair).

Directors shall be entitled to customary exculpation, indemnification, advancement and expense reimbursement rights. The unanimous equityholders agreement shall include customary provisions relating to subsidiary board representation.

Management of the Company / Material Decisions	Subject to customary oversight of the Board, the day-to-day affairs of the Company shall be managed by management of the Company, except in relation to the following matters:

•	The following matters shall require the prior approval of a majority of the Board:

o	The acquisition of businesses or assets in a single transaction (or series of related transactions) for consideration (x) greater than or equal to 3% but less than or equal to 5% of Run Rate EBITDA for the calendar year in which the acquisition is to be completed and/or (y) together with all other such transactions, greater than or equal to 15% but less than or equal to 25% of Run Rate EBITDA in the aggregate for the calendar year in which the acquisition(s) are to be completed; provided that such transaction (i) together with all other such transactions, is less than CAD$500 million in the aggregate for the calendar year in which the acquisition(s) are to be completed; and (ii) represents an acquisition multiple not in excess of 10.0x EBITDA;

o	Any disposition(s) of businesses or assets in any calendar year for aggregate consideration, together with all other such dispositions, less than or equal to 5% of Run Rate EBITDA for the calendar year in which the disposition is to be completed;

o	Except as specifically contemplated by the Annual Business Plan, capital expenditures (excluding maintenance or replacement capex) of less than or equal to 2% of Run Rate EBITDA for the calendar year in which the capital expenditure is to be incurred; and

o	Any incurrence of additional debt resulting in the Company having debt not in excess of 6.0x of the Company’s pro forma EBITDA for the last twelve months ending on the end of the month immediately preceding such incurrence.

•	The following matters shall require the prior approval of a majority of the Board and each of BC Partners, Apollo and GFL; provided that the approval of GFL shall not be required after (i) the Call Right Notice Date if GFL has not issued the GFL Call Right Notice; (ii) the date that is 3 months after the Call Right Notice Date if GFL has issued the GFL Call Right Notice and failed to execute and deliver the Definitive Documentation by such time; and/or (iii) the Exit Opportunity Trigger Date if GFL delivers the GFL Call Right Notice and executes and delivers the Definitive Documentation but fails to consummate the GFL Call Right on or prior to the Exit Opportunity Trigger Date) (together, clause (i), (ii) and/or (iii), the “Final Trigger Date”):

o	Any sale, transfer, merger, reorganization, consolidation or similar transaction (or series of related transactions) resulting in any third party becoming the beneficial owner of (a) more than fifty percent (50%) of the issued and outstanding voting stock of the Company or (b) all or substantially all of the Company’s and its subsidiaries’ assets (as determined on a consolidated basis) (any such transaction, a “Sale of the Company”), other than any Sale of the Company consummated pursuant to the rights of the Investors following the Exit Opportunity Trigger Date as set forth in “Exit Opportunity” below (which shall only require the consent of the applicable Investors described therein);

o	The acquisition of businesses or assets in a single transaction (or series of related transactions) for consideration (x) greater than 5% of Run Rate EBITDA for the calendar year in which the acquisition is to be completed and/or (y) together with all other such transactions, greater than 25% of Run Rate EBITDA in the aggregate for the calendar year in which the acquisition(s) are to be completed; provided that such transaction (i) together with all other such transactions, is less than CAD$500 million in the aggregate for the calendar year in which the acquisition(s) are to be completed; and (ii) represents an acquisition multiple not in excess of 10.0x EBITDA;

o	The acquisition of businesses or assets in a single transaction (or series of related transactions) for consideration (i) together with all other such transactions, greater than CAD$500 million in the aggregate for the calendar year in which the acquisition(s) are to be completed; or (ii) representing an acquisition multiple in excess of 10.0x EBITDA;

o	Any disposition(s) of businesses or assets in any calendar year for aggregate consideration, together with all other such dispositions, greater than 5% of Run Rate EBITDA and less than 50% of Run Rate EBITDA for the calendar year in which the disposition is to be completed;

o	Any dispositions of businesses or assets in any calendar year for aggregate consideration, together with all other such dispositions, in excess of 50% of Run Rate EBITDA for the calendar year in which the disposition is to be completed other than any Sale of the Company consummated pursuant to the rights of the Investors following the Exit Opportunity Trigger Date as set forth in “Exit Opportunity” below (which shall only require the consent of the applicable Investors described therein)

o	Except as specifically contemplated by the Annual Business Plan, capital expenditures (excluding maintenance or replacement capex) in excess of 2% of Run Rate EBITDA but less than or equal to 25% of Run Rate EBITDA for the calendar year in which the capital expenditure is to be incurred;

o	Any incurrence of additional debt resulting in the Company having debt in excess of 6.0x but equal to or less than 7.0x of the Company’s pro forma EBITDA for the last twelve months ending on the end of the month immediately preceding such incurrence;

o	Commencement, compromise or settlement of or withdrawal from any suit, action or legal, administrative proceeding with a value exceeding CAD$[TBD];

o	The allocation of unvested or unallocated equity under any equity compensation plans;

o	Any rescue financing, subject to pre-emptive rights;

o	Except as contemplated hereby, the retaining, terminating or amending the terms of engagement of financial advisors to the Company;

o	Dividends or distributions (or redemptions) of any equity of any direct or indirect parents of Buyer LP (including the Company) other than (i) redemptions in connection with the Company’s equity compensation plans and (ii) in connection with any Sale of the Company consummated pursuant to the rights of the Investors following the Exit Opportunity Trigger Date as set forth in “Exit Opportunity” below (which shall only require the consent of the applicable Investors described therein); and

o	Entering into an agreement that would restrict BC Partners or Apollo (or their affiliates) from competing in any business or in any geography.

•	The following matters shall require the prior approval of (x) a majority of the Board, (y) at least one of BC Partners and Apollo, and (z) GFL; provided, however, that, after the Final Trigger Date, subject to any applicable filing or consent requirement, the following matters shall require the prior approval of a majority of the Board and each of BC Partners and Apollo:

o	Annual Business Plan approval, including any material amendment to the Annual Business Plan of the Company; and

o	Hiring, terminating, or amending the terms of the employment of the CEO, CFO, COOs or GC (Executive Officers) of the Company, including the terms of their respective executive compensation.

•	The following matters shall require the prior unanimous Board approval (i.e., all Directors must approve):

o	Any amendment to the articles or by-laws of the Company or any non-wholly subsidiaries or joint ventures;

o	The issuance or transfer (other than as contemplated by “Liquidity Event” below) of any equity (or securities convertible into equity) of the Company or its subsidiaries (including as consideration in M&A transactions) that is senior to or pari passu with the equity issued to BC Partners and Apollo;

o	Related party transactions (which for the avoidance of doubt will include any transaction with any entity in which GFL or any Investor holds a 2% or greater stake);

o	Approval of Annual Financial Statements, subject to a customary deadlock mechanism;

o	Retaining, terminating or amending the terms of engagement of the Company’s auditors;

o	Making, filing or amending any material tax election;

o	Any change in the financial year of the Company;

o	Any change in the registered or jurisdiction of the head office of the Company;

o	Any material reduction in any insurance coverages, including without limitation D&O insurance coverage;

o	Capital expenditures (excluding maintenance or replacement capex) in excess of 10% of revenue for the calendar year in which the capital expenditure is to be incurred;

o	Any incurrence of any debt resulting in the Company having debt in excess of 7.0x of the Company’s pro forma EBITDA for the last twelve months ending on the end of the month immediately preceding such incurrence;

o	Any material change to the nature of the business of the Company or its subsidiaries;

o	Any bankruptcy, recapitalization or reorganization involving the Company or any of its subsidiaries or any dissolution,liquidation or winding up of the Company or any of its subsidiaries;

o	The implementation, termination or amendment of any equity compensation plans;

o	Any changes to the composition of the Board (the number of directors or the number of directors appointed by each Investor); and

o	Any underwritten public offering or direct listing of the equity of the Company or any of its subsidiaries (an “IPO”).

Financing of Company	The Company shall meet its capital requirements through internally generated funds from operations, third party debt and/or further equity subscriptions by the Investors. No Investor will be obligated to contribute additional capital to the Company.

GFL and the Investors shall be entitled to customary pro rata pre-emptive rights on any issuance of (i) equity by the Company or any of its subsidiaries (including as contemplated by the transactions described in the immediately preceding paragraph) and (ii) debt by the Company or any of its subsidiaries (in each case, subject to customary exceptions) (with an ability for Investors to purchase any equity or debt that any other Investor elects not to purchase).

Liquidity Event	Equityholders shall not be permitted to directly or indirectly transfer equity of the Company except as follows:

•	To “permitted transferees” (to be customarily defined and include affiliates, related persons or entities (for tax, estate or similar purposes, in the case of members of management)), provided there shall be no change in effective control thereof (i.e., customary permitted transferees); and

•	Pursuant to the GFL Call, the Transfer Right or an Exit Opportunity.

For the avoidance of doubt, transfer restrictions will not apply to (i) secondary transfers of limited partnership interests in funds managed by BC Partners and Apollo, (ii) customary LP syndication, within 12 months after closing, by an Investor to co-investment vehicles controlled or managed by such Investor or its affiliates or (iii) customary pledges in respect of fund financing, back leverage, margin loan, swap, credit facility or other similar bona fide financing arrangements of BC Partners and Apollo.

GFL Call Right

•	Any time before or on the date that is 54 months following the date of the closing (such date, the “Exit Opportunity Trigger Date”), GFL shall have the unilateral right (the “GFL Call Right”) to consummate a buyout of BC Partners and Apollo’s equity interests of GFL ES in one block and in cash at a valuation that would result in each such Investor achieving the greater of (i) a 2.0x MOIC and (ii) a 18% IRR (net of fees and other expenses) (such buyout, the “Investor Buyout”) subject to GFL delivering the GFL Call Right Notice (as described below) on or prior to the Call Right Notice Date.

•	Within 42 months following the date of the closing (such date, the “Call Right Notice Date”), GFL will provide written notice to BC Partners and Apollo of its intention to exercise the GFL Call Right (such written notice, the “GFL Call Right Notice”) and consummate the Investor Buyout within the following 12 months (consisting of not more than 3 months (commencing on the date that the GFL Call Right Notice is delivered) to negotiate and execute such definitive documentation (the “Definitive Documentation”) and the remainder to consummate the Investor Buyout). The Definitive Documentation will include terms and conditions customary for a transaction of this nature as negotiated by the parties, and will not require BC Partners or Apollo to make any representations and warranties other than those regarding their equity ownership and authorization.

•	After the Final Trigger Date, the Company will promptly commence separation process for a full carve-out (but without limiting GFL’s ability to thereafter exercise the GFL Call Right in accordance with the terms hereof).

Transfer Right

•	After the Final Trigger Date, each of BC Partners and Apollo will have the right to transfer all or a portion of its equity to a third party financial investor that is neither a competitor of the Company nor a “restricted” investor (i.e., activist, distressed, etc.), subject to a customary right of first offer and pro rata tag-along rights in favor of the non-transferring Investors.

Exit Opportunity

•	After the Final Trigger Date, BC Partners and Apollo will have the right to cause the Company to execute a Sale of the Company. In this scenario, the Investors will first earn a preferential return (documented as a liquidation preference applicable in all scenarios including bankruptcy and a change of control of the Company) resulting in each Investor achieving a minimum of the greater of (i) a 2.0x MOIC and (ii) a 18% IRR, after which all proceeds accrue to GFL until GFL has also achieved the greater of (i) a 2.0x MOIC and (ii) a 18% IRR, with any additional proceeds shared pro-rata among the Company’s equityholders (including its MEP participants) afterwards

o	In the case of a Sale of the Company to a buyer that is affiliated with any Investor, this can be triggered after the Final Trigger Date, only with the unanimous written consent of BC Partners and Apollo and will be subject to any procedural protections put in place by the unanimous consent of the Board to address any conflict of interest raised by an Investor’s affiliation with such buyer.

In the case of a Sale of the Company to a third-party (for the avoidance of doubt, not including an IPO) that is unaffiliated with GFL and the Investors, such Sale of the Company can be triggered after the Final Trigger Date and prior to or on the date that is 66 months after the date of the closing if (i) any of BC Partners or Apollo initiate and approve that the Company initiate a sale process and either (ii) proceeds from such Sale of the Company result in each of the Investors achieving a 18% IRR (minimum IRR requirement), in which case all Investors are dragged into such a sale, or (iii) if after executing the third-party sale all Investors accept a lower IRR. After the date that is 66 months after the date of the closing and prior to or on the date that is 78 months after the date of the closing, (i) the minimum IRR requirement shall be 15% if any one of BC Partners or Apollo (i.e., at least one out of two) determine to drag the other parties in a third party Sale of the Company or (ii) the minimum IRR requirement drops to 10% if each of BC Partners and Apollo determine to drag the other parties in a third party Sale of the Company. After the date that is 78 months after the date of the closing there is no minimum IRR requirement and either BC Partners or Apollo can initiate and approve that the Company initiate a sale process, dragging the other equityholders of the Company in a Sale of the Company to a third-party.

Each Sale of the Company described in this “Exit Opportunity” section would be effectuated pursuant to customary drag-along rights (including provisions requiring each dragged equityholder to sell a pro rata share of its equity interests in, participate in, vote in favor of, and waive any dissenters and appraisal rights with respect to, such Sale of the Company).

Information Rights	Monthly Management Calls: There will be monthly meetings/calls with management (approximately two hours in length) on latest financial and main business developments.

Financial Reports: The Company will deliver to each Investor and GFL (a) unaudited, monthly financial statements within thirty (30) days after the end of each month and (b) audited, annual financial statements within one hundred twenty (120) days after the end of each year.

Books and Records: Each Investor and GFL will have customary information and access rights to the Company’s books and records reasonably related to such Investor’s and GFL's interest in the Company (including copies of the Company’s tax returns, copies of the Company’s organizational documents and information regarding the amount and value of any capital contributions made by such Investor to the Company).

Observer Rights: BC Partners and Apollo shall each have the right to appoint 1 non-voting observer to the Board.

Fiduciary Duties	All fiduciary duties of each Investor (and their respective Board nominees), will be waived and disclaimed to the maximum extent permitted by applicable law.

Registration Rights	Following an IPO, each Investor and GFL shall have (i) customary unlimited demand registration rights for each Investor and following the second anniversary of such IPO, not more than two demand registration rights for GFL, and (ii) unlimited piggyback registration rights (including in connection with an IPO).

Each Investor’s and GFL's piggyback registration rights shall survive for as long as such Investor or GFL, as applicable, is subject to volume and manner of sale limitations under Rule 144 of the Securities Act.

The Investors and GFL (on a pro rata basis) will have priority over all other participants (including the Company) in any offering in which they participate (including the IPO) to sell, at their election, a number of equity interests in such underwritten offering.

Any cutbacks to an Investor’s and GFL’s registration rights shall be (i) where any Investor exercises a demand right, first to GFL and then on a pro rata basis among the Investors, and (ii) where GFL exercises its demand right, pro rata basis among the Investors and GFL.

Restrictive Covenants	The Definitive Agreement shall contain the following covenants:

(a) Seller Parent hereby agrees that, during Restricted Period, other than solely as a result of ownership of the JV Company Equity Interests or any other securities of the JV Company (and any governance and other equityholder arrangements with respect thereto) or otherwise on behalf of or in service to the JV Company or any of its Affiliates (including pursuant to this Agreement or any Ancillary Agreement), Seller Parent shall not, and shall cause its Subsidiaries not to, directly or indirectly, without the JV Company’s prior written consent, in any way, in any capacity whatsoever (whether as principal, agent, employer, investor, equityholder, lender, consultant, franchisor, franchisee, licensor, licensee, distributor, supplier, partner, beneficiary, trustee, manager, member, representative or any other capacity) carry on, be engaged in, own, have any financial or other interest (equity, ownership or otherwise) in, manage, operate, control, participate in, advise, be otherwise commercially involved in the Business in competition with the JV Company or any of its Subsidiaries (including the Purchased Companies and the Purchased Subsidiaries) (the “Competing Business”) in Canada or United States of America. Notwithstanding the foregoing, the following activities by Seller Parent and its Subsidiaries shall not be prohibited by this paragraph: (i) any activity of or investment in any Person in which Seller Parent and its Subsidiaries collectively own five percent (5%) or less of the outstanding voting stock or other voting securities of such Person to the extent such equity interests or aggregate investment do not give Seller Parent and its Subsidiaries the right to designate a majority, or such higher amount constituting a controlling number, of the members of the board of directors (or similar governing body) of such Person; (ii) investing in any fund that is not formed solely to invest in a Competing Business and in which Seller Parent and its Affiliates have no discretion with respect to the investment strategy of such fund; and (iii) acquiring or investing in, and, after such acquisition or investment, owning an interest in any Person (or its successor) that is engaged in a Competing Business and operating such Competing Business if such Competing Business generated does not exceed twenty percent (20%) of such Person’s consolidated annual revenues in the last completed fiscal year of such Person (the “Restricted Business Threshold”); provided that, if revenue of such Competing Business as measured in the last completed fiscal year of such Person immediately prior to the closing of any such acquisition or investment exceeds the Restricted Business Threshold and Seller Parent or one or more of its Subsidiaries directly or indirectly consummates the acquisition of such Competing Business, then such purchaser shall, within 12 months of the date of the consummation of such acquisition, wind down, sell to the Business (at no cost but on other terms and conditions agreed to in writing by Seller Parent and Buyers in each such party’s sole discretion) or enter into a definitive agreement to divest (and subsequently consummate the divestment of), such Person’s Competing Business, in each case, such that the restrictions set forth in this paragraph would not operate to restrict ownership of such Competing Business.

(b) Seller Parent hereby agrees that, during Restricted Period, other than on behalf of or in service to the JV Company or any of its Affiliates (including pursuant to this Agreement or any Ancillary Agreement), Seller Parent shall not, and shall cause its Subsidiaries not to, directly or indirectly, without the JV Company’s prior written consent, solicit, initiate discussions or otherwise contact any Person who is at any time during the period from the Closing Date until the GFL Exit Date a customer or, to the Knowledge of Seller Parent, a prospective customer, of the Business for the purposes of offering goods, products or services related to the Business or induce or knowingly encourage (i) any such customer to terminate, suspend, reduce the scope of or otherwise adversely modify its relationship with the Business, the JV Company or any of its Subsidiaries (including the Purchased Companies and the Purchased Subsidiaries) or otherwise interfere with such relationship or (ii) any such prospective customer to cease or not enter into any relationship with the Business, the JV Company or any of its Subsidiaries (including the Purchased Companies and the Purchased Subsidiaries), in each case, to the extent relating to the Business. For the avoidance of doubt, this paragraph shall not restrict any interactions with such customers or prospective customers that relate to any Retained Business.

(c) Each of the Parties acknowledges and agrees that irreparable damage would occur in the event of a violation of the provisions of the foregoing clauses [(a)] or [(b)], respectively. Each of Seller Parent and Buyers further acknowledges and agrees that the agreements contained in the foregoing clauses [(a)] and [(b)], respectively, are an integral part of the Transaction and that, without these agreements, none of Buyers or Seller Parent would enter into this Agreement. If, at the time of enforcement of the covenants contained in the foregoing clauses [(a)] or [(b)] (collectively, the “Restrictive Covenants”), a court or arbitrator shall hold that the duration of the Restricted Period or scope restrictions of the Restrictive Covenants are unreasonable or otherwise unenforceable under circumstances then existing, each of the Parties agrees that such court or arbitrator shall be entitled to amend and substitute the Restricted Period or scope as it determines is enforceable under such circumstances for the stated duration or scope in the Restrictive Covenants and that, in such case, the court or arbitrator shall be allowed and directed to revise the Restrictive Covenants to cover the maximum period and scope permitted by Law. Each of the Parties expressly acknowledges the Restrictive Covenants are reasonable and valid in all respects and irrevocably waives (and irrevocably agrees not to raise) as a defense any issue of reasonableness.

(d) The Parties agree and acknowledge that (i) the Restrictive Covenants are integral to this Agreement, (ii) no portion of the Purchase Price is allocable to, and no proceeds are received or receivable by the JV Company Seller or Seller Parent for granting the Restrictive Covenants for the benefit of any of Buyers or their respective Affiliates and (iii) such Restrictive Covenants have been granted to maintain or preserve the fair market value of the Transferred JV Interests.

Other Provisions	The Definitive Agreement shall contain other customary terms for an investment of this nature, including corporate opportunities and customary tax protections against effectively connected income, unrelated business taxable income and commercial activity income.

In connection with the closing, the Company will pay the Investors (on a pro rata basis based on capital invested) (or designated affiliates thereof) a CAD$[redacted amount] transaction fee and a debt financing advisory fee equal to [redacted amount] of the amount of the debt financing obtained in connection with the transaction (which, for the avoidance of doubt, will not include any amounts (x) committed to or drawn down in respect of the revolving credit facility or (y) in respect of the Junior Debt Financing).

Term	The Definitive Agreement shall terminate upon the consummation of a Liquidity Event.